As confidentially submitted to the Securities and Exchange Commission on May 25, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

58 Daojia Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8/F, Building 5, Beijing Cultural Creative Building

No. 30 Beiyuan Road

Chaoyang District, Beijing, 100012

People’s Republic of China

+86 10 8347 6824

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Will H. Cai, Esq. Michael Yu, Esq. Lisa Yuan, Esq. Cooley LLP c/o 35th Floor, Two Exchange Square 8 Connaught Place, Central Hong Kong +852 3758-1200	Jonathan B. Stone, Esq. Vincent Sze, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary shares, par value US$0.0000025 per share(1)	US$	US$

(1)	American depositary shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Preliminary Prospectus dated                 , 2021

American Depositary Shares

58 Daojia Limited

Representing              Ordinary Shares

This is an initial public offering of              American depositary shares, or ADSs, of 58 Daojia Limited.

We are offering              ADSs in this offering. Each ADS represents              ordinary shares, par value US$0.0000025 per share. We anticipate the initial public offering price per ADS will be between US$             and US$            .

Prior to this offering, there has been no public market for the ADSs or our shares. We will apply to list the ADSs on the New York Stock Exchange under the symbol “JIA.”

We are an “emerging growth company” under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our ADSs involves risks. See “Risk Factors” on page 17 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved any of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

The underwriters have a 30-day option to purchase up to an additional              ADSs from us at the initial public offering price less the underwriting discount and commissions.

The underwriters expect to deliver the ADSs against payment in U.S. dollars on                 , 2021.

J.P. Morgan	UBS Investment Bank	CICC

The date of this prospectus is                  , 2021.

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No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

i

Until                , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. This summary does not contain all of the information that may be important to you in making your investment decision. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by iResearch, an independent market research firm, that provides information on the industry we operate in and our market position in China.

Our Mission

Our mission is to make every home a happier place and to help every service provider work better.

With our transformative solution, we cater to the evolving needs of consumers for quality home services at different stages of their lives, and help service providers find sustainable career opportunities. We are committed to providing an open and expanding platform with a transactions-enabling infrastructure to serve all industry participants in the vast China home services market.

Overview

Who we are

We are the largest home services platform in China in terms of gross transaction volume in 2020, according to iResearch. We aspire to empower China’s home services industry with data and technology, enhance industry efficiency, bring superior experience to millions of families, and improve the lives and work of more than 30 million service providers nationwide.

We own and operate Swan Daojia, China’s most recognized and trusted brand in home services according to iResearch. Daojia (到家) means “to home” in Chinese. The idea of home is central to the values and solutions that we offer on our platform, spanning multiple service categories, from maternity nurse, nanny, housekeeping services, to training services and SaaS-based solutions. Since our inception, we have served the largest number of consumers and operated the largest service provider network in China, according to iResearch. As of December 31, 2020, we had over 4.1 million transacting consumers and more than 1.4 million registered and verified service providers on our platform.

Leveraging the operational know-how accumulated through seven years of operations, we are well positioned to empower service providers. We provide an integrated technology solution to service providers, to address their needs ranging from systematic training and screening to career advancement. As of December 31, 2020, we had an aggregate of over one million service providers’ enrollments in our training courses.

Since 2017, we have also expanded our platform to allow other industry participants, such as home services agencies, to join Swan Collaboration Network, or “SCN,” our industry-first comprehensive home services collaboration network. Aiming to reshape the traditional home services market, we offer a comprehensive suite of SaaS-based solutions to these industry participants and bring them transparency, efficiency and collaboration. As of December 31, 2020, 111 home services agencies across 86 cities in China joined our SCN.

Challenges facing our industry

Despite the significant growth in the past, consumers, service providers and other industry participants in China’s home services market continue to face many challenges.

For consumers, the lack of a systematic approach to verify the authenticity of background information of service providers leads to a safety concern. Health awareness of consumers is further elevated by the COVID-19 pandemic. Price opacity and quality inconsistency are also key challenges for consumers when they are trying to find a service provider.

For service providers, they face a lack of job opportunities, insufficient protections, concerns over well-being, as well as shortages of career advancement.

For other industry participants, there is a lack of collaboration, established technology infrastructure and industry-wide service standards. With approximately 630,000 home services agencies in 2020, China’s home services market is highly fragmented, and these agencies generally have limited brand recognition, service resources, technology capabilities and operating efficiency.

Our solutions

We founded Daojia to address the key challenges facing China’s home services market through digitalization, standardization and collaboration. We have built a platform that connects millions of consumers, service providers and industry participants, with the largest geographic footprint in China’s home services market, according to iResearch.

The diagram below illustrates the composition and structure of our platform:

•

Swan home services. We are committed to serving consumers’ lifetime needs for home services. We are a one-stop platform that gives consumers real-time access to a comprehensive range of home services and a large and screened pool of service providers. Our services range from extended household staffing services, including maternity nurse and nanny services, to high-frequency on-demand dispatch services, such as housekeeping.

•	Career empowerment to service providers. Recognizing the lack of skill and career development infrastructure for service providers in China, we offer service providers meticulously designed skill advancement training courses, industry-recognized accreditation system, and various well-being services to empower service providers and to increase their earnings and career mobility.

•

Swan Collaboration Network. We are committed to promoting our technology-enabled and data-driven business model in China’s home services industry and are taking initiatives to build our SCN as the operating system underpinning the whole industry. We grant home services agencies access to SaaS-based tools and solutions to manage their operations and provide quality home services while maximizing efficiency.

Our innovative business model has allowed us to scale rapidly while maintaining quality, responsiveness and trustworthiness. Our total gross transaction volume increased by 49.4% from RMB6,151.6 million in 2018 to RMB9,191.7 million in 2019, and our revenues grew by 53.3% from RMB398.7 million in 2018 to RMB611.1 million in 2019. In 2020, although our gross transaction volume decreased slightly by 4.0% to RMB8,828.2 million (US$1,353.0 million) due to the severe impact of the COVID-19 pandemic, our revenues increased by 16.4% to RMB711.1 million (US$109.0 million). Our gross profit increased by 208.2% from RMB51.7 million in 2018 to RMB159.4 million in 2019 and further increased by 74.5% to RMB278.1 million (US$42.6 million) in 2020. We had net loss of RMB591.2 million, RMB615.6 million and RMB614.7 million (US$94.2 million) in 2018, 2019 and 2020, respectively.

Market Opportunities

China has a massive and fast-growing home services market. According to iResearch, the total household expenditure on home services in China increased from RMB570.3 billion in 2016 to RMB909.0 billion in 2020, representing a compound annual growth rate, or CAGR, of 12.4%, and is expected to further grow at a CAGR of 18.5% to RMB2.1 trillion by 2025. Out of a total population of approximately 494 million households, approximately 39 million households used outsourced home services in 2020, according to iResearch.

As the home services workforce grows, the industry calls for empowering solutions, such as skill advancement trainings and accreditation. According to iResearch, the size of the home services workforce training market increased from RMB7.7 billion in 2016 to RMB23.7 billion in 2020, at a CAGR of 32.3%, and is expected to reach RMB88.5 billion by 2025.

China’s home services market is highly fragmented. According to iResearch, there were approximately 630,000 home services agencies, and more than 30 million individual service providers in China in 2020. We believe technology-enabled platforms, including us, can leverage their proprietary digital capabilities to streamline business processes, empower the full value chain, and build trust with consumers, service providers and other industry participants, creating a virtuous cycle on the path towards a sustainable growth.

Our Strengths

We believe our success to date is primarily attributable to the following key competitive strengths:

•	we are the largest one-stop home services platform in China;

•	we are a pioneer in transforming and digitalizing the home services industry;

•	we are a nationally recognized and highly trusted brand;

•	we have proprietary and innovative technology that propels operational excellence;

•	we enjoy high scalability and powerful network effects; and

•	we benefit from a deep roster of seasoned management team members.

Our Strategies

We intend to pursue the following strategies to further grow our business:

•	expand service offerings and geographical coverage;

•	grow our service provider solutions;

•	further expand our SCN;

•	accelerate technology innovation;

•	further promote our brand recognition; and

•	selectively pursue strategic alliances, investments and acquisitions.

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks relating to our business and industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	Our limited operating history and the rapid evolution of our business model make it difficult for investors to evaluate our business and prospects;

•	We have a history of cumulative losses and may have further losses as we continue to grow our business;

•

The growth of our home services depends on our ability to attract and retain a large community of consumers. Loss of consumers, or failure to attract new consumers, could materially and adversely affect our business;

•

Our growth depends on our ability to maintain and expand our network of service providers. Failure to attract and retain service providers or a decrease in supply of service providers could materially and adversely affect our business;

•	If we are unable to continue to provide a satisfactory experience to consumers and service providers, our business and reputation may be materially and adversely affected;

•	Our business, financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic;

•	If we fail to maintain our business relationships with industry participants, our business and growth prospects may suffer;

•	Consumers and service providers may circumvent our platform;

•	Our business is susceptible to changes in demand for home services in China; and

•

Maintaining and enhancing our brand and reputation is crucial to our business prospects. Any damage to our brand and reputation may have a material adverse effect on our results of operations, financial condition and business prospects.

Risks relating to our corporate structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

•	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations;

•

We rely on contractual arrangements with our VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control; and

•	Any failure by any of our VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks relating to doing business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

•	Uncertainties with respect to the PRC legal system could adversely affect us;

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions within the United States against us or our management named in the prospectus based on foreign laws; it may also be difficult for overseas regulators or you to conduct investigations or collect evidence within China;

•

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business;

•	The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets;

•

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

•

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection; and

•	We could be delisted if we are unable to meet the PCAOB inspection requirements in time.

Risks relating to the ADSs and this offering

In addition to the risks and uncertainties described above, we are subject to risks relating to the ADSs and this offering, including, but not limited to, the following:

•	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

•	An active trading market for our ordinary shares or the ADSs may not develop and the trading price for our ADSs may fluctuate significantly;

•	Our dual-class share structure with different voting rights may adversely affect the value and liquidity of the ADSs;

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors; and

•	Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

Corporate History and Structure

We commenced our home services operations in August 2014 when 58.com, Inc., or 58.com, China’s largest online classifieds marketplace, launched its home services business. In January 2015, 58.com transferred its home services business to 58 Daojia Inc., our principal shareholder. In May 2018, our company, 58 Daojia Limited, was incorporated in the Cayman Islands as our offshore holding company to facilitate offshore financing and listing and 58 Daojia Inc. transferred the key employees, contracts, operating assets and liabilities associated with the home services to our company.

As part of the reorganization process, we obtained control over Changsha Daojia Youxiang Home Service Co., Ltd., or Youxiang VIE, and Wuba Daojia Co., Ltd., or Daojia VIE, through Changsha Daojia Youxiang Network Technology Co., Ltd, or Changsha WFOE, by entering into a series of contractual arrangements with Youxiang VIE and Daojia VIE, respectively. We also obtained control over Tianjin Haodaojia Information Technology Co., Ltd., or Haodaojia VIE, through Tianjin Wuba Daojia Information Technology Co., Ltd., or Tianjin WFOE, by entering into a series of contractual arrangements with Haodaojia VIE. The reorganizations were completed in January 2020. As a result of our contractual arrangements with the VIEs and their respective shareholders, we are regarded as the primary beneficiary of our VIEs, and we treat our VIEs and their respective subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our contractual arrangements with our VIEs and their respective shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of our VIEs when and to the extent permitted by PRC laws. For more details, including risks associated with the VIE structure, see “Corporate History and Structure—Contractual Arrangements with our VIEs” and “Risk Factors—Risks Relating to Our Corporate Structure.”

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering:

(1)

Shareholders of our VIEs are Mr. Xiaohua Chen and Mr. Jinbo Yao, holding approximately 82.88% and 17.12% equity interests in each of the VIEs, respectively. Mr. Xiaohua Chen is our founder, chairman of the board of directors and chief executive officer. Mr. Jinbo Yao is our director.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Impact of the COVID-19 Pandemic on Our Business

The outbreak of COVID-19 has severely impacted China and the rest of the world. In an effort to contain the spread of COVID-19, China took a number of measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, asking residents in China to stay at home and to avoid public gatherings, and encouraging employees of enterprises to work remotely, among others.

In early 2020, the strict travel restrictions and quarantine requirements imposed by the PRC government limited the availability of service providers who can provide home services in major cities where we operate. This resulted in cancelation and termination of certain home services transactions for which we refunded service fees to consumers and service providers. In addition, due to consumers’ concerns or fear of the spread of the disease by visitors, there had been a noticeable reduction of orders of on-demand dispatch services in that period.

We undertook a series of mitigating actions to alleviate the impact of COVID-19 on our business. We accelerated online migration of our service processes to improve efficiency. To reduce cancelations of service contracts by consumers, we arranged COVID-19 testing and provided health and hygiene products for service providers. To ease our cash flow burdens, we carefully controlled our administrative expenses, shut down certain service centers with a low customer traffic and temporarily adjusted compensation for management staff. In addition, as part of the Chinese government’s efforts to ease the burden of businesses affected by the COVID-19 pandemic, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration has temporarily reduced or exempted payments to the government-mandated employee social security plans since February 2020. It is uncertain whether such government support program will continue in the future.

Many of the quarantine measures within China have since been relaxed, and we have resumed normal operations since early May 2020. As a result, our performance had generally improved in the third and fourth quarters of 2020. Our gross transaction volume decreased slightly by 4.0% to RMB8,828.2 million (US$1,353.0 million), but our revenues increased by 16.4% to RMB711.1 million (US$109.0 million) and our gross profit increased by 74.5% to RMB278.1 million (US$42.6 million) in 2020.

While the duration and further development of the pandemic and its disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our results of operations for 2021 will not be materially affected by continued impacts from COVID-19. However, if there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected going forward.

Corporate Information

Our principal executive offices are located at 8/F, Building 5, Beijing Cultural Creative Building, No. 30 Beiyuan Road, Chaoyang District, Beijing, 100012, People’s Republic of China. Our telephone number at this address is +86-10 8347 6824. Our registered office in the Cayman Islands is located at the offices of McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Cayman Islands, KY1-1106, Cayman Islands. Our agent for service of process in the United States is                 .

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.daojia.com. The information contained on our website is not a part of this prospectus.

Conventions Which Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, and for purposes of this prospectus only:

•	“58 Daojia Inc. Group” refers to 58 Daojia Inc., one of our major shareholders, and its subsidiaries and consolidated variable interest entities other than us and the entities controlled by us;

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares;

•	“ADRs” refers to the American depositary receipts that evidence the ADSs;

•	“AI” refers to artificial intelligence;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

•

“gross transaction volume” refers to the total amount paid by a consumer in connection with a home services contract or an on-demand housekeeping service order that he or she enters into with a service provider through our platform, without giving effect to cancelations or refunds. For nanny services, the gross transaction volume is calculated to include service fees paid to us and the salaries paid to the service provider by the consumer for the whole contract period. For maternity nurse services and housekeeping services, the gross transaction volume is calculated to include only the salaries paid to the service provider by the consumer for the whole contract period;

•

“gross transaction volume per transaction” refers to the average amount of a home services transaction calculated by dividing the total gross transaction volume by the number of home services transactions in a given period, without giving effect to cancelations or refunds;

•

“home services transaction” refers to a contract entered into between a consumer and a service provider for maternity nurse service or nanny service through our platform or an order for housekeeping service placed by a consumer on our platform; unless otherwise indicated or the context otherwise requires, including the transactions facilitated by us and the transactions facilitated by other home services agencies within our SCN;

•	“refund rate” refers to the ratio calculated by dividing the service fees refunded by the full amount of service fees stipulated in the contract;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SaaS” refers to software as a service;

•	“SCN” refers to Swan Collaboration Network;

•	“service fees” refers to the amount charged by us or home services agencies in connection with matching services from a consumer or a service provider or both;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0000025 per share;

•	“service providers” refers to individuals who provide home services to consumers;

•	“take rate” refers to the ratio calculated by dividing the service fees we charge in connection with matching services from a consumer or a service provider or both, by the gross transaction volume;

•

“transacting consumers” for a specific period refers to consumers who complete at least one home services transaction through our platform during that period; unless otherwise indicated or the context otherwise requires, including the consumers who complete transactions facilitated by us or the transactions facilitated by other home services agencies within our SCN;

•

“transacting service providers” for a specific period refers to service providers who complete at least one home services transaction through our platform during that period; unless otherwise indicated or the context otherwise requires, including the service providers who complete transactions facilitated by us or the transactions facilitated by other home services agencies within our SCN;

•	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;

•

“variable interest entities” or “VIEs” refers to Changsha Daojia Youxiang Home Service Co., Ltd., or Youxiang VIE, Wuba Daojia Co., Ltd., or Daojia VIE, and Tianjin Haodaojia Information Technology Co., Ltd., or Haodaojia VIE; and

•

“we,” “us,” “our company” and “our” refers to 58 Daojia Limited, a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and our combined or consolidated financial information, also include its VIEs.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 14, 2021, the rate was RMB6.4367 to US$1.00.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by Us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares issued and outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents ordinary shares, par value US$0.0000025 per share.

The depositary, through its custodian, will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. [If, however, we declare dividends on our ordinary shares, the depositary will distribute the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.]

You may surrender your ADSs to the depositary for cancelation in exchange for the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering, or approximately US$ million if the underwriters exercise their option to purchase additional ADSs in full, assuming an initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for the following purposes:

•	to upgrade our technology systems and enhance our home services infrastructure;

•	to promote our brand and service recognition; and

•

for working capital and other general corporate purposes, including strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

See “Use of Proceeds” for more information.

Lock-up	We[, our directors and executive officers, our current shareholders and certain holders of our share-based awards] have agreed with the underwriters not to sell, transfer or dispose of any ordinary shares, ADSs, any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, we will not authorize or permit , as depositary, to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we expressly consent to such deposit or issuance and we have agreed not to provide such consent without the prior written consent of the representatives on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting.”

[Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the ADSs offering in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing	We will apply to list our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed New York Stock Exchange trading symbol	JIA

Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2021, through the facilities of the Depositary Trust Company, or DTC.

Depositary

The number of ordinary shares that will be outstanding immediately after this offering is based upon 514,039,956 ordinary shares outstanding on an as-converted basis as of the date of this prospectus, excluding:

•	ordinary shares issuable upon the vesting of outstanding restricted share units; and

•	ordinary shares reserved for future issuance under our 2019 Share Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2019 and 2020 and summary consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues	398,699	611,054	711,081	108,978
Cost of revenues	(346,963)	(451,623)	(432,936)	(66,350)

Gross profit	51,736	159,431	278,145	42,628

Operating expenses:
Sales and marketing expenses(1)	(348,019)	(431,483)	(604,312)	(92,615)
General and administrative expenses(1)	(115,957)	(175,012)	(194,948)	(29,877)
Research and development expenses(1)	(178,868)	(168,717)	(112,367)	(17,221)

Total operating expenses	(642,844)	(775,212)	(911,627)	(139,713)

Loss from operations	(591,108)	(615,781)	(633,482)	(97,085)

Other income/(expenses):
Investment income	—	52	—	—
Interest income	584	3,207	3,738	573
Fair value change of convertible loans	—	(8,050)	(37,372)	(5,728)
Share of gain of equity method investee	—	530	11,268	1,727
Others, net	(705)	4,451	41,170	6,310

Loss before income tax	(591,229)	(615,591)	(614,678)	(94,203)
Income tax expenses	—	—	(16)	(2)

Net Loss	(591,229)	(615,591)	(614,694)	(94,205)
Less: Net loss attributable to noncontrolling interests	—	—	(383)	(59)
Net loss attributable to 58 Daojia Limited	(591,229)	(615,591)	(614,311)	(94,146)
Accretions of convertible redeemable preferred shares to redemption value	—	(31,171)	(86,725)	(13,291)
Net loss attributable to ordinary shareholders of 58 Daojia Limited	(591,229)	(646,762)	(701,036)	(107,437)

Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	107	1,734	(23,630)	(3,621)

Total other comprehensive income/(loss)	107	1,734	(23,630)	(3,621)

Total comprehensive loss	(591,122)	(613,857)	(638,324)	(97,826)

Less: Comprehensive loss attributable to noncontrolling interests	—	—	(383)	(59)

Comprehensive loss attributable to 58 Daojia Limited	(591,122)	(613,857)	(637,941)	(97,767)
Accretions of convertible redeemable preferred shares to redemption value	—	(31,171)	(86,725)	(13,291)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Comprehensive loss attributable to ordinary shareholders of 58 Daojia Limited	(591,122)	(645,028)	(724,666)	(111,058)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	400,000,000	400,000,000	404,366,306	404,366,306
Net loss per ordinary share
—Basic	(1.48)	(1.62)	(1.73)	(0.27)
—Diluted	(1.48)	(1.62)	(1.73)	(0.27)

(1)	The table below sets forth our share-based compensation expenses.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses included in:
Sales and marketing expenses	16	15	—	—
General and administrative expenses	338	9,369	6,378	977
Research and development expenses	14	18	—	—

Total	368	9,402	6,378	977

The following table presents our summary consolidated balance sheet data as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Total current assets	393,124	612,289	93,838
Total assets	486,897	927,588	142,160
Total current liabilities	1,058,695	1,183,008	181,304
Total liabilities	1,481,724	1,786,473	273,790
Total mezzanine equity	396,302	1,173,662	179,872
Total invested deficit/shareholders’ deficit	(1,391,129)	(2,032,547)	(311,502)
Total liabilities, mezzanine equity and invested deficit/shareholders’ deficit	486,897	927,588	142,160

The following table presents our summary consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(343,496)	(351,692)	(506,435)	(77,617)
Net cash used in investing activities	(27,508)	(62,118)	(23,331)	(3,576)
Net cash provided by financing activities	256,363	674,364	774,607	118,713

Effect of exchange rate changes on cash, cash equivalents and restricted cash	107	1,734	(23,630)	(3,618)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(114,534)	262,288	221,211	33,902
Cash, cash equivalents and restricted cash at the beginning of the year	139,813	25,279	287,567	44,072

Cash, cash equivalents and restricted cash at the end of the year	25,279	287,567	508,778	77,974

Key Operating Data

The table below sets forth our key operating data for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
Number of home services transactions(1)	5,834,519	6,878,558	4,489,511
Number of transacting consumers(2)	1,054,651	1,271,187	1,077,682
Number of transacting service providers(3)	145,557	179,936	167,682
Total gross transaction volume (RMB in millions)(4)	6,151.6	9,191.7	8,828.2
Total training courses completed by service providers	246,085	221,566	262,921
Total paid training courses completed by service providers(5)	—	19,967	109,467

(1)	Including the home services transactions facilitated by us and transactions facilitated by other home services agencies within our SCN in a given period.
(2)	Including the consumers who completed home services transactions facilitated by us or transactions facilitated by other home services agencies within our SCN.
(3)	Including the service providers who completed home services transactions facilitated by us or transactions facilitated by other home services agencies within our SCN.
(4)

Represents the total amount paid by consumers in connection with home services transactions that they entered into with service providers through our platform in a given period, without giving effect to cancelations or refunds, including the gross transaction volume for home services transactions facilitated by us and transactions facilitated by other home services agencies within our SCN.

(5)	Represents the total number of our paid training courses in a given period that were completed by service providers when the service providers passed the required tests for such courses.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our limited operating history and the rapid evolution of our business model make it difficult for investors to evaluate our business and prospects.

We have a limited operating history. We commenced our operations in August 2014 when 58.com Inc., or 58.com, one of our indirect shareholders, launched its home services business. We facilitate consumers and service providers to enter into transactions for comprehensive home services, including maternity nurse, nanny and housekeeping services, to satisfy the evolving needs of consumers. In 2017, we started to build the Swan Collaboration Network, or “SCN,” to reshape the traditional home services market with our technology-enabled and data-driven infrastructure. We offer other industry participants, such as home services agencies, access to various SaaS-based solutions on our platform to help them improve transaction process and service quality. In March 2019, we started to offer career empowerment services, such as skill advancement training, skill accreditation and well-being services, to service providers.

Our limited operating history, particularly in some of our services, and the rapid evolution of our business model mean that our historical growth is not necessarily indicative of our future performance. We cannot assure you that we will achieve the expected results or that we will be able to achieve similar results or grow at the same rate as we did in the past. As our business and the industry in which we operate continue to develop, we may adjust our service offerings or modify our business model. Any such adjustment or modification may have a material adverse impact on our business, results of operations and financial condition.

We have a history of cumulative losses and may have further losses as we continue to grow our business.

We have incurred net losses and net operating cash outflows in the past. In 2018, 2019 and 2020, we had net losses of RMB591.2 million, RMB615.6 million and RMB614.7 million (US$94.2 million), respectively, and we had net operating cash outflows of RMB343.5 million, RMB351.7 million and RMB506.4 million (US$77.6 million), respectively. We expect our costs and expenses to increase in future periods as we continue to expand our business and operations. We also expect to incur substantial costs and expenses as a result of being a public company.

We cannot assure you that we will be able to generate net profits or positive operating cash flows in the future. Our ability to achieve profitability depends largely on, among other factors, our ability to expand our consumer base and service provider network, increase orders and transactions on our platform, attract industry participants to join our SCN, achieve economy of scale, expand our scale of operations, implement effective pricing strategies, and increase operational efficiency. If we are unable to generate adequate revenues to offset the associated costs or effectively manage our costs and expenses, we may continue to incur significant losses and operating cash outflows in the future and may not be able to achieve or subsequently maintain profitability.

The growth of our home services business depends on our ability to attract and retain a large community of consumers. Loss of consumers, or failure to attract new consumers, could materially and adversely affect our business.

Our business depends heavily on the number of consumers who search for quality service providers. Our ability to attract and retain consumers depends on a number of factors, including but not limited to:

•	the types of home services offered on our platform;

•	the size of our service provider network;

•	our ability to maintain market leadership and brand recognition;

•	the quality of home services provided by service providers;

•	the efficiency of our matching services;

•	the quality of our after-sales service; and

•	the effectiveness of our sales and marketing efforts.

If we fail to attract and retain consumers on our platform, our revenues may not grow and our business as well as operating results could suffer materially.

We have invested in, and will need to continue to invest significant time, efforts and resources in, advertising and market promotion initiatives. We may need to devote greater resources to attracting consumers and strengthening our brand recognition, which may negatively impact our results of operations and financial condition. We cannot guarantee that our marketing efforts will ultimately be successful, as their effectiveness is affected by numerous factors, including, among others, the level of our investments in, and the effectiveness of, our sales and marketing campaigns, our ability to provide consistent and high quality services, consumer satisfaction, as well as supports and value-added services to consumers.

Our growth depends on our ability to maintain and expand our network of service providers. Failure to attract and retain service providers or a decrease in supply of service providers could materially and adversely affect our business.

A substantial portion of our revenues comprise the service fees we charge for facilitating transactions between consumers and service providers through our platform and training fees associated with our career empowerment services. Our business relies heavily on the number of service providers who seek job opportunities and career empowerment services on our platform. Our ability to attract and retain service providers depends on a number of factors, including:

•	the number and quality of job opportunities that we provide to service providers;

•	the service fees we charge for our services;

•	the efficiency of our efforts to attract service providers;

•	our ability to maintain, protect and enhance our brands;

•	our ability to provide diversified and high-quality training courses;

•	the market recognition of our accreditation service; and

•	the competition for service providers with various home services market participants.

If we fail to attract and retain the service providers on our platform, our revenues may not grow and our business as well as operating results could suffer materially. Although we have not experienced major difficulties in attracting service providers to date, we cannot assure you that we will be able to continue to recruit, train and retain a sufficient number of service providers in the future. Failure to do so will have a material adverse effect on our business, financial condition and results of operations.

If we are unable to continue to provide a satisfactory experience to consumers and service providers, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to provide a quality experience to consumers and service providers, which in turn depends on a variety of factors. These factors include our ability to provide a convenient and efficient platform to connect consumers and service providers, broaden service offerings on our platform, conduct cross-selling among various services and enhance the quality of home services provided by the service providers on our platform. For example, if service providers fail to provide quality home services to consumers or service providers are not satisfied with the quality of training courses we offer, our reputation and customer loyalty could be adversely affected.

In addition, we must continue to enhance and improve the functionality, effectiveness and features of mobile apps, including our Swan Daojia and Ayi One-click apps, in order to provide a satisfactory experience to consumers and service providers. The mobile internet and mobile applications are characterized by rapid technological evolution, changes in customer requirements and preferences, and the emergence of new industry standards and practices, any of which could render our mobile apps obsolete.

We cannot assure you that we can continue to provide a satisfactory experience to consumers and service providers as our business continues to evolve. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or user preferences, whether for technical, legal, financial or other reasons, consumers and service providers may choose other home services platforms over our platform, which could adversely and materially impact our reputation, business and results of operations.

Our business, financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. In 2020, the COVID-19 pandemic resulted in quarantines, travel restrictions, and the temporary closure of business venues and facilities in China. This caused the cancelation and termination of certain home services transactions for which we refunded service fees to consumers and service providers. As a result, the total gross transaction volume of home services transactions completed by us and home services agencies through our platform decreased to RMB8,828.2 million (US$1,353.0 million) in 2020 from RMB9,191.7 million in 2019.

We conduct our business primarily in China. Many of the quarantine and social distancing measures to address the COVID-19 pandemic in China had since been relaxed as of the date of this prospectus. We have resumed normal business operations and our performance, in terms of our key financial and operating metrics, has generally improved since the second half of 2020. However, we cannot assure you that our business will continue to grow at the same rate as it did prior to the COVID-19 pandemic. Moreover, relaxation of restrictions on economic and social activities may also lead to new cases, which may result in re-imposition of restrictions. If the situation regarding the COVID-19 pandemic deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

If we fail to maintain our business relationships with industry participants, our business and growth prospects may suffer.

We provide SaaS-based solutions to other industry participants, such as home services agencies, to better manage their operations and provide quality home services while maximizing efficiency. We are also expanding our platform to allow other types of industry participants such as training institutions to join our SCN. Maintaining strong relationships with industry participants is critical to the results of operations and prospects of our solutions to industry participants business. We cannot assure you that the industry participants we currently maintain business relationships with will continue to use our solutions on commercially acceptable terms, or at all. In addition, our standardized infrastructure, and SaaS-based solutions, may not be accepted by other industry participants and our promotion of SCN may not be effective as we expect. Even if we are able to attract industry participants, their ability to maintain business relationships with us may be adversely affected by economic conditions, labor actions, regulatory or legal proceedings against them, natural disasters or other factors beyond our control. If we fail to attract new industry participants to cooperate with us due to any reason or fail to promote our standardized infrastructure as we expect, our business and growth prospects may be materially and adversely affected.

Consumers and service providers may circumvent our platform.

Despite our efforts to prevent them from doing so, consumers and service providers may circumvent our platform and engage with or pay each other through other means to avoid the service fees that we charge for transaction facilitation. In addition, service providers, after utilizing our platform to build their reputation and grow their clientele, could choose to market their services and skills and transact with consumers outside of our platform. If we are unable to prevent them from circumventing our platform, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our business is susceptible to changes in demand for home services in China.

We conduct our business primarily in China. Our business depends substantially on the development of China’s home services market. Demand for home services in China may fluctuate due to many factors, among others, including China’s overall economic growth, demographic transitions (such as changes in birth rate and aging population), and disposable income per household. While consumer demand for home services in China has grown rapidly in the past decade, we cannot assure you that such demand will continue to grow. Any social, economic and political changes that reduce disposable income or discretionary spending in China may affect consumers’ demand for home services, which in turn may have a material adverse effect on our overall business, financial condition, results of operations and prospects.

Maintaining and enhancing our brand and reputation is crucial to our business prospects. Any damage to our brand and reputation may have a material adverse effect on our results of operations, financial condition and business prospects.

We believe the Swan Daojia is well recognized as a leading home services platform and is associated with high-quality home services. Maintaining and enhancing the Swan Daojia brand is critical to our success, especially for the acquisition and retention of consumers and service providers. Our continued success in maintaining and enhancing our brand image depends to a large extent on our ability to satisfy the consumers’ needs, strengthen home services infrastructure, and respond to market competition. Unsuccessful marketing efforts, low-quality service offerings and unsatisfying user experience are likely to harm our brand image and value.

In addition, negative news or media coverage of our business, employees, service providers, brand ambassadors, directors and management or shareholders may adversely affect our reputation and business. We have from time to time received negative publicity, including negative internet and blog postings about our company, business and prospects, or directors and management. Certain of such negative publicity may come from malicious harassment or unfair competition by third parties. In addition, false positive or false negative checkup results provided by health checkup centers that we cooperate with may result in complaints by, disputes or legal proceedings with, consumers or service providers. Our brand and reputation may be materially and adversely affected, which in turn may cause us to lose market share as well as consumers and service providers and our results of operations and financial performance may be negatively affected.

If individual service providers who use our platform were to be classified as our employees instead of independent contractors, our business, financial condition and results of operations may be materially and adversely affected.

The independent contractor status of the service providers who use our platform may be challenged by government authorities in China. We enter into agreements with service providers as part of our onboarding procedures, under which we have a business cooperation relationship with service providers and provide them with home services job information through our platform. In addition, when a consumer selects a service provider to perform household staffing services, the consumer, service provider and we will enter into a service contract in which both the consumer and the service provider acknowledge that there is no employment or labor relationship between the service provider and us, and that we only provide information and technology services. Under the agreement that we enter into with a service provider for on-demand dispatch services, the service provider acknowledges that there is no employment or labor relationship between the service provider and us. Based on these agreements, we believe that the service providers on our platform are independent contractors and our relationship with them is consistent with the prevailing industry practices and recent government policies that allow internet platform service providers to create flexible working relationships with their associated workforce.

As of the date of this prospectus, we have not been investigated by governmental authorities, nor are we aware of any contemplated or forthcoming government action in relation to our relationship with service providers. However, we were involved in legal proceedings brought by third parties seeking compensation from us for injuries caused by or suffered by service providers on our platform during their provision of services and alleging that the service providers should be treated as our employees, rather than as independent contractors. We were also involved in claims by certain service providers stating that they should be treated as our employees. We have not been adjudicated to be the employer of any service provider to date by any courts or arbitration tribunals. However, we cannot assure you that we will not be subject to government investigations on or challenges to us in the future, nor can we assure you that we will be successful in defending the independent contractor status of service providers in the future if the laws, regulations and policies on the home services industries further evolve. If any service providers who use our platform are deemed as our employees by the PRC government, we may be required to make social insurance contribution for such employees or even indemnify such service providers against their losses incurred from service (if any), which could significantly increase our labor costs and adversely affect our financial condition and results of operations. Furthermore, the costs associated with defending, settling, or resolving pending and future government investigations and challenges or legal proceedings relating to the independent contractor status of service providers could be material to our business.

We could be subject to claims and suffer reputational harm if service providers provide inferior services, or cause property infringement or bodily injury to consumers, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

We have standard and strict vetting procedures for service providers on our platform. We conduct background and health checks for service providers who use our household staffing and on-demand dispatch services. To the extent that service providers provide inaccurate or fraudulent information to us, results of our background checks and health checks may not be reliable.

It is difficult for us to effectively monitor the actions of service providers at all times. We cannot assure you that service providers will always perform services in a safe and quality manner. Any inferior services or inappropriate actions by service providers may materially and adversely affect our reputation, which may result in a material adverse effect on our business, results of operations and financial condition.

Specifically, we may be subject to claims for monetary damages and experience negative publicity if any property infringement or bodily injury is perpetrated by service providers to consumers. In the past, certain service providers we recommended to consumers have been the subject of various allegations, such as allegations of fraudulent acts, negligence or wrongdoing. Although we do not believe that we are directly responsible for a service provider’s wrongdoings, Chinese media could report such incidents and negatively affect our brand, or we could be held liable by Chinese courts or government agencies. These incidents and any similar incidents, or true or untrue claims of such incidents, could harm our reputation and impair our ability to attract and retain consumers. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to cultivate consumer trust and increase the positive awareness of our platform, our reputation, brand, financial condition and results of operations may be materially and adversely affected.

We may fail to compete effectively with other industry players, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

The business of providing home services in China is becoming increasingly competitive. Our competitors may be able to better position themselves to compete with us as the industry matures. We face competition in each of our primary business activities with other home services agencies in China, including national and regional players. Our competitors may have more established brand names and larger networks of consumers and service providers in certain regions in which we operate.

We also face competition from other companies that offer home services and career empowerment services. Any of these competitors may offer products and services with significant advantages in terms of performance, price, scope, creativity or other aspects. These services may achieve greater market acceptance than our service offerings, and thus weaken our brand. In addition, we may compete with these competitors in recruiting high-caliber personnel, especially for training teachers, computer programmers, engineers, sales and marketing personnel with experience in the internet and home services sectors. Increased competition in the home services and career empowerment services markets in China could make it difficult for us to retain existing consumers and service providers and attract new consumers and service providers, which in turn could lead to a decrease in our revenues and an increase in our costs and expenses.

Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies which may have significantly greater financial, marketing and development resources than us. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the home services market in China would have a material adverse effect on our business, financial condition and results of operations.

If we do not continue to innovate and keep pace with technological developments, our solutions to industry participants services may not remain competitive, and our revenues and results of operations may be materially and adversely affected.

We are a pioneer in promoting the infrastructure and standards in China’s home services industry. Through our platform, we have implemented a series of digitalization standards on data gathering and maintenance, transaction processes and service quality. Despite our success in capturing market opportunities from the digital transformation of China’s home services market, to remain competitive, we must continue to stay abreast of the continuously evolving industry trends and rapid technological developments. If we are unable to incorporate or adapt to new technologies and advancements in a cost-effective and timely manner in response to changing market conditions, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected. For example, the market for SaaS solutions is still evolving, and our competitors may introduce new types of solutions and approaches to address the need of home services agencies. If we fail to upgrade our SaaS-based solutions in a timely manner or adapt our solutions to the needs of industry participants, our customer loyalty could be adversely affected.

Moreover, our success will depend partially on our ability to continuously identify, develop, acquire, protect or license advanced and new technologies that are valuable to our solutions and services. Although our research and development expenses decreased in 2020 as a result of our effort to optimize our research and development team following the completion of our foundational research and development work for our infrastructure and technologies, we will continue to invest resources in research and development to enhance our existing solutions and services. Failure to do so could render our existing solutions to industry participants obsolete and unappealing, which in turn may adversely affect our reputation, competitiveness, results of operations and prospects.

We cannot assure you that our new business initiatives will be successfully implemented.

Starting from 2017, we have been providing SaaS-based tools and solutions to other industry participants. In March 2019, we started to offer career empowerment services, such as skill advancement training, accreditation and well-being services, to service providers. We have a limited track record and experience in generating revenue from solutions to other industry participants and career empowerment services. We may not be able to leverage new technologies effectively or adapt our solutions to industry participants. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions, whether for technical, legal, financial or other reasons, our solutions to industry participants services may be materially and adversely affected.

In addition, we cannot assure you that we will be able to maintain our rate of growth of career empowerment services in the future. Various factors could prevent us from successful growth of career empowerment services, including (i) the inability to provide diversified training courses; (ii) the inability to increase enrollments in a cost-effective manner; (iii) negative publicity or perceptions regarding us; (iv) the inability to hire qualified tutors; and (v) adverse changes in relevant government policies or general economic conditions. If one or more of these factors reduce market demand for our services, our ability to grow our career empowerment services could be negatively affected.

If we fail to implement these new business initiatives, we may not be able to maintain or increase our revenue or recover any associated costs, expenses, and expenditures. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior operating experience. We may not be able to effectively manage our growth and expansion and implement our business strategies. If these new or enhanced services fail to attract or retain users or to generate sufficient revenue to justify our investments, our business and results of operations may suffer.

If our collaboration with 58.com is terminated or curtailed, or if we are no longer able to benefit from the synergies of our business cooperation with 58.com, our business may be adversely affected.

58.com, one of our indirect shareholders, is a leading online marketplace for classifieds in China. Historically, we benefited from 58.com’s brand name and financial support. In November 2015, our shareholder, 58 Daojia Inc., entered into a business cooperation agreement with 58.com, pursuant to which 58.com agreed to cooperate with 58 Daojia Inc. in a number of areas, including attracting traffic from 58.com’s user base, intellectual property licensing and information sharing. Under this agreement, 58.com agreed to provide 58 Daojia Inc. and its affiliated entities, including us, with the above-mentioned resources without charging any fees and the agreement does not have a specific term for such cooperation. We have been able to attract and retain consumers and service providers efficiently and draw significant traffic to our platform. During the period from 2018 to 2020, a majority of new registered consumers and new registered and verified service providers on our platform were acquired through channels separately from 58.com.

Currently, we are still using 58.com’s resources to acquire a portion of consumers and services providers on our platform pursuant to the business cooperation agreement. However, we cannot assure you that we will continue to maintain our cooperative relationship with 58.com and its affiliates in the future. To the extent we cannot maintain our cooperative relationship with 58.com on reasonable terms or at reasonable prices or at all, we will need to source other business partners to provide services, such as information sharing and traffic acquisition, which could result in material and adverse effects to our business and results of operations.

If we are no longer able to obtain authorization for the use of certain intellectual property from 58.com or its controlled affiliates, our business may be adversely affected.

We have been making efforts to promote our own brands and trademarks, including “Swan Home Services” and “Swan Daojia.” However, we cannot assure you that our promotion efforts will ultimately be successful, and these brands and trademarks will be successfully recognized by the market. We have been using certain intellectual property rights held by 58.com or its affiliates, such as trademarks and domain names, and thus the growth of our business may depend in part on our ability to acquire and maintain licenses or other rights to use these intellectual property rights. For example, certain key trademarks that we currently use, including “ ” are owned by an affiliated entity of 58.com. Our current license agreement with 58.com will expire in September 2021 and we are in the process of negotiating on an exclusive license agreement with indefinite terms for these trademarks. In addition, the domain name “www.daojia.com,” which is a major operating website of our business, is owned by an affiliated entity of 58.com, and we have obtained a long-term license for free from this owner through a domain name use licensing agreement. Furthermore, several social media accounts owned by the affiliated entities of 58.com are in the process of being transferred to us.

We cannot assure you that we will continue to be able to renew existing licenses that are critical to our business operations, or acquire new licenses of the intellectual property rights from 58.com or its affiliated entities on commercially reasonable terms or at all. Our competitors may also pursue strategies to license or acquire from 58.com the intellectual property rights that we may consider attractive or necessary. These competitors may have competitive advantages over us if they offer a price significantly higher than ours. Furthermore, 58.com may perceive us to be a competitor in certain areas and thus it may be unwilling to assign or license intellectual property rights to us. If we are unable to successfully obtain intellectual property rights from 58.com, or fail to maintain the existing intellectual property rights we have licensed from 58.com, we may have to abandon development in the relevant areas or invest in additional resources to promote our trademarks, which could have a material adverse effect on our business, financial condition, results of operations and prospects for growth.

We may have conflicts of interest with 58.com and, because of 58.com’s ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

58.com, one of our indirect shareholders, is a leading online marketplace for classifieds in China. The businesses of 58.com include online content, classifieds, real-estate listings, online recruitment and home services, which may compete with us directly or indirectly. As a result, conflicts of interest may arise between 58.com and us relating to our ongoing relationships. There may arise business opportunities in the future that both we and 58.com are interested in and which may complement each of our respective businesses. 58.com holds a large number of business interests, some of which may directly or indirectly compete with us.

If 58.com were to compete with us, our business, financial condition, results of operations, prospects and our use of certain intellectual properties owned by 58.com could be materially and adversely affected. Although we will become a stand-alone public company upon the completion of this offering and will have an audit committee [consisting of independent nonexecutive directors] to review and approve all proposed related party transactions, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us.

Enforcement of labor laws and regulations and increases in labor costs in the PRC may adversely affect our business and our profitability.

Staff cost is the largest component in our cost structure. We expect that our staff cost, including salaries and employee benefits, will continue to increase and remain the largest component of our cost structure in the foreseeable future.

We have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and providing social insurance and benefits for employees. Pursuant to the PRC Labor Contract Law, as amended, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum salaries, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that an employer decides to terminate employment agreement with an employee or otherwise change employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit the employer’s ability to effect changes in a desirable or cost-effective manner.

In addition, under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, housing provident funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. Employers that fail to make adequate social insurance and housing provident fund contributions may be subject to late payment fees, fines and sanctions. We have accrued in our financial statements, but not made full contributions to the social insurance and the housing provident funds for employees as required by the PRC laws and regulations. In addition, if individual service providers were to be classified as our employees instead of independent contractors, such accruals and contributions would greatly increase. As of the date of this prospectus, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard. If the competent PRC authorities determine that we are required to make supplemental contributions, that we are not in compliance with labor laws and regulations, or that we are subject to late payment fees, fines or other legal sanctions, such as order of timely rectification, our business, financial condition and results of operations may be adversely affected.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

As of December 31, 2020, we provided home services to consumers across China, and we operated 53 service centers in 29 cities in China, including Beijing, Shanghai, Guangzhou and Shenzhen, as well as provincial capitals and other economically developed cities. In 2020, the total gross transaction volume of home services transactions in Beijing, Shanghai, Guangzhou and Shenzhen amounted to RMB3.4 billion (US$515.9 million), representing approximately 38.1% of our total gross transaction volume. We have a track record of successfully expanding into new geographical areas and plan to expand our operations to more cities in China.

Geographic expansion is important for us to acquire more consumers and service providers and to attract more industry participants who operate in regional markets to join our SCN. Nonetheless, expansion into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. China is a large and diverse market, and business practices and demands may vary significantly. Our experience in the markets in which we currently operate may not be applicable in other parts of China. We cannot assure you, however, that we will be able to maintain this momentum in the future. As the conditions in any new geographic markets we enter may vary significantly, expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with new geographical markets may make it more difficult for us to keep pace with the evolving market conditions. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their familiarity with the local service providers.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter.

Our results of operations are affected by seasonal factors. We typically have lower revenues during the first quarter of the year due to Chinese New Year holidays, when there are fewer transactions and service orders on our platform. Our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The number of transactions, the amount of gross transaction volume, the number of consumers, the number of service providers, the number of service providers’ enrollments and the number of training courses completed, among others, presented in this prospectus are based on internal company data. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. We treat each account as a separate user for the purposes of calculating our active users, because it may not always be possible to identify people that have set up more than one account. Accordingly, the calculations of our active users may not accurately reflect the actual number of consumers and service providers using our platform.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If consumers or service providers do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed. Consumers may be less willing to search for home services, and service providers may be less willing to seek job opportunities on our platform, which could negatively affect our business and operating results.

We have experienced occurrences of unexpected network interruptions. Such disruptions in the future would cause delays or interruptions of services, damage our reputation and result in a loss of consumers or service providers who use our platform, which could harm our business, operating results, and financial condition.

Our business depends heavily on the performance and reliability of China’s internet infrastructure, the continued accessibility of bandwidth and servers on our service providers’ networks and the continuing performance, reliability and availability of our technology. We also rely on cloud service operators to provide us with data communications capacity and internet data centers to host our servers. We have been in the past, and will likely be in the future, subject to unexpected interruptions, although to date no such interruptions has resulted in material damages or remediation costs. Major risks relating to our network infrastructure include, but are not limited to:

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any breakdown or system failure resulting in a sustained shutdown of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;

•	any disruption or failure in the national network infrastructure, which would prevent our consumers and service providers from accessing our mobile applications;

•	any loss of personal data, which could require us to pay fines or compensation to consumers or service providers;

•	any damage from fire, flood, earthquake and other natural disasters; and

•	computer viruses, hackings and similar events.

Any failure to maintain the satisfactory performance, reliability, security and availability of computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain consumers and visitor traffic.

We also do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

Our services, solutions and internal systems rely on software that is highly technical, and if it contains undetected errors or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors or other design defects within the software on which we rely may result in a negative experience for our consumers, service providers and employees, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of consumers or service providers or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

Actual or alleged failure to comply with data privacy and protection laws and regulations could have a serious adverse effect on our reputation, and discourage current and potential consumers and users from using our services and adversely affect our business.

Our business generates and processes a large quantity of personal, behavioral, transaction and demographic data. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operations.

We have formulated a user privacy policy and obtain consumers’ and service providers’ agreements to such policy when they open an account on, or log onto, our platform. While we have adopted a series of measures to comply with the laws and regulations relating to the protection of personal information in China, we cannot guarantee the effectiveness of these measures. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential agents, consumers and service providers from using our services and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, it is possible that we may become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with the data we have access to. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. In addition to the regulatory requirements, user attitudes towards data privacy are also evolving, and user concerns about the extent to which personal information is accessible to, used by or shared with consumers or service providers may adversely affect our ability to gain access to data. Any occurrence of the abovementioned circumstances may negatively affect our business and results of operations.

Security breaches could compromise sensitive information related to our business or prevent us from accessing critical information, which could adversely affect our business and our reputation.

Although we have implemented security measures to protect sensitive data from unauthorized access, use or disclosure, our information technology may be vulnerable to attacks by hackers or viruses. Computer viruses and hacking attacks may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our email and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our online platform through the use of denial-of-service or similar attacks. The inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability or reputation damage. All of our servers and routers, including back-up servers, are currently hosted by a major cloud operator in China, and all information on our website is backed up in a real time manner. Any hacking, security breach or other system disruption or failure which occurs in between our weekly backup procedures could disrupt our business or cause us to lose, and be unable to recover, data such as consumers’ or service providers’ profiles, contact information and other important transaction-related information, which in turn could adversely affect our business and reputation.

The wide variety of payment methods that we accept subjects us to third-party payment-related risks.

We accept payments using a variety of methods, including online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our margins. We may also be susceptible to fraud and other illegal activities in connection with the various payment methods we offer.

Historically, we had engaged in collecting payments on behalf of service providers from consumers. This practice may be deemed as having provided payment settlement services, which may subject us to the requirement of obtaining a license from the competent government authority or to entrust qualified financial institutions to settle payments between service providers and consumers. As of the date of this prospectus, we have never been subject to any penalty or investigated by governmental authorities, nor are we aware of any contemplated or forthcoming government action, in this regard. However, we cannot assure you that we will not be subject to government investigations, penalties, or challenges in this regard in the future. In December 2020, we entered into an agreement with a commercial bank to cooperate on the billing, payment and escrow functions on our platform. The commercial bank that we work with is subject to the supervision by the People’s Bank of China. The People’s Bank of China may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the availability of services provided by such entities for us. If required by the People’s Bank of China or new legislation, the commercial bank may modify or suspend the services it offers to us, and we may be required to obtain additional license and incur additional expenses. If the People’s Bank of China or other governmental authorities deem our cooperation with the commercial bank as in violation of laws and regulations, we may be subject to penalties, fines, legal sanctions or suspension of the relevant functions on our platform. See “Regulation—Regulations Related to Payment Services.”

Any failure to protect our intellectual property rights could have a negative impact on our business.

We believe our intellectual property is critical to our success. Any unauthorized use or misuse of our intellectual property could harm our business. Historically, China’s protection of intellectual property rights has been less stringent and robust compared to that in other countries such as the United States. Infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult and the measures we take to protect our intellectual property rights may not be adequate. For example, copyright registration by itself may not be adequate protection from potential misuse, infringement or other challenges from third parties claiming rights on our intellectual property.

Furthermore, the application of laws governing intellectual property rights in China and other jurisdictions is uncertain and evolving, and could expose us to risks. If we are unable to adequately protect our trademarks and other intellectual property rights, or if the owners of the trademarks or other intellectual property rights that we use are unable to adequately protect them, we may lose these rights and our business may suffer materially. We typically impose contractual obligations on employees and consultants and have taken other precautionary measures to maintain the confidentiality of our proprietary information and restricted the use of the proprietary information other than for our company’s benefit. However, if our employees and consultants do not honor their confidentiality obligations or misappropriate our data and other proprietary information, our business would suffer as a result.

We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.

We cannot assure you that our trademarks, logos, trade names, technologies, training materials or any intellectual property developed or used by us do not or will not infringe intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights. If any parties initiate litigation against us alleging infringement upon their intellectual property rights, defense against any of these or other claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel.

In addition, we display information or content provided by third-party service providers who use our platform. In cases involving the unauthorized posting of copyrighted content by users on online platforms in

China, there have been court proceedings but no settled court practice as to when and how hosting providers and administrators of an online platform can be held liable for the unauthorized posting by third parties of copyrighted material. Any such proceeding could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

We are required or may be required to obtain various operating licenses and permits and to make registrations and filings for our business and services in China; failure to comply with these requirements may materially and adversely affect our business operations.

Under PRC laws and regulations, we are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, government authorities in order to provide home services, internet information services and other value-added services to the users on our platform. The failure to obtain and/or maintain the licenses and permits required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of our consolidated VIEs could materially and adversely affect our business, financial condition and results of operations.

We are required to obtain a value-added telecommunications license in order to provide internet information services. See “Regulation—Regulations Related to Value-added Telecommunications Services.” Our VIEs have obtained value-added telecommunications service licenses. However, we cannot assure you that we will be able to successfully maintain these value-added telecommunication licenses or complete the updating and renewal of the filing records of our value-added telecommunication licenses with local counterparts of the Ministry of Industry and Information Technology, or the MIIT, on a timely basis. Failure to maintain and renew the value-added telecommunication licenses may subject us to penalties, including discontinuation of operations, correction order, fines and other regulatory liabilities, which could materially and adversely affect our business operations.

We issue prepaid cards which can be used to purchase the housekeeping services on our platform. These cards may be deemed to be multiple-purpose commercial prepaid cards, and if so, we may be required to obtain a license from the competent government authority or to entrust qualified payment service providers to manage prepaid cards and process the settlements of payments. Failure to comply with such requirement may subject us to potential penalties. See “Regulation—Regulations Related to Payment Services.” We have entered into a cooperation agreement with a qualified payment service provider to manage our prepaid cards and are in the process of developing a prepaid cards system.

Our training services to service providers may be subject to the Law for Promoting Private Education, which was last amended on December 29, 2018, and related regulations and the amended Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or the Amended Implementation Regulations of Private Education Law, which was promulgated by the State Council on April 7, 2021 and will become effective on September 1, 2021. Under the Amended Implementation Regulations of Private Education Law, institutions engaged in state-recognized vocational qualification examinations and vocational skills grading examinations are required to comply with applicable laws and regulations when establishing privately-owned schools to provide education services related to such examinations. We are not engaged in conducting vocational qualification examinations or vocational skills grading examinations or any related training services. However, since the Amended Implementation Regulations of Private Education Law had only been published recently and has not come into effect, uncertainty exists regarding how the local government authorities would interpret and implement such new regulations, and whether and how training institutions engaged in vocational skills training for service providers, like us, would be required to obtain a private school operation permit. In addition, the Amended Implementation Regulations of Private Education Law further requires a private school engaging in online education activities to obtain a private school operation permit. See “Regulations—Regulations Related to Private Vocational Education.” However, this new regulation does not specify the requirements that an institution engaged in online vocational skills training, like us, must satisfy in order to obtain a private school operation permit. If we are not able to comply with the permit requirements or other regulatory requirements under such new regulation and any additional related rules and regulations, if any, in a timely manner or at all, we may be subject to fines, confiscation of the gains derived from our operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by service providers.

We may be required to obtain additional licenses or permits from, or make registration or filings, such as permit for production and operation of radio and branch offices registration, with competent governmental authorities. For example, we have obtained a permit for production and operation of radio. Moreover, we may be required to apply for licenses for online transmission of audio-visual programs or online publishing service permit for our online vocational skills training services. As of the date of this prospectus, there are no implementation rules, interpretations from government authorities or prevailing enforcement practices that would deem our online vocational skills training services as “internet audio-visual program” or “online publishing” which requires a license for online transmission of audio-visual programs or online publishing service permit or that would deem our sales of vocational skills training courses through our applications as “live-streaming for e-commerce” services that require a filing with the local branch of National Radio and Television Administration. However, there is no assurance that local PRC authorities will not adopt different enforcement practices, or that any PRC government will not issue more explicit interpretations and rules or promulgate new laws and regulations from time to time to further regulate the provision of online vocational skills training, which may subject us to additional license requirements to continue to operate our business. Failure to obtain or maintain such licenses may subject us to fines, confiscation of relevant gains, suspension of the operations of certain functions of our applications and online platforms.

There can be no assurance that we will be able to procure, maintain and renew such additional licenses, permits and filings in a timely manner or at all. If we are not able to obtain or renew such license, we may be subject to fines, confiscation of relevant gains, legal sanctions or an order to suspend our services.

We may be subject to penalties for information displayed on our platform.

The PRC government has adopted regulations governing the distribution of information over the internet. For example, advertisements for certain medical services may not be published without review and approval by the competent government agencies. If any third-party service providers use our platform to display advertisements for which the required approval has not been obtained, we may be subject to penalties. Any violation of the laws and regulations on distribution of information on our platform, if material or not rectified, may subject us to administrative penalties, impair our brand image, and materially and adversely impact our business, financial condition, results of operations and prospects.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ordinary shares or prevent us from growing our business.

We intend to continue to make investments to support our business and may require additional funds. Accordingly, we may need to engage in equity or equity-linked financings to secure additional funds. If we raise additional funds through the sale of equity or equity-linked securities, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of our outstanding ordinary shares. We may have to issue securities that may have rights, preferences and privileges senior to our ordinary shares. Any equity-linked securities that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We cannot assure you that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

Our business and growth could suffer if we are unable to hire and retain key personnel.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including share-based compensation.

In particular, we are dependent on the services of Mr. Xiaohua Chen, our founder and chairman. Although Mr. Chen spends significant time with us and is active in the management of our business, he does not devote his full time and attention to us. If Mr. Chen reduces his time with us in the future and becomes less involved with the management of our business, we may no longer benefit from his extensive industry experience and our business and growth may suffer. In addition, we do not have “key person” insurance policies covering Mr. Chen, and we therefore have no way of mitigating our financial loss were we to lose his services.

We are subject to risks relating to our leased properties.

Currently, most of our facilities are on leased premises. We may not be able to successfully maintain, extend or renew our leases upon the expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate to new offices. In addition, we may not be able to lease properties in our desired locations.

We have entered into certain lease agreements with parties who have not provided evidence of proper legal title to the leased premises or authorization from the legal owners for sublease of the premises, and some of our leased premises have been mortgaged by the owners to third parties such as banks. If such parties are not the legal owners, or if they have not obtained the proper authorization from the legal owners of the premises, or if any mortgagees challenge our right to use the leased premises, we might be forced to relocate. We also have not registered certain of our lease agreements with the competent government authorities. Under the PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. Failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine up to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

We have granted, and may continue to grant, options, restricted share units and other forms of share-based incentive awards, which may result in increased share-based compensation and you will incur immediate and substantial dilution.

Our principal shareholder, 58 Daojia Inc., adopted its 2015 Share Incentive Plan, or the 2015 Plan, in February 2015. The share-based compensation expenses, which were incurred in connection with the awards under the 2015 Plan and allocated to us, amounted to RMB0.4 million, RMB0.2 million and nil for the years ended December 31, 2018, 2019 and 2020, respectively. We adopted our 2019 Share Incentive Plan, or the 2019 Plan, in February 2020 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2019 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 35,587,342 ordinary shares. For the year ended December 31, 2020, no share-based compensation expenses was recognized under our 2019 Plan. As of the date of this prospectus, awards to purchase 30,149,454 ordinary shares are outstanding under the 2019 Plan. In addition, we granted our key management restricted share units which represent an aggregate number of 8,727,105 ordinary shares of our company as of the date of this prospectus. We expect to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. Any grant of awards under our share incentive plans will result in immediate dilution to our existing shareholders’ interests, which may have a dilutive impact on our existing shareholders, and could in turn negatively affect the value of your ADSs. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We have limited insurance coverage which could expose us to significant costs and business disruption.

The insurance industry in China is still in an early stage of development and PRC insurance companies offer only limited business insurance products. As a result, we do not have any business disruption insurance, property insurance or litigation insurance coverage for our operations in China. Any uninsured business disruption, litigation or natural disaster may cause us to incur substantial costs and result in the diversion of our resources, as well as significantly disrupt our operations, and have a material adverse effect on our business, financial position and results of operations.

Potential strategic investments, acquisitions or new business initiatives may disrupt our ability to manage our business effectively.

Strategic investments, acquisitions or new business initiatives and any subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaboration, or affect our consumers’ opinion and perception of our services. In addition, in the case of acquisitions or new business initiatives our management will need to ensure that the acquired or new business is effectively integrated into our existing operations. The diversion of our management’s attention and any difficulties encountered during integration could have a material adverse effect on our ability to manage our business. In addition, strategic investments, acquisitions or new business initiatives could expose us to potential risks, including:

•	risks associated with the assimilation of new operations, services, technologies and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	the inability to generate sufficient revenues to offset the costs and expenses of the transaction; and

•	potential loss of, or harm to, relationships with employees and marketplace users as a result of the integration of new businesses or investment.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

Our failure to implement and maintain effective internal control over financial reporting could result in failure to accurately report our financial results or prevent fraud, or result in material misstatements in our financial statements which could require us to restate financial statements, or cause investors to lose confidence in our reported financial information and have a negative effect on the price of the ADSs.

Prior to this offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In the course of auditing our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We have implemented and are continuing to implement a number of measures to address the material weakness that has been identified. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses in the future.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We and our management are subject to risks relating to litigation, disputes and regulatory investigations which could have a material adverse impact on our reputation, business prospects, operating results and financial condition.

We are, and may from time to time in the future be, subject to litigation, disputes and regulatory investigations in the ordinary course of our business. We are also subject to risks relating to legal and regulatory proceedings and investigations which our directors and officers, or our other affiliates, may be a party to from time to time. Claims arising out of actual or alleged violations of law could be asserted against us, our directors and officers, or our other affiliates by government or customers, service providers, competitors, regulatory authorities or investors, in civil, criminal, or regulatory investigations and proceedings. For example, our chief financial officer, was previously named as a defendant in a putative securities class action lawsuit filed in the U.S. against a formerly Nasdaq-listed company, or the defendant company, in which she held the position of chief financial officer before joining us, alleging violations of federal securities laws. The plaintiffs have agreed, among other things, to settle, release and waive all future claims against the defendant company and our chief financial officer, who denied any liability or wrongdoing, based on the same or similar allegations asserted in the class action lawsuit. The class action lawsuit related to certain alleged acts of corporate bribery involving the chief executive officer of the defendant company and another executive of a subsidiary of the defendant company. Although both these individuals were subsequently convicted and sentenced to various terms of imprisonment, and the relevant subsidiary was convicted and fined, our chief financial officer was not named in, involved in or otherwise subject to any criminal proceedings. However, any lawsuit, allegation or legal proceeding, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong-doing by any director or key member of our management team could harm our reputation, cause our customer base to decline and adversely affect the trading price of our ADSs and ordinary shares.

We cannot assure you that we will always be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including, but not limited to, suspension or revocation of licenses to conduct business. All of these could have a material adverse impact on our business, operating results and financial condition.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, or the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address or comply with these regulations or any subsequent changes, we may be subject to penalty and our business may be harmed.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2020), or the 2020 Negative List, published by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on June 23, 2020 and effective on July 23, 2020, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our VIEs, namely Youxiang VIE, Daojia VIE and Haodaojia VIE. Each of Changsha Daojia Youxiang Network Technology Co., Ltd., or Changsha WFOE, and Tianjin Wuba Daojia Information Technology Co., Ltd., or Tianjin WFOE, which are our wholly owned subsidiaries in China, has entered into a series of contractual arrangements with our relevant VIEs and their shareholders, respectively. These contractual arrangements enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of our VIEs when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. See “Corporate History and Structure” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, our VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the competent PRC regulatory authorities, including the MIIT and the State Administration for Market Regulation, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact its economic performance and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entity in our financial statements in accordance with U.S. GAAP.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor does it specify regulation on controlling through contractual arrangements, and thus this regulatory topic remains unclear under the Foreign Investment Law. On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law, or the Implementation Regulations, which became effective on January 1, 2020. The Implementation Regulations restate certain principles of the Foreign Investment Law and also provide that foreign investments in sectors on the 2020 Negative List are required to comply with special management measures in respect of shareholding, senior management personnel and other matters stipulated under the 2020 Negative List. However, uncertainties exist in relation to the interpretation and implementation of the Foreign Investment Law and the Implementation Regulations. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. For further information on the Foreign Investment Law and the Implementation Regulations, see “Regulation—Regulations Related to Foreign Investment.”

We rely on contractual arrangements with our VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We primarily have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their respective obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over those portions of our business operations as direct ownership would be.

Any failure by any of our VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If any of our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that give us effective control over our VIEs, and if we are unable to maintain such control, our ability to consolidate the financial results of our VIEs will be affected. We may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC laws. For example, if the shareholders of any of our VIEs refuse to transfer their equity interest in such

VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

In addition, the shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIEs and the validity or enforceability of the contractual arrangements. For instance, in the event that such shareholder divorces his or her spouse, the spouse may claim that the equity interest of our VIEs held by such shareholder is part of their marital or community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the competent court, the equity interest may be obtained by the shareholder’s spouse or another third party who is not bound by our contractual arrangements, which could result in our losing effective control over our VIEs. Even if we receive a consent letter from the spouse of a nominee shareholder of our VIEs where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements through which we control such VIEs, including by claiming that the equity interest of our VIEs held by such shareholder is part of their marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings. Similarly, if any of the equity interests of our VIEs are inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over our VIEs or have to maintain such control at unpredictable cost, which could cause significant disruption to our business operations and harm our financial condition and results of operations.

Our contractual arrangements are governed by PRC laws. Accordingly, these contracts would be interpreted in accordance with PRC laws, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs, Mr. Xiaohua Chen and Mr. Jinbo Yao, may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Mr. Jinbo Yao, a nominee shareholder of each of our VIEs, is also the chairman, chief executive officer, and a principal shareholder of 58.com. These relationships could create, or appear to create, conflicts of interest when Mr. Jinbo Yao is faced with decisions with potentially different implications for 58.com and us. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets, licenses and permits that are material to our business operations, such as the internet information service license. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of such VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions within the United States against us or our management named in the prospectus based on foreign laws. It may also be difficult for overseas regulators or you to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to providing information, documents and materials needed for regulatory investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to the ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from our VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, our VIEs and our VIEs’ shareholders entered into to comply with certain restrictions under PRC laws on foreign investment. For more information about such contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with Our VIEs.”

Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or SAFE Circular 3, issued on January 26, 2017, provides that the banks are required to, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law enacted by the National People’s Congress and the Implementing Rules of the Enterprise Income Tax Law promulgated by the State Council, or collectively, the PRC EIT Law, provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC laws, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to our VIEs, are subject to reporting with or approval by or registration with governmental authorities in China. According to the PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the reporting with or approval of or filing with the Ministry of Commerce or its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Additionally, any medium or long-term loans to be provided by us to our VIEs must be registered with the NDRC and with SAFE or its local branches. We may not be able to obtain these government approvals or complete such reporting or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to our VIEs. If we fail to receive such approvals or complete such reporting, registration or filing, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi at their own discretion. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) for all enterprises registered in China at their own discretion. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi may not be provided as loans to its non-affiliated entities. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is relatively new, it is unclear how SAFE and competent banks will carry this out in practice. SAFE Circular 19, Circular 16 and Circular 28 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by our VIEs or their subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State

Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by competent governmental authorities before they can be completed. On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-monopoly Guidelines for the Internet Platform Economy Sector that specifies some of the activities of internet platforms that may be identified as monopolistic and concentrations involving variable interest entities are subject to anti-monopoly scrutiny as well. In addition, PRC national security review rules which became effective in March 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. The Measures for the Security Review of Foreign Investments promulgated by the NDRC and the Ministry of Commerce which became effective from January 2021 further requires that security review by competent governmental authorities is required to be conducted in accordance with the provisions of it for foreign investments that affect or may affect national security. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

SAFE Circular 37 requires registration with, and approval from, Chinese government authorities in connection with direct or indirect control of an offshore entity by PRC residents. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of a special purpose vehicle, or SPV, is required to update his or her filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

These regulations may have a significant impact on our present and future structuring and investment. We have requested our shareholders who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under these regulations. We intend to take all necessary measures to ensure that all required applications and filings will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC beneficial owners of our company or any PRC company into which we invest will be able to comply with those requirements. As of the date of this prospectus, Mr. Xiaohua Chen, our founder and chairman, has completed the process of making the initial registration, and Mr. Jinbo Yao, our director, is in the process of updating his registration with SAFE as required by SAFE Circular 37. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE or its local branches through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC laws. See “Regulation—Regulations Related to Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC EIT Law, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. We are not controlled by a PRC enterprise or PRC enterprise group and we do not meet all of the conditions above. We are a company incorporated outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would, in practice, be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7, as amended in 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at

Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Discontinuation of any of government subsidies could adversely affect our financial condition and results of operations.

Our PRC subsidiaries have received various subsidies from local governments. The subsidiaries are provided based on discretionary incentives and policies adopted by the local government authorities. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included elsewhere in this prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue that U.S. regulators have focused on in recent years. However, it remains unclear whether the SEC and PCAOB will take any further actions to address the issue.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to further protect investors in Chinese companies listed in the United States in response to the PCAOB’s lack of access to the work of such companies’ auditors. In August 2020, the PWG, released the Report on Protecting United States Investors from Significant Risks from Chinese Companies, which outlined the PWG’s five recommendations to the SEC. In particular, the PWG recommends that the SEC work to enhance U.S. exchanges’ listing standards to address the concern over the PCAOB’s lack of access to audit work papers. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The PWG proposed a concept under which companies that are unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in non-cooperating jurisdictions, or NCJs, may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. However, there is currently no legal framework where such a co-audit could be conducted in China. To reduce market disruption, the new listing standards could provide for a transition period until January 1, 2022 for currently listed companies. The report also recommends to require enhanced and prominent issuer disclosures of the risks of investing in NCJs such as China. After this transition period, if currently listed companies were unable to meet the enhanced listing standards, then they would become subject to securities exchange rules and processes that could lead to possible de-listing if not cured. The measures in the PWG report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that then-SEC Chairman Jay Clayton had directed the SEC staff to prepare proposals in response to the PWG report, and that the SEC was soliciting public comments and information with respect to these proposals.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, former U.S. President Donald J. Trump signed into law on December 18, 2020 the Holding Foreign Companies Accountable Act, or the HFCA Act, which requires the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. On March 24, 2021, the SEC adopted interim final amendments to implement the HFCA Act. We could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. See “—We could be delisted if we are unable to meet the PCAOB inspection requirements in time.”

We could be delisted if we are unable to meet the PCAOB inspection requirements in time.

On December 18, 2020, the HFCA Act was enacted. The HFCA Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. A registrant will not be required to comply with the amendments until the SEC has identified it as having a non-inspection year. As of the date of this prospectus, the SEC is seeking public comment on this identification process. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are currently not inspected by the PCAOB. We are not required to comply with the SEC’s interim final amendments to implement the HFCA Act until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. If we are identified by the SEC as a registrant that will have to comply with the interim final amendments, we will be subject to additional submission and disclosure requirements. For example, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. The SEC is seeking public comment on these submission and disclosure requirements and plans to separately address implementation of the trading prohibitions in the HFCA Act in the future.

There could be additional regulations or legislation that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States, or the PWG Report. The PWG Report contained recommendations to address the lack of PCAOB inspection access. Some of these recommendations were implemented in the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, the PWG report recommended that the transition period before a company would be delisted would end on January 1, 2022.

Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be subject to additional submission and disclosure requirements, delisted and our ADSs will not be permitted for trading “over-the-counter” either. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the “big four” China-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain China-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ordinary shares from the New York Stock Exchange or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risks Relating to the ADSs and This Offering

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have been approved to list the ADSs on the New York Stock Exchange. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

Our dual-class share structure with different voting rights may adversely affect the value and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P

Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Because of our dual-class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the ADSs less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flows;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	our controlling shareholder’s business performance and reputation;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$            per ADS, representing the difference between the initial public offering price of US$            per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, and our net tangible book value per ADS as of December 31, 2020, after giving effect to the net proceeds to us from this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. There will be                 ADSs (representing                 ordinary shares) issued and outstanding immediately after this offering, or                    ADSs (representing                 ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. [In connection with this offering, we[, our directors, executive officers, existing shareholders and certain holders of our share-based awards] have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters.] However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC laws.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Tian Yuan Law Firm, our PRC legal counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of this offering and the listing and trading of our ADSs on the New York Stock Exchange because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, (ii) we established the WFOE by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that the competent PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.” However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to underlying the ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the registered holder of the underlying ordinary shares represented by your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares represented by your ADSs in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw such ordinary shares and become the registered holder of such ordinary shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw such underlying ordinary shares represented by your ADSs and become the registered holder of such ordinary shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, imposes various requirements on the corporate governance practices of public companies. We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard.

Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs and has made and will continue to make some corporate activities more time-consuming and costlier. When we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We expect these rules and regulations to increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to New York Stock Exchange’s corporate governance listing standards. However, New York Stock Exchange’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange’s corporate governance listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the New York Stock Exchange: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange’s corporate governance listing standards applicable to U.S. domestic issuers.

If we are classified as a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of the ADSs or ordinary shares could be subject to adverse U.S. federal income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our U.S. GAAP financial statements. Assuming that we are the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. For more information see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our mission and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our services;

•	the impact of the COVID-19 pandemic on the global economy, our customers, employees and business;

•	our ability to manage our growth and expansion into new lines of business;

•	competition in our industry;

•	government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China; and

•	assumptions underlying or related to any of the foregoing.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence, including the size, growth rates and other data relating to the home services market in China. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this prospectus involves a number of assumptions, estimates and limitations. The home services industry in China and its components may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the midpoint of the range shown on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We intend to use the proceeds from this offering for the following purposes:

•	% of the net proceeds to upgrade our technology systems and continue to develop our home services infrastructure;

•	% of the net proceeds to promote our brand and service recognition; and

•

the rest of the net proceeds for working capital and general corporate purposes, including strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant discretion and flexibility to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations Related to Foreign Exchange” and “Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2020:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred shares into ordinary shares on a one-to-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding preferred shares on a one-for-one basis into ordinary shares immediately prior to the completion of this offering and (ii) the sale of              ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2020
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0000025 par value; 400,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 22,004,000 and 24,204,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	432,039	66,213
Series B convertible redeemable preferred shares (US$0.0000025 par value; nil and 50,000,000 shares authorized as of December 31, 2019 and 2020, respectively; nil and 39,256,607 issued and outstanding as of December 31, 2019 and 2020, respectively)	741,623	113,659

Total mezzanine equity	1,173,662	179,872

Shareholders’ deficit:
Ordinary shares (US$0.0000025 par value, 19,600,000,000 and 19,550,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 400,000,000 and 404,813,458 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	6	1
Additional paid-in capital	1,102,839	169,017
Accumulated deficit	(3,143,170)	(481,712)
Accumulated other comprehensive loss	(21,789)	(3,339)

58 Daojia Limited shareholders’ deficit	(2,062,114)	(316,033)

Noncontrolling interests	29,567	4,531

Total shareholders’ deficit(2)	(2,032,547)	(311,502)

Total mezzanine equity and shareholders’ deficit	927,588	142,160

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, accumulated deficit, accumulated other comprehensive income, total shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ deficit and total capitalization by US$             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our preferred shares which will automatically convert into our ordinary shares upon the completion of this offering.

Our net tangible book value as of December 31, 2020, was approximately US$             per ordinary share and US$             per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our outstanding preferred shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after December 31, 2020, other than to give effect to our issuance and sale of              ADSs in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma as adjusted net tangible book value as of December 31, 2020, would have been US$             per ordinary share, including ordinary shares underlying our outstanding ADSs, or US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share, or US$             per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share, or US$             per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2020	US$	US$
Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares and of Class B ordinary shares, as of December 31, 2020	US$	US$

Pro forma as adjusted net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares and              of Class B ordinary shares and this offering, as of December 31, 2020

	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

The following table summarizes, on a pro forma basis as of December 31, 2020, the differences between our existing shareholders as of December 31, 2020, and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$             per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary shares purchased			Total consideration			Average price per ordinary share	Average price per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total		100%		US$	100%

The discussion and tables above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there were              ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$             per ordinary share, and there were              ordinary shares available for future issuance upon exercise of future grants under our stock incentive plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands as an exempted company with limited liability in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our post offering memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the Securities Law of the United States, between us, our officers, directors and shareholders be arbitrated.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed                      as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Tian Yuan Law Firm, our counsel as to PRC laws, has advised us that there is uncertainty as to whether the courts of the PRC would (a) recognize or enforce judgments of U.S. courts or Cayman courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (b) entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Tian Yuan Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law. Tian Yuan Law Firm has advised us further that under PRC laws, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States or the Cayman Islands governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be highly unlikely that a PRC court would enforce judgments rendered by U.S. courts or Cayman courts. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC laws against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or ordinary shares.

CORPORATE HISTORY AND STRUCTURE

Our History

We commenced our home services operations in August 2014 when 58.com, Inc., or 58.com, China’s largest online classifieds marketplace, launched its home services business. In January 2015, 58.com transferred its home services business to 58 Daojia Inc., our principal shareholder. In May 2018, our company, 58 Daojia Limited, was incorporated in the Cayman Islands as our offshore holding company to facilitate offshore financing and listing and 58 Daojia Inc. transferred the key employees, contracts, operating assets and liabilities associated with the home services to our company.

As part of the reorganization process, we obtained control over Changsha Daojia Youxiang Home Service Co., Ltd., or Youxiang VIE, and Wuba Daojia Co., Ltd., or Daojia VIE, through Changsha Daojia Youxiang Network Technology Co., Ltd, or Changsha WFOE, by entering into a series of contractual arrangements with Youxiang VIE and Daojia VIE, respectively. We also obtained control over Tianjin Haodaojia Information Technology Co., Ltd., or Haodaojia VIE, through Tianjin Wuba Daojia Information Technology Co., Ltd., or Tianjin WFOE, by entering into a series of contractual arrangements with Haodaojia VIE. The reorganizations were completed in January 2020. As a result of our contractual arrangements with the VIEs and their respective shareholders, we are regarded as the primary beneficiary of our VIEs, and we treat our VIEs and their respective subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our contractual arrangements with our VIEs and their respective shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of our VIEs when and to the extent permitted by PRC laws. For more details, including risks associated with the VIE structure, see “—Contractual Arrangements with Our VIEs” and “Risk Factors—Risks Relating to Our Corporate Structure.”

Our Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering:

(1)

Shareholders of our VIEs are Mr. Xiaohua Chen and Mr. Jinbo Yao, holding approximately 82.88% and 17.12% equity interests in each of the VIEs, respectively. Mr. Xiaohua Chen is our founder, chairman of the board of directors and chief executive officer. Mr. Jinbo Yao is our director.

Contractual Arrangements with Our VIEs

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Our PRC subsidiaries, namely Changsha WFOE, Tianjin WFOE and Shanghai WFOE, are considered as foreign-invested enterprises. We primarily conduct our business in China through Youxiang VIE, Daojia VIE and Haodaojia VIE, based on a series of contractual arrangements by and among our Changsha WFOE, Tianjin WFOE, our VIEs and VIEs’ respective shareholders, which allow us to:

•	exercise effective control over our VIEs and their respective subsidiaries;

•	receive substantially all of the economic benefits of our VIEs and their respective subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests in and assets of our VIEs when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are regarded as the primary beneficiary of our VIEs, and we treat our VIEs and their respective subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries in our financial statements in accordance with U.S. GAAP.

The following is a summary of the key agreements currently in effect among our PRC subsidiaries, namely Changsha WFOE, Tianjin WFOE and Shanghai WFOE, our VIEs, namely, Youxiang VIE, Daojia VIE and

Haodaojia VIE, and their respective shareholders of our VIEs that transfer the economic benefits of our VIEs to us through our PRC subsidiaries:

Exclusive management and business operation agreement. Each of Changsha WFOE and Tianjin WFOE has entered into an exclusive management and business operation agreement with the relevant VIE. Pursuant to each agreement, the relevant VIE agrees that to the extent permitted by law, it will accept and strictly execute instructions from the relevant PRC subsidiary on business operations, technology support and intellectual property rights authorization, such as appointment of directors and senior management. The relevant VIE and its shareholders further agree that, without prior written consent of the relevant PRC subsidiary, the relevant VIE will not take any action that may have material effects on its assets, business, human resources, rights, obligations or business operations. Each agreement also requires each of the shareholders of the relevant VIE to issue any irrevocable power of attorney authorizing the relevant PRC subsidiary or any person(s) designated by the relevant PRC subsidiary to executed shareholders’ rights on behalf of such shareholder. Each agreement will remain effective unless terminated by the relevant PRC subsidiary in writing.

Power of attorney. Each of Mr. Xiaohua Chen and Mr. Jinbo Yao, as the shareholders of Youxiang VIE, Daojia VIE and Haodaojia VIE, entered into an irrevocable power of attorney to appoint the relevant PRC subsidiary as his attorney-in-fact to act on his behalf on all matters pertaining to the relevant VIE and to exercise all of his rights as a shareholder of the relevant VIE, including the right to attend shareholders meeting, to exercise voting rights, to receive any dividend and profit distribution to shareholders and to appoint directors, a general manager and other senior management of the relevant VIE. The power of attorney will remain in force until the expiration of the exclusive management and business operation agreement.

Equity interest pledge agreement. The shareholders of each of Youxiang VIE, Daojia VIE and Haodaojia VIE entered into a share pledge agreement with the relevant PRC subsidiary. Pursuant to each equity pledge agreement, each shareholder of the relevant VIE has pledged all of his equity interest in such VIE to the relevant PRC subsidiary to guarantee the performance by such shareholder and the relevant VIE of their respective obligations under the exclusive management and business operation agreement, the power of attorney, spouse consent and the exclusive option agreement. If the relevant VIE or any of its shareholders breaches any obligations under these agreements, the relevant PRC subsidiary, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of the relevant VIE agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of the relevant PRC subsidiary. The equity pledge agreement will remain effective until the relevant VIE and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the competent PRC government authorities.

Exclusive option agreements. Each of Youxiang VIE, Daojia VIE and Haodaojia VIE together with their shareholders, entered into an exclusive option agreement with the relevant PRC subsidiary. Pursuant to the agreement, each of the shareholders irrevocably granted the relevant PRC subsidiary or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his equity interests in the relevant VIE. The purchase price should be the minimum price required by the PRC laws. Unless otherwise agreed, the shareholders of the relevant VIE will immediately gift the relevant PRC subsidiary or any third party designated by the relevant PRC subsidiary with the purchase price after the relevant PRC subsidiary or any third party designated by the relevant PRC subsidiary exercises the option. The shareholders of the relevant VIE agree that, without their separate consent, the relevant PRC subsidiary may transfer all or part of its option under this agreement to a third party. Without prior written consent from the relevant PRC subsidiary or its designated third party, the relevant VIE shall not, among other things, amend its article of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance of its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends or enter into any transactions which have material adverse effect on its business. The shareholders of the relevant VIE also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in the relevant VIE to any third party or create or allow any encumbrance on their equity interests within the term of this agreement. This agreement will remain effective until the relevant PRC subsidiary has acquired all equity interests of the relevant VIE from its shareholders.

Spousal consent letters. The spouses of Mr. Xiaohua Chen and Mr. Jinbo Yao, the shareholders of Youxiang VIE, Daojia VIE and Haodaojia VIE, executed spousal consent letters, acknowledging that a certain percentage of the equity interest in the relevant VIE held by their spouses will be disposed of pursuant to the above contractual arrangements and waiving their rights and benefits over such equity interests as spouses of shareholders of Youxiang VIE, Daojia VIE and Haodaojia VIE.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among our PRC subsidiaries, namely Changsha WFOE and Tianjin WFOE, our VIEs, namely Youxiang VIE, Daojia VIE and Haodaojia VIE and the respective shareholders of our VIEs as described above are valid, binding and enforceable under current PRC laws.

However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws, regulations or rules relating to VIE structures will be adopted or if adopted, how they would affect our VIE structure. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunication services and other businesses do not comply with PRC government restrictions on foreign investment in such businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. For a more detailed description of the risks relating to these contractual arrangements and our corporate structure, see “Risk Factors—Risks Relating to Our Corporate Structure.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues	398,699	611,054	711,081	108,978
Cost of revenues	(346,963)	(451,623)	(432,936)	(66,350)

Gross profit	51,736	159,431	278,145	42,628

Operating expenses:
Sales and marketing expenses(1)	(348,019)	(431,483)	(604,312)	(92,615)
General and administrative expenses(1)	(115,957)	(175,012)	(194,948)	(29,877)
Research and development expenses(1)	(178,868)	(168,717)	(112,367)	(17,221)

Total operating expenses	(642,844)	(775,212)	(911,627)	(139,713)

Loss from operations	(591,108)	(615,781)	(633,482)	(97,085)

Other income/(expenses):
Investment income	—	52	—	—
Interest income	584	3,207	3,738	573
Fair value change of convertible loans	—	(8,050)	(37,372)	(5,728)
Share of gain of equity method investee	—	530	11,268	1,727
Others, net	(705)	4,451	41,170	6,310

Loss before income tax	(591,229)	(615,591)	(614,678)	(94,203)
Income tax expenses	—	—	(16)	(2)

Net Loss	(591,229)	(615,591)	(614,694)	(94,205)
Less: Net loss attributable to noncontrolling interests	—	—	(383)	(59)
Net loss attributable to 58 Daojia Limited	(591,229)	(615,591)	(614,311)	(94,146)
Accretions of convertible redeemable preferred shares to redemption value	—	(31,171)	(86,725)	(13,291)
Net loss attributable to ordinary shareholders of 58 Daojia Limited	(591,229)	(646,762)	(701,036)	(107,437)

Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	107	1,734	(23,630)	(3,621)

Total other comprehensive income/(loss)	107	1,734	(23,630)	(3,621)

Total comprehensive loss	(591,122)	(613,857)	(638,324)	(97,826)

Less: Comprehensive loss attributable to noncontrolling interests	—	—	(383)	(59)

Comprehensive loss attributable to 58 Daojia Limited	(591,122)	(613,857)	(637,941)	(97,767)
Accretions of convertible redeemable preferred shares to redemption value	—	(31,171)	(86,725)	(13,291)
Comprehensive loss attributable to ordinary shareholders of 58 Daojia Limited	(591,122)	(645,028)	(724,666)	(111,058)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	400,000,000	400,000,000	404,366,306	404,366,306
Net loss per ordinary share
—Basic	(1.48)	(1.62)	(1.73)	(0.27)
—Diluted	(1.48)	(1.62)	(1.73)	(0.27)

(1)	The table below sets forth our share-based compensation expenses.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses included in:
Sales and marketing expenses	16	15	—	—
General and administrative expenses	338	9,369	6,378	977
Research and development expenses	14	18	—	—

Total	368	9,402	6,378	977

The following table presents our selected consolidated balance sheet data as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Total current assets	393,124	612,289	93,838
Total assets	486,897	927,588	142,160
Total current liabilities	1,058,695	1,183,008	181,304
Total liabilities	1,481,724	1,786,473	273,790
Total mezzanine equity	396,302	1,173,662	179,872
Total invested deficit/shareholders’ deficit	(1,391,129)	(2,032,547)	(311,502)
Total liabilities, mezzanine equity and invested deficit/shareholders’ deficit	486,897	927,588	142,160

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(343,496)	(351,692)	(506,435)	(77,617)
Net cash used in investing activities	(27,508)	(62,118)	(23,331)	(3,576)
Net cash provided by financing activities	256,363	674,364	774,607	118,713

Effect of exchange rate changes on cash, cash equivalents and restricted cash	107	1,734	(23,630)	(3,618)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(114,534)	262,288	221,211	33,902
Cash, cash equivalents and restricted cash at the beginning of the year	139,813	25,279	287,567	44,072

Cash, cash equivalents and restricted cash at the end of the year	25,279	287,567	508,778	77,974

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest home services platform in China in terms of gross transaction volume in 2020, according to iResearch. We aspire to empower China’s home services industry with data and technology, enhance industry efficiency, bring superior experience to millions of families, and improve the lives and work of more than 30 million service providers nationwide.

As of December 31, 2020, we had over 16 million registered consumers across 110 cities in China and more than 1.4 million registered and verified service providers on our platform. In 2020, we completed more than 4.1 million home services transactions with a total gross transaction volume of RMB7,944.2 million. In addition to creating job opportunities for service providers, we offer them various career empowerment services, including skill advancement training, skill accreditation and personal well-being. As of December 31, 2020, we had an aggregate of over one million service providers enrolled in our training courses since our inception.

In 2017, we started to build a home services collaboration network, known as Swan Collaboration Network, or “SCN,” with a goal to reshape the traditional home services market with our technology-enabled and data-driven infrastructure. We offer other industry participants, such as home services agencies, access to various SaaS-based solutions on our platform to help them improve transaction process and service quality. As of December 31, 2020, 111 home services agencies across 86 cities in China joined our SCN. In 2020, the home services agencies in our SCN completed more than 350,000 home services transactions with a total gross transaction volume of RMB884.0 million.

We derive revenues primarily from Swan home services, career empowerment to service providers and solutions to industry participants. For Swan home services, we currently generate revenues from (i) matching nannies with consumers for which we charge service fees from both consumers and service providers, (ii) matching maternity nurses with consumers for which we charge service fees only from service providers, and (iii) housekeeping services orders placed by consumers on our platform for which we charge commissions from service providers. For career empowerment to service providers, we generate revenues primarily from charging training fees from service providers who enroll in our training courses to improve their professional skills. In addition, we generate revenues from other industry participants, consisting of home services agencies, by providing them access to our platform to utilize our digitalized tools and solutions. In addition to our main businesses, we also generated revenues from providing miscellaneous services for which we earn commissions and sales of materials that service providers use for home services.

Our total revenues increased by 53.3% from RMB398.7 million in 2018 to RMB611.1 million in 2019 and further increased by 16.4% to RMB711.1 million (US$109.0 million) in 2020. Our gross profit increased by 208.2% from RMB51.7 million in 2018 to RMB159.4 million in 2019 and further increased by 74.5% to RMB278.1 million (US$42.6 million) in 2020. We had net loss of RMB591.2 million, RMB615.6 million and RMB614.7 million (US$94.2 million) in 2018, 2019 and 2020, respectively. Our adjusted net loss was RMB590.9 million, RMB598.1 million and RMB570.9 million (US$87.5 million) in 2018, 2019 and 2020, respectively. For discussions of adjusted net loss and reconciliation of adjusted net loss from net loss, see “—Non-GAAP Financial Measure.”

Our Revenue Model

We generate revenues primarily from Swan home services, career empowerment to service providers, and solutions to industry participants. Swan home services, which refer to services of facilitating transactions between consumers and service providers for maternity nurse, nanny and housekeeping services, are the main source of our total revenues.

Revenue model of Swan home services

Key operating metrics for Swan home services

Our management uses the following operating metrics to evaluate our performance:

•

Gross transaction volume. We define gross transaction volume as the total amount paid by a consumer in connection with a home service contract or an on-demand housekeeping service order that they enter into with service providers on our platform, without giving effect to cancellations or refunds. For nanny services, the gross transaction volume includes service fees paid to us and salaries paid to service providers by consumers. For maternity nurse service and housekeeping service, the gross transaction volume includes only salaries paid to service providers by consumers;

•

Service fees. Service fees include the amount we charge in connection with matching services, which, depending on the types of home services, can be either a certain percentage of the contract amount or a fixed amount;

•	Take rate. We define take rate as service fees divided by gross transaction volume; and

•

Refund rate. After conducting a home services transaction on our platform, a consumer is allowed to terminate the service contract and get a refund under certain conditions. We define refund rate as service fees refunded divided by the full amount of service fees in the cancelled or terminated contract.

Revenue recognition for nanny services

Nanny services are the largest revenue contributor of Swan home services. We charge service fees from both consumers and nannies. Service fees are recognized according to our revenue recognition policies as described in note 2(p) to the consolidated financial statements included elsewhere in this prospectus.

In response to the increased number of service providers on our platform, we amended the contract terms for nanny services in September 2020. The amended contract terms provide for a service period of either six months or 12 months.

Prior to the amendments, when a consumer requested for contract cancelation or termination before the expiration of a service contract, we usually refunded a percentage of the service fees in proportion to the unfulfilled services.

Under the amended contract terms of nanny services, we help consumers replace service providers upon request for an unlimited number of times during the service period to enhance their user experience. To provide better after-sale services to consumers, we have established a dedicated online service consultant team who handles consumers’ requests for replacing service providers by following standard operating procedures. This practice offers consumers flexibility during the service period and has enhanced their satisfaction with our services.

We believe the amendments to our standard contract terms in September 2020 have the following effect to our operating and financial performance:

•	a lower refund rate of nanny services, which was approximately 10% during the period from October 2020 to February 2021, than the historical refund rate of prior to such amendments;

•	a better reflection of improved matching efficiency, whereby approximately 35% of the service fees can be recognized as revenues when the nanny starts providing services; and

•

a reduced gap between cash flows and revenue recognition of service fees with approximately 65% to 75% of the service fees for new transactions that can be recognized as revenues in the same year when the transactions take place.

In addition, pursuant to the amended contract terms, we are entitled to keep RMB1,000 even if the consumer requests a refund prior to the completion of initial matching. After the completion of initial matching, the service fee we charge from a consumer is non-refundable.

Revenue recognition for maternity nurse services

For maternity nurse services, we charge service fees only from service providers and recognize the service fees as revenues over the contract term when services are delivered. Prior to July 2020, maternity nurse services included infant nannies who are dedicated to caring for children under three years old, and we charged service fees from infant nannies and recognized revenues in the same manner as those for maternity nurse services. Since July 2020, the infant nanny services have been re-categorized into our nanny services as we streamlined our service offerings.

The service period of maternity nurse services is short, and we can usually recognize the service fees in the same quarter when we receive the service fees. See “—Significant Accounting Policies—Revenue recognition.”

Revenue recognition for housekeeping services

We charge service providers a commission on each housekeeping service order that they complete through our platform. We recognize such commissions as revenue upon the successful matching of consumers and service providers. See “—Significant Accounting Policies—Revenue recognition.”

Revenue model for career empowerment to service providers

We charge service providers training fees for paid courses and recognize such fees as revenue when service providers pass the required tests. See “—Significant Accounting Policies—Revenue recognition.”

Revenue model for solutions to industry participants

We charge platform fees from home services agencies for their use of our SCN platform based on (i) a percentage of the service fees received by the industry participants from home services transactions or (ii) a fixed amount plus a percentage of the service fees received by the industry participants in each month. See “—Significant Accounting Policies—Revenue recognition.”

Major Factors Affecting Our Results of Operations

We operate in China’s home services market, and our business and results of operations are significantly affected by factors driving this market, including China’s overall economic growth, demographic transition, disposable income per household, mobile penetration rate of internet infrastructure, and evolving laws and regulations on the home services industry.

In addition to general economic conditions and industry trends, we believe the following factors have had, and will continue to have, a significant impact on our results of operations.

Our ability to maintain our market leadership and brand recognition

We are the largest home services platform in China in terms of gross transaction volume in 2020, according to iResearch. Our prominent market leadership and brand recognition is key to our ability to maintain and enhance our relationships with consumers, service providers, home services agencies and various other types of participants in our industry.

Our brand name, Swan Daojia, and the attractiveness of our platform in the home services industry are essential to our pricing power. Due to the large number of service providers on our platform and improving matching efficiency, we are able to attract a large number of consumers. This in turn allows us to provide more job opportunities, thereby attracting an increasing number of service providers and facilitating more transactions on our platform. Our career empowerment services enable service providers to improve their skills and increase their chances of capturing more job opportunities, while enabling us to generate more training fees. This network effect has allowed us to better manage the costs of consumer and service provider acquisition. The growth of our business underpinned by our digitalized solutions for home services help attract more industry participants to use our SaaS-based tools, which can in turn promote collaboration among different participants in the home services industry and create greater opportunities for revenue growth.

Our ability to engage consumers and enhance their experience

Since the inception of our business, we have been focused on attracting, engaging and retaining consumers for our services. Our ability to attract and retain consumers and facilitate repeated transactions on our platform mainly depends on our ability to continue to provide a convenient and efficient platform to connect consumers with qualified service providers, broaden our service offerings to satisfy evolving consumer needs and empower service providers to enhance their service quality. Over the years, we have built a large base of consumers through, among other means, word-of-mouth referrals.

Gross transaction volume is a key driver of our business and revenue growth. The number of consumers transacting through our platform increased from 1,054,651 in 2018 to 1,271,187 in 2019, and decreased to 1,077,682 in 2020. The total gross transaction volume of home services transactions completed by us and home services agencies through our platform increased by 49.4% from RMB6,151.6 million in 2018 to RMB9,191.7 million in 2019, and decreased by 4.0% to RMB8,828.2 million in 2020. The decreases in the number of transacting consumers and the gross transaction volume from 2019 to 2020 were primarily due to decreases in on-demand housekeeping orders and the number of transactions completed by other home services agencies on our platform as a result of negative impact of the COVID-19 pandemic.

We will continue to invest to enhance the value of our brand and services among consumers and service providers. We expect that the size and engagement of our consumer will continue to grow in the near future driven by our efforts in these areas.

Our ability to attract service providers and empower their career development

The growth in our revenues is also driven by the number of service providers who seek home services job opportunities on our platform and our ability to enroll them in our skill advancement training courses.

A majority of our revenues is generated from the service fees we charge service providers for facilitating their home services transactions with consumers. As a result, the number of qualified and experienced service providers on our platform is an important factor for our service capabilities. The more service providers that seek home services jobs through our platform, the more home services transactions we are able to facilitate between consumers and service providers. The number of service providers registered and verified on our platform increased from 708,484 as of December 31, 2018 to 1,028,167 as of December 31, 2019 and further to 1,495,528 as of December 31, 2020. The number of transacting service providers increased from approximately 145,557 in

2018 to approximately 179,936 in 2019, and decreased to approximately 167,682 in 2020. The decrease in 2020 was primarily due to the limitation on service providers’ mobility as a result of travel restrictions and social distancing measures in response to the COVID-19 pandemic.

Our revenues generated from career empowerment to service providers are driven by the increase in the number of service providers who enroll in our training courses. Approximately 59% of enrollments in our training courses are from service providers who are registered on our platform because our holistic and highly practical training courses can meet their particular needs for skill improvement and career advancement. There were 19,967 and 109,467 paid training courses completed by service providers in 2019 and 2020, respectively.

We have been, and we believe we will continue to be, able to attract more service providers to our platform by offering them a significant number of job opportunities, fair and transparent pricing for their services based on skills and experience, industry-leading safety protection mechanisms, as well as comprehensive training courses enabling them to advance their careers.

Our ability to promote our digitalized solutions to industry participants

We generate revenues from charging from home services agencies platform fees for their use of SaaS-based tools and solutions on our platform. As of December 31, 2020, 111 home services agencies across 86 cities in China joined our SCN.

We believe we can attract more home services agencies, as well as other types of industry participants, such as home services training institutions, to our platform by providing them with the access to large number of consumers and service providers, powerful digitalized tools and solutions, and a collaborative environment promoted by SCN. We believe these will increase industry participants’ reliance on our platform and services.

Our ability to broaden our service offerings

In 2018, 2019 and 2020, we generated RMB350.9 million, RMB521.3 million and RMB610.3 million (US$93.5 million) from our Swan home services business, representing a substantial portion of our total revenues. In order to capitalize on the increasing demand for quality home services and further diversify sources of revenues, we have expanded and plan to further expand our service offerings into new categories, such as elderly care.

In addition to home services, we also endeavor to empower service providers. For example, we started to provide paid skill training courses to service providers in March 2019, which currently account for all of our revenues from career empowerment services. Our revenues from career empowerment to service providers rapidly grew from RMB13.5 million in 2019 to RMB49.8 million (US$7.6 million) in 2020. We plan to offer more diversified training courses to service providers so that they are equipped with the skills necessary for providing quality services to meet consumers’ evolving needs. We also provide service providers with other value-added services, such as skills accreditation and temporary housing, and intend to further expand our service offerings to diversify our revenue sources.

We generate revenues from offering SaaS-based solutions to industry participants who use our platform. In 2018, 2019 and 2020, our revenues from solutions to industry participants were RMB36.3 million, RMB43.3 million and RMB32.3 million (US$5.0 million), respectively. We intend to continue to develop new solutions and technologies which enable industry participants and us to further improve operational efficiency and promote industry collaboration. We believe a growing number of industry participants will join our SCN and increase their usage intensity as we further provide additional features, expand offerings and enhance engagement and collaboration on our platform.

Our ability to enhance operating leverage of our platform

Our ability to increase our revenues and improve profitability is dependent on whether we can leverage our platform to improve operational efficiency.

We have made significant investments in research and development of technologies to advance our platform. We have developed a proprietary, scalable and digitized platform, which has enabled us to migrate most of the processes for home services transactions online, such as interviews, automated matching and dispatching, contract signing and salary payments. With this platform, we can further improve our operational efficiency and offer new products and services with moderate investment and marginal cost. As a result, the costs associated with the operation of our platform as well as our operating expenses are expected to increase at a lower rate than that of our revenues since we do not require a proportional increase in the size of our employees to support our growth.

In addition, our standardized business and management processes allow us to control costs and expenses and achieve high sales efficiency. Although the absolute amount of our operating expenses increased from 2018 to 2019, operating expenses as a percentage of our total revenues decreased from 161.3% in 2018 to 126.8% in 2019, reflecting our improved operational efficiency. Our operating expenses increased, as a percentage of our total revenues, from 126.8% in 2019 to 128.2% in 2020 primarily attributable to our investments in marketing promotions and advertisements in connection with the re-branding of Swan Daojia in 2020. As we further grow our business and enhance the standardization and digitalization, we expect to achieve greater operating leverage and increased productivity of our personnel, allowing us to achieve higher operational efficiency.

Seasonality

Our results of operations are affected by seasonal factors. We typically have lower revenues during the first quarter of each year, primarily due to fewer transactions and service orders on our platform as a result of service providers’ returning to their hometowns during the Chinese New Year holidays. We provide bonuses for service providers or charge service providers lower service fees to encourage them to stay in cities where they work during the holiday seasons. However, we expect such seasonal pattern of our results of operations to continue in the foreseeable future.

Impact of the COVID-19 Pandemic on Our Business

The outbreak of COVID-19 has severely impacted China and the rest of the world. In an effort to contain the spread of COVID-19, China took a number of measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, asking residents in China to stay at home and to avoid public gatherings, and encouraging employees of enterprises to work remotely, among others.

In early 2020, the strict travel restrictions and quarantine requirements imposed by the PRC government limited the availability of service providers who can provide home services in major cities where we operate. This resulted in cancelation and termination of certain home services transactions for which we refunded service fees to consumers and service providers. In addition, due to consumers’ concerns or fear of the spread of the disease by visitors, there had been a noticeable reduction of orders of on-demand dispatch services in that period.

We undertook a series of mitigating actions to alleviate the impact of COVID-19 on our business. We accelerated online migration of our service processes to improve efficiency. To reduce cancelations of service contracts by consumers, we arranged COVID-19 testing and provided health and hygiene products for service providers. To ease our cash flow burdens, we carefully controlled our administrative expenses, shut down certain service centers with a low customer traffic and temporarily adjusted compensation for management staff. In addition, as part of the Chinese government’s efforts to ease the burden of businesses affected by the COVID-19 pandemic, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced or exempted payments to the government-mandated employee social security plans in February 2020. It is uncertain whether such government support program will continue in the future.

Many of the quarantine measures within China have since been relaxed, and we have resumed normal operations in early May 2020. As a result, our performance had generally improved in the third and fourth quarters of 2020. Our gross transaction volume decreased slightly by 4.0% to RMB8,828.2 million (US$1,353.0 million), but our revenues increased by 16.4% to RMB711.1 million (US$109.0 million) and our gross profit increased by 74.5% to RMB278.1 million (US$42.6 million) in 2020.

While the duration and further development of the pandemic and its disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our results of operations for 2021 will not be materially affected by continued impacts from the COVID-19. However, if there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected going forward.

Key Components of Results of Operations

Revenues

Our revenues consist primarily of revenues generated from Swan home services, career empowerment to service providers, solutions to industry participants and other revenues. In 2018, 2019 and 2020, we generated revenues of RMB398.7 million, RMB611.1 million and RMB711.1 million (US$109.0 million), respectively. The following table sets forth the breakdown of our revenues, both in absolute amounts and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, expect for percentages)
Revenues:
Swan home services	350,896	88.0	521,333	85.3	610,296	93,532	85.8
Career empowerment to service providers	—	—	13,483	2.2	49,784	7,630	7.0
Solutions to industry participants	36,278	9.1	43,283	7.1	32,321	4,953	4.6
Other revenues(1)	11,525	2.9	32,955	5.4	18,680	2,863	2.6

Total revenues	398,699	100.0	611,054	100.0	711,081	108,978	100.0

(1)	Consists primarily of revenues from sales of materials used in home services.

Swan home services

For Swan home services, we currently generate revenues from (i) matching nannies with consumers for which we charge service fees from both consumers and service providers, (ii) matching maternity nurses with consumers for which we charge service fees from service providers only, and (iii) housekeeping services orders placed by consumers on our platform for which we charge commissions from service providers. In 2018, 2019 and 2020, our revenues from Swan home services were RMB350.9 million, RMB521.3 million and RMB610.3 million (US$93.5 million), respectively, representing 88.0%, 85.3% and 85.8% of our total revenues, respectively.

Career empowerment to service providers

We generate revenues primarily from training fees paid by service providers who enroll in our paid training courses to improve their professional skills. We started to offer paid training services in March 2019 and generated revenue of RMB13.5 million and RMB49.8 million (US$7.6 million) in 2019 and 2020, respectively, representing 2.2% and 7.0% of our total revenues for the same period, respectively.

We only allow refunds of training fees on rare occasions when service providers are unable to attend the training courses. In 2019 and 2020, the amount of the refunds of training fees to service providers was insignificant.

Solutions to industry participants

We generate revenues from other industry participants, such as home services agencies, by providing them access to our SaaS-based tools and solutions. We charge them platform fees based on (i) a percentage of the service fees received by the industry participants from home services transactions or (ii) a fixed amount plus a percentage of the service fees received by the industry participants in each month. In 2018, 2019 and 2020, our revenues from solutions to industry participants were RMB36.3 million, RMB43.3 million and RMB32.3 million (US$5.0 million), respectively, representing 9.1%, 7.1% and 4.6% of our total revenues, respectively.

Other revenues

Our other revenues consist primarily of (i) commission fees from miscellaneous services, and (ii) sales of materials used in home services, such as uniforms and cleaning products. In 2018, 2019 and 2020, our other revenues were RMB11.5 million, RMB33.0 million and RMB18.7 million (US$2.9 million), representing 2.9%, 5.4% and 2.6% of our total revenues, respectively.

Cost of revenues

Our cost of revenues consist primarily of (i) staff cost which includes salaries, bonuses, social insurance and benefits for staff for our service consultants, call center staff, customer service staff and training teachers, (ii) insurance cost, and (iii) telecommunication cost.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, expect for percentages)
Cost of revenues:
Staff cost(1)	308,661	89.0	403,735	89.4	385,539	59,086	89.1
Insurance cost	13,008	3.7	16,380	3.6	19,186	2,940	4.4
Telecommunication cost	12,898	3.7	13,986	3.1	15,941	2,443	3.7
Others	12,396	3.6	17,522	3.9	12,270	1,881	2.8

Total cost of revenues	346,963	100.0	451,623	100.0	432,936	66,350	100.0

(1)	In 2018, 2019, and 2020, the staff cost associated with service consultants was RMB286.8 million, RMB337.8 million and RMB332.8 million, respectively.

Cost of revenues, as a percentage of our total revenues, decreased from 87.0% in 2018 to 73.9% in 2019 and further to 60.9% in 2020, primarily due to our increased operational efficiency.

Operating expenses

Our operating expenses consist of (i) sales and marketing expenses, (ii) general and administrative expenses, and (iii) research and development expenses. Our operating expenses include share-based compensation expenses. See “—Significant Accounting Policies—Share-Based Compensation.”

The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, expect for percentages)
Operating expenses:
Sales and marketing expenses	348,019	54.2	431,483	55.6	604,312	92,615	66.3
General and administrative expenses	115,957	18.0	175,012	22.6	194,948	29,877	21.4
Research and development expenses	178,868	27.8	168,717	21.8	112,367	17,221	12.3

Total operating expenses	642,844	100.0	775,212	100.0	911,627	139,713	100.0

Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) staff cost which includes salaries, performance-based bonuses, social insurance and benefits for our sales and marketing personnel, (ii) marketing and promotion expenses, and (iii) office rental and general office expenses associated with our service centers, which are access points for walk-in consumers and service providers and enhance our presence and brand awareness in the markets in which we operate. We expect that our sales and marketing expenses will continue to increase as we scale up our businesses, expand into new geographic locations and enhance our brand recognition.

The following table sets forth breakdown of our sales and marketing expenses for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, expect for percentages)
Staff cost	101,547	29.2	141,788	32.9	153,397	23,509	25.4
Marketing and promotion expenses(1)	121,135	34.8	151,838	35.2	313,625	48,065	51.9
Office rental and general expenses	39,741	11.4	50,854	11.8	62,515	9,581	10.3
Others(2)	85,596	24.6	87,003	20.1	74,775	11,460	12.4

Total	348,019	100.0	431,483	100.0	604,312	92,615	100.0

(1)	Consisting primarily of marketing expenses, brand promotion expenses and customer incentive program expenses.
(2)	Consisting primarily of travel expenses, training expenses and depreciation expenses.

We have incurred significant sales and marketing expenses in 2018, 2019 and 2020 to generate business leads, drive business growth and solidify brand awareness among customers and service providers, which we believe will provide multiple avenues for our long-term growth. Sales and marketing expenses accounted for 87.3%, 70.6% and 85.0% of our total revenues in 2018, 2019 and 2020, respectively. Sales and marketing expenses, as a percentage of our total revenues, increased from 2019 to 2020 due to our investments in marketing promotions and advertisements in connection with our re-branding to Swan Daojia. Excluding the re-branding expenses, our sales and marketing expenses, as a percentage of our total revenues, decreased from 70.6% in 2019 to 64.5% in 2020. We intend to strengthen our management on sales and marketing expenses, as a percentage of our total revenues, as we grow our businesses.

General and administrative expenses

General and administrative expenses consist primarily of (i) salaries and benefits for employees involved in general administration, (ii) share-based compensation expenses, (iii) office rental expenses, and (iv) professional service fees in connection with our financing transactions. General and administrative expenses accounted for 29.1%, 28.6% and 27.4% of our total revenues in 2018, 2019 and 2020, respectively.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel. Historically, we had substantial research and development expenses to advance our technologies and develop our scalable platform. Research and development expenses accounted for 44.9%, 27.6% and 15.8% of our total revenues in 2018, 2019 and 2020, respectively. From 2017 to 2019, our research and development expenses were mainly related to those used in building our holistic technology infrastructure, developing SaaS-based systems and migrating business processes online, which required a large amount of investments. As a substantial portion of this foundational work was completed by 2019, our research and development expenses decreased in 2020. With the expected increase in the number of industry participants in our SCN, we intend to continue to make investments in upgrading systems and advancing our technology capabilities.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our wholly-owned subsidiaries in Hong Kong, 58 Daojia Home Holdings Limited, or 58 Home HK, and 58 Daojia Platform Holdings Limited, or 58 Platform HK, are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. A two-tiered profits tax rates regime was introduced in year 2018 where the first HK$2.0 million of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Under the Hong Kong tax law, 58 Home HK and 58 Platform HK are exempted from the Hong Kong income tax on its foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

PRC

Our subsidiaries and consolidated VIEs in China are companies incorporated under PRC laws and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the PRC income tax laws. Pursuant to the PRC EIT Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax, or VAT, at a rate of 6% or 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC laws. In addition, some of our subsidiaries are subject to a small-scale VAT tax rate of 3%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through 58 Home HK and 58 Platform HK. The PRC EIT Law and its implementation rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a

Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. On October 14, 2019, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 35, which came into effect on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by relevant tax authorities. Accordingly, 58 Home HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Changsha WFOE, and Shanghai WFOE, and 58 Platform HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Tianjin WFOE, if 58 Home HK and 58 Platform HK satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented in absolute amounts and as percentages of our total revenue. This information should be read together with our consolidated financial statements included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, expect for percentages)
Revenues	398,699	100.0	611,054	100.0	711,081	108,978	100.0
Cost of revenues	(346,963)	(87.0)	(451,623)	(73.9)	(432,936)	(66,350)	(60.9)

Gross profit	51,736	13.0	159,431	26.1	278,145	42,628	39.1

Operating expenses:
Sales and marketing expenses(1)	(348,019)	(87.3)	(431,483)	(70.6)	(604,312)	(92,615)	(85.0)
General and administrative expenses(1)	(115,957)	(29.1)	(175,012)	(28.6)	(194,948)	(29,877)	(27.4)
Research and development expenses(1)	(178,868)	(44.9)	(168,717)	(27.6)	(112,367)	(17,221)	(15.8)

Total operating expenses	(642,844)	(161.3)	(775,212)	(126.8)	(911,627)	(139,713)	(128.2)

Loss from operations	(591,108)	(148.3)	(615,781)	(100.7)	(633,482)	(97,085)	(89.1)

Other income/(expenses):
Investment income	—	—	52	0.0	—	—	—
Interest income	584	0.1	3,207	0.5	3,738	573	0.5
Fair value change of convertible loans	—	—	(8,050)	(1.3)	(37,372)	(5,728)	(5.3)
Share of gain of equity method investee	—	—	530	0.1	11,268	1,727	1.6
Others, net	(705)	(0.2)	4,451	0.7	41,170	6,310	5.8

Loss before income tax	(591,229)	(148.4)	(615,591)	(100.7)	(614,678)	(94,203)	(86.5)
Income tax expenses	—	—	—	—	(16)	(2)	0.0

Net Loss	(591,229)	(148.4)	(615,591)	(100.7)	(614,694)	(94,205)	(86.5)

(1)	The table below sets forth our share-based compensation expenses.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses included in:
Sales and marketing expenses	16	15	—	—
General and administrative expenses	338	9,369	6,378	977
Research and development expenses	14	18	—	—

Total	368	9,402	6,378	977

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our revenues increased by 16.4% from RMB611.1 million in 2019 to RMB711.1 million (US$109.0 million) in 2020 as a result of the followings:

•

Swan home services. Revenues from Swan home services increased by 17.1% from RMB521.3 million in 2019 to RMB610.3 million (US$93.5 million) in 2020, primarily due to a combination of the following factors:

(i)

a 24.7% increase in revenues from nanny services from RMB344.9 million in 2019 to RMB430.0 million (US$65.9 million) in 2020 primarily attributable to (a) a growth in the number of transactions for nanny services from 2018 to 2019 which resulted in an increase in deferred revenues recognized by us in 2020 from the transactions entered into prior to 2020, and (b) improved consumer satisfaction with our services which resulted in a lower refund rate for transactions entered into in 2019 and 2020. The increase in the number of transactions for nanny services from 2018 to 2019 was primarily driven by the growing consumer demand and enhanced efficiency of our platform in matching consumers and service providers. We improved consumer satisfaction in 2020 as a result of our refined service approach for nanny services by establishing the dedicated online service consultant team who handles consumers’ requests for replacing service providers. For more details, see “—Our Revenue Model—Revenue model of Swan home services—Revenue recognition for nanny services;”

(ii)

a 13.6% increase in revenues from maternity nurse services from RMB78.1 million in 2019 to RMB88.7 million (US$13.6 million) in 2020 primarily attributable to the increased number of transactions, which was driven by consumer demand; and

(iii)

a 6.9% decrease in revenues from housekeeping services from RMB98.4 million in 2019 to RMB91.6 million (US$14.0 million) in 2020 primarily due to the decreased number of housekeeping service orders as a result of the COVID-19 pandemic.

•

Career empowerment to service providers. Revenues from career empowerment to service providers significantly increased from RMB13.5 million in 2019 to RMB49.8 million (US$7.6 million) in 2020, primarily due to an increase in service providers’ enrollments in our comprehensive training courses which reflects the service providers’ demand for skill advancement services and the increased acceptance of our online training courses during the COVID-19 pandemic.

•

Solutions to industry participants. Revenues from solutions to industry participants decreased by 25.3% from RMB43.3 million in 2019 to RMB32.3 million (US$5.0 million) in 2020, primarily because certain home services agencies in our SCN experienced temporary suspension of their business or significant decrease in home services transaction volume due to the negative impact of the COVID-19 pandemic.

•

Other revenues. Other revenues decreased by 43.3% from RMB33.0 million in 2019 to RMB18.7 million (US$2.9 million) in 2020, primarily due to a decrease in our sales of materials and supplies used in housekeeping services to service providers as a result of the reduction of housekeeping service orders on our platform attributable to the COVID-19 pandemic.

Cost of revenues

Our cost of revenues decreased by 4.1% from RMB451.6 million in 2019 to RMB432.9 million (US$66.4 million) in 2020, primarily due to a decrease in staff cost, which was partially offset by increases in insurance cost and telecommunication cost. Staff cost decreased by 4.5% from RMB403.7 million in 2019 to RMB385.5 million in 2020, primarily due to a decrease in staff cost for our service consultants and sales staff at our call center as a result of improved operational efficiency, which was partially offset by an increase in staff cost for our training teachers reflecting the growth of our career empowerment services. Our insurance cost increased by 17.1% from RMB16.4 million in 2019 to RMB19.2 million in 2020 and telecommunication cost increased by 14.0% from RMB14.0 million 2019 to RMB15.9 million in 2020, primarily reflecting the growth of our business.

Gross profit

As a result of the foregoing, our gross profit increased by 74.5% from RMB159.4 million in 2019 to RMB278.1 million (US$42.6 million) in 2020. Our gross margin increased from 26.1% in 2019 to 39.1% in 2020, primarily reflecting our improved operational efficiency and the economies of scale as a result of our continued business growth. We intend to continue to streamline and optimize our operation processes and upgrade our platform to improve our profitability and gross margin. A majority of our gross profit was attributable to our Swan home services.

Sales and marketing expenses

Our sales and marketing expenses increased by 40.1% from RMB431.5 million in 2019 to RMB604.3 million (US$92.6 million) in 2020, mainly due to (i) brand promotion expenses of RMB145.5 million in connection with the re-branding of Swan Daojia in 2020, (ii) an increase in marketing expenses to RMB127.3 million in 2020 as a result of our increased marketing activities, and (iii) an increase in salaries for our sales and marketing personnel attributable to the increased number of our sales personnel from 1,011 as of December 31, 2019 to 1,024 as of December 31, 2020.

General and administrative expenses

Our general and administrative expenses increased by 11.4% from RMB175.0 million in 2019 to RMB194.9 million (US$29.9 million) in 2020, primarily due to (i) an increase in professional service fees incurred in connection with this offering, and (ii) an increase in salaries for management and administrative staff reflecting the increased headcount from 300 as of December 31, 2019 to 314 as of December 31, 2020, which was in line with our overall business growth.

Research and development expenses

Our research and development expenses decreased by 33.4% from RMB168.7 million in 2019 to RMB112.4 million (US$17.2 million) in 2020, primarily due to a decrease in the number of our research and development personnel from 496 as of December 31, 2019 to 334 as of December 31, 2020 as we continued to optimize our research and development team following the completion of our foundational research and development work for our infrastructure and technologies in 2019.

Loss from operations

As a result of foregoing, our loss from operations slightly increased from RMB615.8 million in 2019 to RMB633.5 million (US$97.1 million) in 2020.

Other income/(expenses)

Other income or expenses consist of (i) investment income, (ii) interest income, (iii) fair value change of convertible loans, (iv) share of gain of equity method investee, and (v) other net income or expenses.

We had other income of RMB18.8 million (US$2.9 million) in 2020 compared to other income of RMB189,644 in 2019, primarily due to (i) an increase in other net income and (ii) an increase in interest on proceeds from the private placement of our Series B preferred shares in February 2020. These were partially offset by a negative change of the fair value of convertible loans in connection with the convertible loans that Daojia VIE and Haodaojia VIE issued to certain investors in January 2019.

Income tax expense

Income tax expense was nil and RMB16,012 (US$2,000) in 2019 and 2020, respectively.

Net loss

As a result, we had a net loss of RMB614.7 million (US$94.2 million) in 2020 compared to a net loss of RMB615.6 million in 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Our revenues increased by 53.3% from RMB398.7 million in 2018 to RMB611.1 million in 2019 as a result of the growth in all of our business lines.

•

Swan home services. Revenues from Swan home services increased by 48.6% from RMB350.9 million in 2018 to RMB521.3 million in 2019, primarily driven by (i) a 50.7% increase in revenues from nanny services from RMB228.9 million in 2018 to RMB344.9 million in 2019, (ii) a 54.3% increase in revenues from housekeeping services from RMB63.8 million in 2018 to RMB98.4 million in 2019, and (iii) a 34.0% increase in revenues from maternity nurse services from RMB58.3 million in 2018 to RMB78.1 million in 2019, in each case, reflecting the growth in consumer demand for home services and increased efficiency of our platform in matching consumers and service providers.

•	Career empowerment to service providers. We started to provide paid training courses to service providers from March 2019 and generated revenues of RMB13.5 million in 2019.

•

Solutions to industry participants. Revenues from solutions to industry participants increased by 19.3% from RMB36.3 million in 2018 to RMB43.3 million in 2019, primarily due to an increase in platform fees we charged from home services agencies who used the SaaS-based tools and solutions on our platform as a result of the increased number of home services transactions they conducted with consumers.

•

Other revenues. Other revenues increased by 185.9% from RMB11.5 million in 2018 to RMB33.0 million in 2019, primarily due to (i) the increased commission fees that we charged for our miscellaneous services, and (ii) an increase in our sales of materials and supplies used in housekeeping services which was driven by the growth of our business, especially by on-demand dispatch services.

Cost of revenues

Our cost of revenues increased by 30.2% from RMB347.0 million in 2018 to RMB451.6 million in 2019, primarily due to increases in staff cost, insurance cost, telecommunication cost and other cost. Our staff cost increased by 30.8% from RMB308.7 million in 2018 to RMB403.7 million in 2019 primarily reflecting an increase in staff cost for our service consultants, training teachers, sales and customer service staff attributable to the growth of our Swan home services business and career empowerment services. Our insurance cost increased by 25.9% from RMB13.0 million in 2018 to RMB16.4 million 2019 and telecommunication cost increased by 8.4% from RMB12.9 million 2018 to RMB14.0 million in 2019, which were in line with the overall growth of our business. Other cost increased by 41.4% from RMB12.4 million in 2018 to RMB17.5 million in 2019, primarily due to an increase in costs associated with sales of materials used in home services.

Gross profit

As a result of the foregoing, our gross profit increased by 208.2% from RMB51.7 million in 2018 to RMB159.4 million in 2019 and our gross margin increased from 13.0% in 2018 to 26.1% in 2019. A majority of our gross profit was attributable to our Swan home services.

Sales and marketing expenses

Our sales and marketing expenses increased by 24.0% from RMB348.0 million in 2018 to RMB431.5 million in 2019, mainly due to (i) an increase in salaries and employee benefits attributable to the increased number of sales and marketing personnel from 747 as of December 31, 2018 to 1,011 as of December 31, 2019, and (ii) an increase in marketing and promotion expenses for our business development.

General and administrative expenses

Our general and administrative expenses increased by 50.9% from RMB116.0 million in 2018 to RMB175.0 million in 2019, primarily due to (i) an increase in salaries and employee benefits for management and administrative staff from 237 as of December 31, 2018 to 300 as of December 31, 2019, which was in line with our overall business growth, and (ii) an increase in share-based compensation expenses incurred in connection with share incentive awards to management and key employees.

Research and development expenses

Our research and development expenses slightly decreased by 5.7% from RMB178.9 million in 2018 to RMB168.7 million in 2019, primarily because we maintained a relatively stable investment in research and development as we continued to optimize our research and development expenditures.

Loss from operations

As a result, our loss from operations increased by 4.2% from RMB591.1 million in 2018 to RMB615.8 million in 2019. The increase in our loss from operations was primarily due to our substantial investments in sales and marketing to achieve a rapid growth and solid business fundamentals, as well as continued investments in research and development to build a strong platform and develop technologies for our long-term growth.

Other income/(expenses)

We had other income of RMB189,644 in 2019 compared to other loss RMB120,969 in 2018, primarily due to (i) interest income on the proceeds from the private placement of our Series A preferred shares and convertible loans in January 2019 of RMB3.2 million, and (ii) other net income of RMB4.5 million. These were partially offset by loss on fair value change of convertible loans of RMB8.1 million in connection with the convertible loans that Daojia VIE and Haodaojia VIE issued to certain investors in January 2019.

Income tax expense

We had no income tax expense in 2018 and 2019 as we incurred loss in our operations.

Net loss

As a result of foregoing, we had a net loss of RMB615.6 million in 2019 compared to a net loss of RMB591.2 million in 2018.

Non-GAAP Financial Measure

In evaluating our business, we consider and use non-GAAP adjusted net loss in reviewing and assessing our operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present this non-GAAP financial measure because it is used by our management to evaluate operating performance and formulate business plans. We believe that this non-GAAP financial measure helps identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. Our non-GAAP financial measure does not reflect all items of expenses that affect our operations and does not represent the residual cash flow available for discretionary expenditures. Further, our non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling our non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We define non-GAAP adjusted net loss as net income excluding share-based compensation expenses and fair value change of convertible loans. The table below sets forth a reconciliation of our net income to non-GAAP adjusted net loss for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(591,229)	(615,591)	(614,694)	(94,205)
Add:
Share-based compensation	368	9,402	6,378	977
Fair value change of convertible loans	—	8,050	37,372	5,728

Adjusted net loss (non-GAAP)	(590,861)	(598,139)	(570,944)	(87,500)

Liquidity and Capital Resources

To date, our principal sources of liquidity have been proceeds from historical issuances of preferred shares and convertible loans in connection with our financing, and cash flows from our operations.

As of December 31, 2019 and 2020, we had RMB287.5 million and RMB508.4 million (US$77.9 million) in cash and cash equivalents, respectively. Our cash and cash equivalents generally consist of cash on hand and demand deposits placed with banks. As of December 31, 2020, we had Renminbi-denominated cash and cash equivalents of RMB457.1 million (US$70.1 million), among which 64.1% were deposited with banks and financial institutions in China and 35.9% were deposited outside of China. As of the same date, we had cash and cash equivalents denominated in other currencies equivalent to RMB51.3 million (US$7.8 million) deposited outside of China. As of December 31, 2020, 87.5% of our Renminbi-denominated cash and cash equivalents deposited in China were held by our VIEs and the remaining 12.5% were held by other entities.

As of December 31, 2019 and 2020, we had total current liabilities of RMB1,058.7 million and RMB1,183.0 million (US$181.3 million), respectively. The largest component of our liabilities is accrued expenses and other current liabilities which consist primarily of (i) advances from consumers to place orders, (ii) payables to service providers, consisting primarily of the salaries that consumers have paid and will be disbursed by us to service providers, and (iii) deposits from service providers. Advances from consumers to place orders is the balance amount of the service fees that consumers have paid for home services transactions on our platform, which amounted to RMB490.2 million and RMB343.6 million (US$52.7 million), respectively, as of December 31, 2019 and 2020. We receive payments of service fees after the signing of the service contracts, and record such payments as advances from consumers to place orders on our balance sheet over the remaining term of each service contract, or the unperformed portion. The balance of advances from consumers to place orders will be recognized as revenues over the remaining term of service contracts after giving effect to refunds. Contract liabilities are a major component of our current liabilities and consist primarily of payments we received for (i) non-refundable service fees paid by consumers for household staffing services, and (ii) training fees paid by service providers. Contract liabilities are generally recognized as revenues within one year. As of December 31, 2019 and 2020, contract liabilities amounted to RMB21.4 million and RMB142.1 million (US$21.8 million), respectively.

We incurred net loss of RMB615.6 million and RMB614.7 million (US$94.2 million) in 2019 and 2020, respectively. As of December 31, 2019 and 2020, total invested deficit was RMB1,391.1 million and total shareholders’ deficit was RMB2,032.5 million (US$311.5 million), respectively. On April 20, 2021, we issued 15,737,450 Series C preferred shares to Momo Technology Overseas Holding Company Limited, or Momo Technology, for an aggregate consideration of RMB300,000,000, equivalent to US$46,254,182. Concurrently with the issuance of Series C preferred shares to Momo Technology, Daojia VIE and Haodaojia VIE entered into convertible loans agreements with an entity designated by Momo Technology in an aggregate principal amount of RMB300,000,000.

We believe that our cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness may result in increased fixed obligations and could result in operating covenants that would restrict our operations. In addition, as we will continue to invest in technologies to support our growth, we may not be able to maintain a surplus or improve our working capital position beyond the next 12 months. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Corporate History and Structure—Contractual Arrangements with Our VIEs.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” As of December 31, 2020, 50.4% of our cash and cash equivalents were held by our VIEs.

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See ‘‘Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and ‘‘Use of Proceeds.’’

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(343,496)	(351,692)	(506,435)	(77,617)
Net cash used in investing activities	(27,508)	(62,118)	(23,331)	(3,576)
Net cash provided by financing activities	256,363	674,364	774,607	118,713

Effect of exchange rate changes on cash, cash equivalents and restricted cash	107	1,734	(23,630)	(3,618)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(114,534)	262,288	221,211	33,902
Cash, cash equivalents and restricted cash at the beginning of the year	139,813	25,279	287,567	44,072

Cash, cash equivalents and restricted cash at the end of the year	25,279	287,567	508,778	77,974

Operating activities

We had net cash used in operating activities of RMB506.4 million (US$77.6 million) in 2020, which was primarily attributable to (i) the net loss of RMB614.7 million (US$94.2 million), and (ii) an increase in prepayments and other assets of RMB25.0 million (US$3.8 million) mainly reflecting an increase in receivables from online payment platforms as a result of increased transaction funds deposited with these platforms that have not been withdrawn and an increase in prepayments in connection with office rental and advertisement placements. These cash outflows were partially offset by an increase in accounts payable of RMB141.9 million (US$21.8 million).

We had net cash used in operating activities of RMB351.7 million in 2019, which was primarily attributable to (i) the net loss of RMB615.6 million, and (ii) an increase in prepayments and other assets of RMB66.4 million mainly reflecting an increase in receivables from online payment platforms and an increase in prepayments in connection with office rental and advertisement placements. These cash outflows were partially offset by (i) an increase in accrued expenses and other current liabilities of RMB192.8 million, primarily attributable to an increase in advances from consumers to place orders as a result of our continued growth, and (ii) an increase in salary and welfare payables of RMB55.3 million.

Net cash used in operating activities amounted to RMB343.5 million in 2018, which was primarily due to (i) the net loss of RMB591.2 million, and (ii) an increase in prepayments and other assets of RMB17.1 million attributable to an increase in receivables from online payment platforms and an increase in prepaid service fees in connection with office rental and advertisement placements. These cash outflows were partially offset by (i) an increase in accrued expenses and other current liabilities of RMB185.4 million, primarily reflecting increases in advances from consumers to place orders and deposits from service providers, and (ii) an increase in salary and welfare payables of RMB67.3 million.

Investing activities

Net cash used in investing activities amounted to RMB23.3 million (US$3.6 million) in 2020, primarily attributable to RMB21.0 million (US$3.2 million) used in purchases of equipment and software to support our business growth.

Net cash used in investing activities amounted to RMB62.1 million in 2019, primarily attributable to (i) RMB48.5 million used in purchases of office building and equipment to support our business growth, and (ii) RMB13.6 million used in long-term minority interest investments in two entities.

Net cash used in investing activities amounted to RMB27.5 million in 2018, primarily attributable to RMB27.5 million used in purchases of equipment and software.

Financing activities

Net cash from financing activities of RMB774.6 million (US$118.7 million) in 2020, which was primarily attributable to (i) the proceeds we received from our private placements of Series B preferred shares in February 2020, and (ii) contribution and cash advances from 58 Daojia Inc. Group which were provided to support our operations.

Net cash from financing activities in 2019 amounted to RMB674.4 million attributable to (i) the proceeds we received from our private placements of Series A preferred shares and convertible loans in January 2019, (ii) contributions from 58 Daojia Inc. Group in connection with costs and expenses borne by 58 Daojia Inc. Group for the home services business after certain deductions, and (iii) cash advances from 58 Daojia Inc. Group which were provided to support our operations, which were partially offset by cash advances repayments to 58 Daojia Inc. Group.

Net cash from financing activities in 2018 amounted to RMB256.4 million in 2018, attributable primarily to (i) contributions from 58 Daojia Inc. Group, and (ii) cash advances from 58 Daojia Inc. Group, which were partially offset by cash advances repayments to 58 Daojia Inc. Group.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with the renovation of office spaces and purchases of office equipment. Our capital expenditures were RMB27.5 million, RMB48.5 million and RMB21.0 million (US$3.2 million) in 2018, 2019 and 2020, respectively.

Contractual Obligations

We lease office space under non-cancelable operating lease agreements that expire at various dates. The following table sets forth our future minimum payments under non-cancelable agreements for property management fees related to office space as of December 31, 2020.

	Payment due by period
	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
	(RMB in thousands)
Commitments for property management fees	27,133	8,172	6,156	4,172	8,633

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address complex U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. The material weakness, if not timely remedied, may lead to significant misstatement in the future.

To remediate the material weakness identified, we are in the process of hiring additional qualified financial and accounting personnel with working experience in U.S. GAAP and SEC reporting requirements. We are also in the process of establishing clear rules and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. In addition, we plan to (i) implement regular U.S. GAAP and SEC financial reporting training for our accounting and financial personnel, and (ii) develop and implement a comprehensive set of period-end financial reporting policies and procedures, especially for complex transactions, to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that all these measures will be sufficient to remediate the material weakness in time, or at all. See “Risk Factors—Risks Relating to Our Business and Industry—Our failure to implement and maintain effective internal control over financial reporting could result in failure to accurately report our financial results or prevent fraud, or result in material misstatements in our financial statements which could require us to restate financial statements, or cause investors to lose confidence in our reported financial information and have a negative effect on the price of the ADSs.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will not “opt out” of such exemptions afforded to an emerging growth company.

Quantitative and Qualitative Disclosure about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi, which is the functional currency of our subsidiaries, our VIEs and their respective subsidiaries in the PRC. Therefore, we have limited exposure to foreign exchange risk for operational activity and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk. Although in general, our exposure to foreign exchange risk should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Changes in the exchange rate between the U.S. dollar and Renminbi will affect the value of the proceeds from this offering in Renminbi terms. We estimate that we will receive net proceeds of approximately US$            million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$            per ADS. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against Renminbi, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher inflation rates in China in the future.

Significant Accounting Policies

The consolidated financial statements of us have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and on a going-concern basis.

The following descriptions of significant accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Principles of consolidation

The consolidated financial statements include the financial statements of our company, our subsidiaries, our VIEs and VIEs’ subsidiaries for which our company is the ultimate primary beneficiary.

Subsidiaries are those entities in which our company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors.

A VIE is an entity in which our company or our subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore our company or our subsidiary is the primary beneficiary of the entity. All significant intercompany transactions and balances within our group and home services business have been eliminated in the consolidated financial statements.

Revenue recognition

We applied ASC 606 “Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services are transferred to our customers, for an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services net of value added tax.

Judgment is required in determining whether we are the principal or agent in transactions with service providers and consumers. We evaluate the presentation of revenue on a gross or net basis based on whether it controls the service provided to the consumers and is the principal, or we arrange for other parties to provide the service to the consumers and is an agent.

Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the standalone selling price of each separate unit. In instances where standalone selling price is not directly observable, such as we do not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables, considerations are allocated using estimated selling prices. Determining the standalone selling price of each separate unit may require significant judgments, significant assumptions and estimates have been made in estimating the relative selling price of each single element.

We have four main revenue streams including Swan home services, solutions to industry participants, career empowerment to service providers and other revenues.

Swan home services

We have been operating our business under the brand of Swan Daojia since 2020, and under the brand of “58 Daojia” prior to that. We generate revenue from matching consumers with service providers for nanny services, maternity nurse services, infant nanny services and housekeeping services. We concluded that we do not control the services provided by service providers to consumers, as (i) we do not pre-purchase or otherwise obtain control of the service providers’ services prior to transferring to consumers; (ii) we do not direct service providers to perform services on our behalf, and service providers have the discretion to decline a transaction request; (iii) we do not integrate services provided by service providers with our other services and then provide them to consumers; (iv) we do not have inventory risk related to these services. We do not have discretion in establishing service prices for which we have discretion in establishing such prices. While the market is highly competitive, the prices for our services are determined according to prevailing market prices. Therefore, this indicator alone does not result in us controlling the services provided to consumers.

For matching of nanny services, we earn service fees from both nannies and consumers. The service fees from nannies were generally determined based on a certain percentage of the monthly service fees nannies earned from consumers. Our performance obligation to a nanny is to provide a one-time matching service. Services fees from nannies are recognized when we successfully help nannies to match with consumers. The service fees from consumers were generally determined as a fixed fee based on the contract period or the fees paid by consumers to nannies. Before August 2019, all service fees from consumers were proportionally refundable if consumers decided to early terminate a contract. During this period, we determined our arrangement with the consumers to be day-to-day contracts. Accordingly, we recognized the consumer service fees derived from matching of nanny service proportionally over the contract period. After August 2019 and before September 2020, 10% of the total service fees were non-refundable for consumers and the remaining amount was proportionally refundable if a consumer decided to early terminate a contract. During this period, we determined our arrangement with a consumer to be a day-to-day contract with an option for the consumer to renew the contract on an ongoing basis. Accordingly, we recognized the non-refundable portion of service fees from consumers upon the commencement of services, while the remaining service fees derived from matching service were recognized proportionally over remainder of the contract period. For contracts signed after September 2020, the entire service fee from consumers are non-refundable after a short period after a nanny commences to provide services. The contract term is usually within one year. We are entitled to service fees from consumers for two distinct performance obligations: (i) a one-off first-time matching service; and (ii) a stand ready obligation for re-matching. For the first-time matching, we concluded that our performance obligation is satisfied at the point in time when the first-time matching is completed, as consumers have received the benefits and we have an enforceable right to payment. For the stand ready obligation for re-matching, as we provide a material right for consumers to request us to re-match service providers for an unlimited number of times, consumers consume the benefits over the period of the service contract. Therefore, we recognize revenues from the stand ready obligation for re-matching over the contract period evenly. The total consumer service fee is allocated based on management’s best estimate of the relative standalone selling price of each performance obligation. The amount of refunds was not material for the year ended December 31, 2020.

For matching of maternity nurse and infant nanny services, we earn service fees only from maternity nurses and infant nannies. The service fees from maternity nurses and infant nannies are proportionally refundable if a maternity nurse or infant nanny decided to early terminate a contract. We determined our arrangement with maternity nurses and infant nannies to be day-to-day contracts and our performance obligation to maternity nurses as the provision of a matching service. Accordingly, service fees from maternity nurses and infant nannies are recognized proportionally over the contract period.

Since July 2020, the matching of infant nanny services business was integrated into the matching of nanny service business, after which the matching of infant nanny services followed the same business model of the matching of nanny service. Therefore, we applied the same accounting policy as nanny services for those contracts.

We also earn commissions from service providers for housekeeping service orders placed through our mobile platform. Revenue from commissions is recognized upon the completion of a successful matching between consumers and service providers. The commission is generally determined based on a certain percentage of service fees charged by service providers.

Solutions to industry participants

We earn platform fees from industry participants who provide household staffing and on-demand dispatch services through using our platform to facilitate their own matching services. Before 2020, the platform service fees were generally determined as a percentage of the contract amount facilitated. Since 2020, the service fees charged from industry participants include a fixed fee per year or per quarter, plus an amount determined as a percentage of the contract amount facilitated. The fixed fee is collected in advance and industry participants have the right to receive a proportional return from us for the remaining months if contracts are early terminated, which renders the contracts effectively month-to-month contracts. We recognize revenues from platform service fees over the service period.

Career empowerment to service providers

We design various online and offline training courses to help service providers improve their skills. Currently, our form agreements for training services usually have a term of 180 days and service providers are required to take training courses within the 180-day period after they pay the training fees. Training fees are not refundable except for certain occasions as stipulated in a contract, such as our failure to provide training courses. Service providers can take the training courses more than once until they pass the relevant test. The revenues from providing training courses are recognized upon service providers passing the test in the 180-day period.

Other revenues

We generate other revenues from selling materials such as floor cleaner, plastic bags and aprons. For selling materials, we are responsible for fulfilling the promise of selling materials to service providers and taking inventory risk. We have discretion in establishing prices of the materials. The revenues from selling materials are recognized on a gross basis when control of the materials is transferred to service providers.

We also generate other revenues from miscellaneous services. We earn commission from the merchants. Commission revenue is recognized at the point of a successful transaction and is generally determined as a percentage of service fees charged by merchants.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing, when we have satisfied our performance obligations and have the unconditional right to receive consideration. The allowance for doubtful accounts is estimated based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, current economic condition and other factors that may affect our customers’ ability to pay. Contract assets as of December 31, 2019 and 2020 were not material.

As of December 31, 2019, contract liabilities mainly represented the non-refundable upfront fee from matching of maternity nurse and infant nanny services. As of December 31, 2020, contract liabilities mainly represented non-refundable service fee from matching of maternity nurse and infant nanny services. For the years ended December 31, 2018, 2019 and 2020, there were no material revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Practical expedients

We have used the following practical expedients as allowed under ASC 606:

(i)

Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayments or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, management has determined that the contracts generally do not include a significant financing component.

(ii)	Our company generally expense sales commissions when incurred, because the amortization period would be one year or less. These costs are recorded within cost of revenues.

Income taxes

We determine our current and deferred taxes based on the separate return method. Current income taxes are provided as if the home services business were a tax payer separate from the group of 58 Daojia Inc. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized under income tax expense in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, we apply a more-likely-than not threshold and a two-step approach for the tax position measurement and financial statements recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under other expenses in our consolidated statements of comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of December 31, 2019 and 2020 nor did we recognize any related interest and penalties.

Share-based compensation

We have incentive plans to grant share-based awards, including share options, restricted ordinary shares and restricted share units, or RSUs, to our employees, directors and eligible non-employees. Employee’s compensation awards are classified as equity awards and are accounted for in accordance with ASC 718, Compensation—Stock Compensation. We adopted ASU 2018-07, “Compensation-Stock Compensation (Topic 718), Improvements to Non-employee Share-Based Payment Accounting” and account for share-based payments for acquiring goods and services from non-employees at grant date fair value. Employee’s services in exchange for equity instruments that are granted by 58 Daojia Inc. after our issuance of Series B preferred shares are accounted as derivatives in accordance with ASC 815.

Share-based compensation expenses are recognized as costs and expenses on a graded vesting basis over the requisite service period at the grant date fair value of the awards if only service conditions are required. Share-based compensation expenses are recognized at the grant date fair value of the awards if the performance condition is required and it is probable that the performance condition will be achieved.

The binomial option pricing model is used to estimate the fair value of the share-based awards with service or performance conditions. The determination of estimated fair value of share-based awards on the grant date using an option pricing model is affected by the fair value of underlying shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected share price volatility of the underlying shares over the expected term of the awards, actual and projected employee share option exercise behaviors, risk free interest rates and any expected dividends. The underlying shares which do not have quoted market prices, were valued based on the income approach with a discount for lack of marketability.

Share-based compensation expenses are recognized at the grant date fair value of the awards on a straight-line basis in the requisite service period if a market condition is required. We estimate the fair value of share-based awards with market conditions using the Monte Carlo simulation and binomial model in order to take into account the probability of satisfying the market condition.

We account for forfeitures in the period when they occur.

2015 Share Incentive Plan of 58 Daojia Inc.

In February 2015, 58 Daojia Inc. adopted its 2015 Share Incentive Plan, or the 2015 Plan. The maximum aggregate number of shares which may be issued under the 2015 Plan is 80,000,000 ordinary shares of 58 Daojia Inc. In November 2015, the maximum aggregate number of shares which may be issued under the 2015 Plan was increased to 88,000,000 ordinary shares of 58 Daojia Inc.

The options granted under the 2015 Plan were subject to a service condition of four years and a successful initial public offering of 58 Daojia Inc. in order to exercise the options (an “IPO exercise restriction”). The service condition requires half of the awards to vest on the second anniversary of the specified vesting commencement date, and the remaining of the awards to vest in equal installments every six months thereafter in the remaining vesting period. The options granted will expire in ten years from the respective vesting commencement date as stated in the option grant agreement. For the options granted on or before December 31, 2015, our company treated the IPO exercise restriction as a non-vesting condition and recognized the costs and expenses on a graded vesting basis over the requisite service period.

On January 1, 2016, our company adopted ASU 2014-12 prospectively, and for awards granted or modified after January 1, 2016, no compensation expense was recognized until the performance condition of an initial public offering is achieved. No share options were granted by 58 Daojia Inc. in 2018, 2019 and 2020.

Total share-based compensation expenses recognized by us under the 2015 plan were RMB368,000, RMB180,000 and nil for the years ended December 31, 2018, 2019 and 2020, respectively. After the modification, we recorded no share-based compensation expenses for new options of our company as those options are considered not probable of vesting, and recorded share-based compensation expenses of approximately RMB1.8 million for the modified options of 58 Daojia Inc. under ASC 815 for 2020.

In connection with 58 Daojia Inc.’s reorganization, in October 2020, 58 Daojia Inc. modified a portion of the outstanding options under the 2015 Plan. Holders of the modified options were granted with options of our company under the 2019 Share Incentive Plan adopted by us in February 2020, or the 2019 Plan. The holders continued to hold options of 58 Daojia Inc., but agreed to waive all the economic interests of our company that those 58 Daojia Inc. options may have. Specifically, holders of each 1,000 units of the outstanding options under the 2015 Plan would be granted with 783 units of new options under the 2019 Plan and would continue to hold

1,000 modified options of 58 Daojia Inc. The vesting schedule of the new options of our company as well as the modified options of 58 Daojia Inc. would follow those under the original options. The rest of the outstanding options under the 2015 Plan that were not modified on October 1, 2020 will be modified in the same way before an initial public offering of our company.

We accounted the modification of the option terms in accordance with ASC718. We engaged a third-party valuation firm to assist us to evaluate the fair value of the new options granted under 2019 Plan at grant date and the fair value of the modified options outstanding under 2015 Plan immediately before and after the modification date, no significant incremental fair value was recognized.

As these modified options do not have any economic interests in our company since the modification date and the 58 Daojia Inc. lost control of our company before the modification date, we recognize the options granted to its employees under the 2015 Plan in accordance with ASC 815 after the modification date and subsequently measures those options at fair value.

2019 Share Incentive Plan

In February 2020, we adopted the 2019 Plan. The maximum number of ordinary shares that may be issued under 2019 Plan is 35,587,342, subject to further amendment for the purpose of the anti-dilution right against our RSUs. Unless terminated earlier, the 2019 Plan will terminate automatically in 2030.

Apart from the option grants in connection with 58 Daojia Inc.’s reorganization, we also approved option grants to our employees in October 2020. The options generally have a service condition with 25% of the awards to be vested in each of the first two years and the remaining of the awards to be vested in equal installments every six months thereafter, and a performance condition of our company’s initial public offering. The options granted will expire in ten years from the respective grant date as stated in the option grant agreement.

The following table presents a summary of our options activities under the 2019 Plan for the years ended December 31, 2020:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	In years	US$
Outstanding as of January 1, 2020	—	—	—	—

Granted in connection with the reorganization	22,682,173	0.06	—	—
Granted	8,949,535	0.44	—	—
Forfeited	(880,895)	—	—	—

Outstanding as of December 31, 2020	30,750,813	0.16	5.83	58,065

For the year ended December 31, 2020, no share-based compensation expense was recognized by us under the 2019 Plan as these options are considered not probable of vesting. As of December 31, 2020, the unrecognized share-based compensation expenses for all options granted under the 2019 Plan was RMB188.0 million (approximately US$28.8 million).

We use a binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the year ended December 31, 2020 was estimated at grant date using the binomial option-pricing model with the following assumptions:

For the Year Ended December 31, 2020
Expected volatility	37.0%-39.4%
Risk-free interest rate	0.2%-0.7%
Expected dividend yield	0%
Expected term (in years)	4.5-10
Fair value per share of the underlying ordinary shares (US$)	2.16

The expected volatility was estimated based on the historical stock prices of comparable companies. We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the share-based awards. We estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollar at the option valuation date.

Restricted share units

We granted to our key management RSUs which represented aggregated amounts of 6,991,255, 942,477 and 793,373 of our Class A ordinary shares in January 2019, October 2019 and February 2020, respectively. The RSUs have an implicit service condition of three years and a market condition that the RSUs will only vest when the fair value of our Series A preferred share exceeds certain price targets within three years since the grant date. Share-based compensation expenses are recognized in a weighted-average requisite service period of 1.44, 0.65 and 0.55 years, respectively, which are the estimated derived service periods when the market conditions are achieved.

Monte Carlo simulation and the binomial model were adopted for the evaluation of exercise probability of RSUs. The fair value of the RSUs was calculated based on the fair value of our ordinary shares with the assistance of an independent valuation firm. The fair value of the RSUs awards was estimated on the grant date with the following assumptions:

	Grant Date
	January 2019		October 2019		February 2020
Expected volatility		46.83%		40.28%		42.43%
Risk-free interest rate		2.61%		1.58%		1.55%
Expected dividend yield		0%		0%		0%
Probability of meeting the market condition		15%		2%		3%
Fair value per share of the underlying ordinary shares	US$	1.86	US$	1.91	US$	2.03

The expected volatility was estimated based on the historical stock prices of comparable companies. We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the share-based awards. Our company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollar at the option valuation date.

The following table presents a summary of our company’s RSUs activities for the years ended December 31, 2019 and 2020:

	Number of RSUs	Weighted average grant date fair value (In US$)
Outstanding as of January 1, 2019	—	—
	7,933,732	0.24
Forfeited	—

Outstanding as of December 31, 2019	7,933,732

Granted	793,373	0.07
Forfeited	—

Outstanding as of December 31, 2020	8,727,105

For the years ended December 31, 2019 and 2020, we recognized approximately RMB9.2 million and approximately RMB4.6 million in share-based compensation expenses associated with the RSUs. There were no unrecognized compensation expenses related to the RSUs as of December 31, 2020.

Concurrently with the foregoing RSUs granted to key management, we also granted an equity instrument with underlying shares of 76,305,460 ordinary shares to 58 Daojia Inc., an equity instrument with underlying shares of 754,735 Series A Preferred Shares to Zhuhai Hengqin Ruilin Huaxin Investment Partnership (“Ruilin Huaxin”) and an equity instrument with underlying shares of 754 Series A Preferred Shares to Trumpway Limited. According to the terms of the equity instruments, 58 Daojia Inc., Ruilin Huaxin and Trumpway Limited can only receive the underlying shares when the same vesting condition to key management’s RSU is achieved. The equity instrument granted to 58 Daojia Inc. is a contingent forward contract qualifying for equity classification according to ASC 815. Such instrument issued was not in exchange for any services. Our company recognized the issuance of such instrument as a deemed dividend to 58 Daojia Inc. The RSUs granted to Ruilin Huaxin is an embedded instrument which was measured at fair value, with changes in fair value recorded in other income/(expenses).

No underlying shares of RSUs were issued for the years ended December 31, 2019 and 2020.

Holding Company Structure

Our company, 58 Daojia Limited, is a holding company with no material operations of its own. We conduct our operations primarily through our VIEs, namely Youxiang VIE, Daojia VIE and Haodaojia VIE, and their respective subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and fees paid by our VIEs to our wholly-owned PRC subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Under PRC laws, each of our wholly-owned PRC subsidiaries, our VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and reporting, approval or filing requirements. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and VIEs when needed. Notwithstanding the forgoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our VIEs either through loans from our PRC subsidiaries or direct loans to such VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIEs’ share capital.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 “Summary of Significant Accounting Policies—(af) Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and prepared by iResearch, an independent research firm, regarding our industry and our market position in China. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Massive and Fast Growing Home Services Market in China

Overview

China has a massive and fast growing home services market. Out of a total population of approximately 494 million households in 2020, approximately 39 million households used outsourced home services in 2020, according to iResearch. As a result of rising household disposable income and urbanization, China’s home services market has experienced significant growth over the past five years. According to iResearch, the total household expenditure on home services in China increased from RMB570.3 billion in 2016 to RMB909.0 billion in 2020, representing a compound annual growth rate, or CAGR, of 12.4%, and is expected to further grow at a CAGR of 18.5% to RMB2.1 trillion in 2025.

Source: iResearch

(1)

Represents the total amount of household expenditure on nanny services and infant nanny services, maternity nurse services, at-home elderly care, housekeeping, home maintenance and other home services.

Key segments of China’s home services market

The evolving consumer demand accelerates service diversification and specialization. China’s home services market mainly comprises the following key segments in terms of household expenditure.

Source: iResearch

(1)	Consists primarily of live-out nanny services and hourly services under a long-term contract.
(2)	Consists primarily of maternity nurse and infant nanny services for infants between 0-3 years old.
(3)	Consists primarily of cleaning, private personal chef and other on-demand hourly home services.

Nanny services. Nanny services usually cover a variety of household tasks including daily house cleaning, laundry and cooking. The contract term for nanny services usually ranges from six to 12 months and salaries are generally paid to service providers on a monthly basis. China’s nanny services market represents the largest segment in the home services market and is underpinned by a continuing trend of increased consumers’ spending power and demand for better quality services. As time available for performing household chores continues to decrease, Chinese families are gradually changing their mindset towards using service providers to better utilize their spare time. According to iResearch, China’s nanny services market is expected to reach RMB1,240.4 billion in 2025, accounting for 58.4% of estimated total home services market.

Maternity nurse and infant nanny services. Maternity nurse and infant nanny services emerge as a result of expectant or new parents’ rising demand for specialized care for themselves and their newborns. A maternity nurse cares for the mother and the newborn before and after childbirth. Typical tasks include mother’s after-birth recovery assistance, meal preparation and infant care. The contract term for maternity nurse services usually ranges from 14 to 42 days and payment is generally made upfront in a lump sum. To care for a baby from one month to three years old, a family may hire an infant nanny to help the new parents with daily care and early education. The contract term for infant nanny services usually ranges from six to 12 months and payment is generally made on a monthly basis. China’s transition from the one-child policy to the two-child policy has stimulated the demand for maternity and new infant care services. An increasing number of expectant and new parents need experienced maternity nurses and infant nannies specialized in childcare, while service providers with such skill set are in short supply.

At-home elderly care. At-home elderly care covers all aspects of specialized care designed to meet the needs of the elderly or disabled population, including but not limited to living and nursing care at home. This usually is a long-term service and paid on a monthly basis. In recent years, the at-home elderly care services segment has witnessed the fastest growth among all home services segments in China. Due to the shift in family structure and the aging population, care burden is elevating for Chinese families. Also, Chinese culture favors elderly care at home, instead of in nursing homes, which further increases the demand for at-home elderly care services. China’s at-home elderly care services segment is expected to continue to outpace the industry growth in the next five years at a CAGR of 22.1% from 2020 to 2025, according to iResearch.

Housekeeping. Housekeeping encompasses various types of regular on-demand home services, including room and furniture cleaning, personal chef, and other on-demand home services charged on a per order or hourly basis. Each housekeeping order usually requires two to four hours to complete. The housekeeping service market is also driven by Chinese consumers’ demand and increasing willingness to outsource housework to service providers. According to iResearch, housekeeping is expected to grow at a CAGR of 21.0% from 2020 to 2025 and be the second largest segment in 2025, representing 13.9% of the total home services market in China.

Home maintenance and other services. Home maintenance and other services, such as home appliance maintenance services, are relatively less frequent services, which require high density of demand and supply to develop economies of scale. For this reason, traditional home services agencies rarely offer these services. However, technology advancement allows online platforms to solve the low-frequency problem by consolidating demand and resources and making such services easily accessible to consumers. Home maintenance and other services generally require two to four hours to complete and are charged on a per order basis.

Growth drivers of China’s home services market

China’s home services market has significant upside driven by a number of factors:

Growing economy and continued urbanization. The disposable income per capita of China’s urban residents increased from RMB33,616 in 2016 to RMB43,834 in 2020, and is expected to further increase to RMB58,387 in 2025. Meanwhile, the urban population as a percentage of the total population in China rose from 57.3% in 2016 to 60.6% in 2019, and is expected to further increase to 67.1% in 2025. Increasing disposable income and continued urbanization in China drive higher willingness to pay for convenient and time-saving services, which leads to more consumption of these services.

Long working hours. Among major countries in the world, China has the longest working hours of 46.5 hours per week in 2019, as compared to 34.1 hours per week in the United States. According to iResearch, the time available for a Chinese family to do household chores is less than one and half hours per day in 2018.

Low service penetration compared to developed countries and regions. Similar to Singapore, Chinese families have strong demand for outsourced home services, in particular, maternity nurse and nanny services. This demand has been further driven by the rising disposable income. However, the penetration rate of home services, representing the percentage of households outsourcing their home services relative to the total number of households in China, is still lower than that in Singapore.

Source: iResearch

Demographic transition: Like many industrialized countries, China is undergoing a series of changes which generate increasing demand for home services:

•

Shift in family structure. Traditionally, Chinese couples tended to live with parents, who help clean the house and take care of children. However, the Chinese family size is shrinking as evidenced by a decrease in the average number of people per household from 3.43 in 2004 to 2.62 in 2020, according to iResearch. This trend may result in greater needs for home services.

•

Abolishment of the one-child policy. China abolished its one-child policy and adopted the two-child policy in 2016, allowing each couple to have two children. In 2019, more than 8.3 million babies were born as the second child in their families. More and more working couples have to take care of two children and four elderly parents, which boosted the demand for nanny services.

•

Aging population. In 2020, the elderly aged 65 years old and above accounted for 13.5% of the total Chinese population, and this percentage is expected to rise to 17.5% in 2025, according to iResearch. Among the elderly population in 2018, more than 180 million people suffered from chronic diseases and approximately 40 million people were disabled or partially disabled. In addition, the elderly in China and their families have increasing disposable income to afford better home services. The aging population is expected to generate significant demand for at-home elderly care services over the next 20 years.

Growing Market for Home Services Workforce Empowerment

The need for a quality workforce in China is rising on the backdrop of increased demand for daily home services. There is an abundant labor supply released from “old economy” industries, such as farming and manufacturing, as technology continues to advance.

•

Structural shift in workforce from agriculture to service. In 2019, the labor force of approximately 194 million in China worked in agriculture. As the efficiency and productivity in agriculture improve, a significant proportion of China’s agricultural labor force may enter the service sector. According to iResearch, China’s labor force in the service sector as a percentage of the total labor force increased from 30.4% in 2004 to 47.4% in 2019. In 2019, the labor force of approximately 367 million in China worked in the service sector, and this number is expected to increase to approximately 430 million by 2025, according to iResearch. These people have growing needs to seek stable income and to improve their skills.

•

Favorable government policies to promote labor migration. In recent years, the Chinese government has released a series of poverty alleviation policies and financial support measures to encourage the rural population to migrate and work in the service sector. These policies and measures include establishing reliable government-supported employment channels, strengthening training and development facilities and offering more employment opportunities for women in underdeveloped areas.

As the home services workforce grows, the industry calls for empowering solutions that help service providers work and live better. To capture significant market opportunities, home services agencies can benefit from an empowerment network that offers comprehensive services including trainings, accreditation, background check, health check, financial support and accommodation.

Many service providers, particularly recent rural migrants, are generally less educated and lack of professional skills. To satisfy consumers’ evolving needs for specialized services, they have a growing demand for training courses to enhance their skills, which help introduce them more job opportunities and boost their income. In addition, technology has increased the popularity of online virtual training. According to iResearch, the size of the home services workforce training market in China increased from RMB7.7 billion in 2016 to RMB23.7 billion in 2020, at a CAGR of 32.3%, and is expected to reach RMB88.5 billion by 2025.

Source: iResearch

Emerging Industry Collaboration Network and SaaS Market

China’s home services market is witnessing a rapidly growing inflow of industry participants including home services agencies, individual service providers, and companies offering value-added services. As of the end of 2020, there were approximately 630,000 home services agencies and 30 million service providers. In this highly fragmented market, a large number of agencies operate with low efficiency and are seeking solutions to standardize service processes and digitalize their operations in order to increase service quality, efficiency and income.

The emergence of SaaS technologies allows top industry participants to establish a large and effective home services collaboration network that integrates standardized operations, proprietary digital capabilities and years of industry know-how. With the wide application of SaaS systems and collaboration on brand licensing and lead sharing, there will be a more streamlined work allocation in user traffic acquisition, service provider recruitment and matching of demand and supply to empower the full value chain.

Compared with traditional third-party SaaS or software companies, the SaaS services offered by leading home services companies are distinguished by the following features:

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In-depth knowledge and home services capabilities accumulated through years of operations in the home services market, allowing for full coverage in functionalities and value-added services to improve standardization and efficiency and optimize the entire transaction process;

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Capabilities of consolidating user traffic and sharing resources on the value chain to empower a large number of industry participants with comprehensive solutions at scale, such as sourcing service providers, background check, insurance and training services;

•	More flexible SaaS modules catering to the specific demand of various customers operating housekeeping services, maternity nurse services and skill advancement training services; and

•

Powerful technology and data analytic capabilities driven by continual research and development investments, which can be leveraged to improve efficiency of the entire service process beyond order matching, such as intelligent scheduling, online contract signing, tracking time points of services, online payment and enhancing service quality.

Challenges in China’s Home Services Industry

Although China’s home services market has experienced significant growth over the past five years, it is facing many challenges for consumers, industry participants and service providers.

Challenges for consumers

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Concern of safety. As home services generally entail close contact between service providers and family members, safety is an important concern, in particular for young children and elderly. Consumers’ health and safety awareness has been further raised by the COVID-19 pandemic. Due to incomplete or inaccurate information in background and health check of service providers, consumers may not feel safe to engage them for services.

•

Transaction opacity. Transaction processes and pricing mechanisms for home services in China are not yet subject to well-established standards. Different home services agencies or platforms provide their own products and services without consistent standards. For example, there are no transparent pricing standards based on skills and qualifications.

•

Non-standardized and unprofessional services. The number of qualified service providers with sufficient skills is very limited. Due to the lack of widely-adopted service standards and training opportunities, it is difficult for service providers to advance their professional skills. As a result, it is challenging for consumers to find reliable services.

Challenges for service providers

•

Lack of training, qualification and career advancement. China has an ample supply of low-skilled labor force, many of whom are less educated women in their 40s and 50s or blue-collar workers who previously worked in the “old economy,” including agriculture and manufacturing sectors. A majority of the blue-collar workforce that come from rural areas or lower tier cities in search of better jobs are often not skilled enough to keep pace with the new-age service standards. Most of the home services agencies do not have adequate infrastructure to offer training programs and accreditation systems to meet their evolving needs in career advancement.

•

Lack of job opportunities. Due to the lack of industry-wide service standards and skill level assessment, service providers rely heavily on offline agents or acquaintance referrals to seek job opportunities, resulting in low matching efficiency and long vacancy. Their capacity is not fully utilized and their income is not guaranteed.

•

Insufficient protection and concern over well-being. As the number of service providers grows, there is an increasing demand for an infrastructure to provide protection for, and improve well-being of, service providers. Most service providers do not have proper insurance to protect their rights when disputes arise during the service period. Furthermore, many of them do not have stable accommodations. These have resulted in a low retention rate of service providers.

Challenges for industry participants

•

Lack of brand awareness. China’s home services market is highly fragmented with approximately 630,000 home services agencies in 2020, according to iResearch. Most of these companies are small-sized regional players without brand recognition or trustworthiness at a national level. In spite of limited resources, these companies tend to operate on a stand-alone basis, instead of strategically collaborating with others for matching efficiency and service quality improvement, such as price negotiation, lead sharing, brand licensing, customer and service provider management, background check, insurance and credit support.

•

Lack of recruitment capabilities. Due to the lack of adequate resources or recruiting networks, many home services agencies only focus on one area or a limited number of communities. As a result, they generally have difficulty in finding service providers who possess the specific skills, experience and qualifications to deliver satisfying services.

•

Lack of research and development and digitalized system. Many home services agencies are not technologically savvy and do not have sufficient resources to develop their proprietary centralized system to connect with other platforms and share information such as background and health check records. Nor can they integrate all key work processes, from lead generation to order dispatching, virtual interviews, contract signing, online payment, pricing assistance, customer service and post-service feedback, as well as standardized recruitment process, digitalized onboarding and management process for service providers. Due to the lack of data capabilities, the work flows of the vast number of “mom-and-pop” shops are largely managed manually and by phone calls, which makes it difficult to improve the overall efficiency and deliver high-quality services to both consumers and service providers.

•

Lack of service standardization. While home service offerings across categories continue to expand, there is no uniform industry-wide standard that covers pricing, transaction process and service procedure, especially for relatively more personalized at-home services with long-term contract periods. As a result, it is practically difficult to evaluate the service quality across firms and the promotion of the reliability, consistency, trust and service efficiency for industry participants is hindered.

Recent Developments in China’s Home Services Industry

The following are the recent trends in China’s home services market:

COVID-19 leading to rising consumer demand for standardized and quality home services

The COVID-19 pandemic caused a disruptive impact on the overall services industry. In particular, people started to spend more time at home and have a greater awareness of health and well-being. Some new norms developed during the lock-down period, such as wide-scale digital adoption, are expected to survive the pandemic. In addition, consumers are more conscious of the quality of the services they purchase, which tends to benefit large platforms with strong brand equity, online integration, wealth of qualified service providers and standardized service quality.

Standardization and digitization of transaction process and operation

An emerging trend in the home services industry is to establish uniform standards that cover pricing, transactions, and services, which are expected to streamline operations in the entire industry. Furthermore, digitalization enables new solutions in the home services market. Companies utilize technology tools and data analytics to plan, manage, monitor and coordinate every step of the transaction process, aiming to optimize user experience and increase operational efficiency. In addition, the COVID-19 pandemic has catalyzed the online penetration and digitalization of the home services industry, which has cultivated new demand for transaction guarantee, health and wellness monitoring, trainings and other value-added services.

Service standardization and empowerment support for service providers

In parallel with increasing consumer focus on service quality, service providers are also in need of standardization in skill development and service process to deliver consistently high-quality services and build trust with their customers. As such, the career empowerment sector for service providers continues to develop and improve the service standards of service providers with a variety of empowerment support, including:

•	Career development related services including career planning, skill development, assessment, accreditation and online education;

•	Pre-service onboarding related services including health checks and background checks;

•	Standardized service process by setting detailed standards on each step of the core service process; and

•	Career and well-being support including credit support, insurance and accommodation.

Collaboration between industry participants

Data sharing and horizontal collaboration are particularly important due to the large numbers of diverse players in the home services industry and the geographic fragmentation of consumers and service providers. Hence, industry collaboration is expected to create a win-win situation for all industry participants. Specifically, technology-based platforms can consolidate standardized operations with an integrated SaaS system, and offer cloud-based smart solutions to improve service quality and efficiency of other companies. They can also integrate the existing fragmented consumer and service provider networks to promote information sharing. For example, leading companies with established brand awareness can utilize brand licensing to enable small mom-and-pop shops to acquire customers more effectively and expand customer reach in regions they have limited presence.

Favorable government policies further facilitate industry consolidation

The Chinese government is actively supporting the development of the home services industry and has rolled out more than eight important measures to promote the growth of the industry since 2012. In 2019, the government promulgated a new set of policies, known as the Opinions on Promoting the Quality and Growth of the Home Services Industry, which supports establishing a comprehensive home services training system and enhancing credit support and protection for service providers. These policies are expected to benefit the development of professional, large-scale and branded enterprises and favor the consolidation of the home services industry.

Competitive Landscape and Industry Ranking

China’s home services market is highly fragmented. According to iResearch, there were approximately 630,000 home services agencies, and approximately 30 million individual service providers in 2020. According to iResearch, the top five companies engaged in home services in China accounted for only approximately 1.4% of the total market size in terms of gross transaction volume in 2020.

Key success factors

The success of companies operating in China’s home services market depends on the following key factors:

Ability to provide benefits to consumers

•

Scalability. Leverage deep insights into consumer preference to offer diversified service offerings with access to a greater pool of service providers, thereby capturing multiple use cases and daily needs of consumers in the full family lifetime cycle.

•

Brand equity. Customer loyalty built on a positive conceptualization of brand equity that represents trustworthiness, professionalism and value for money, which is critical for a company to enhance retention and repeat purchases.

•

Service quality. Provide consumers with efficient online services, including request submission, virtual interview, transparent pricing, automated matching, contract signing, payment, customer service and post-service feedback.

Ability to provide benefits to service providers

•	Standardized onboarding process. Streamline recruitment and onboarding processes for service providers including background check and health check with well-managed information system.

•

Enhanced capacity utilization. Enhance service providers’ capacity utilization rate and increasing their income level by offering access to a wide range of consumers beyond their immediate physical vicinities.

•

Service empowerment. Have dedicated teams in place to recruit, train and certify service providers and offering them a visible career advancement path, and utilizing standard workflow protocols to guide service providers which helps ensure consistent quality service offerings.

•	Well-being support. Offer value-added services to address service providers’ evolving needs such as accommodation, finance and insurance to make them live and work better.

Ability to provide benefits to industry participants

•	Standardized service. Establish a uniform standard that covers pricing, transaction process, service procedure and quality.

•	Digitalized operations. Leverage real-time data aggregation and intelligent order distribution algorithm to improve matching efficiency for both consumers and service providers.

•

Collaboration. Facilitate the establishment of an industry-wide collaboration network that facilitates lead sharing, brand licensing, customer and service provider management, background check, insurance and credit support.

Hence, market leading players with the most relevant industry knowledge, comprehensive home services solutions as well as powerful technology infrastructure are well-positioned to address the inherent pain points of the home services market and tackle the inherent challenges. They offer strong value propositions to consumers, industry participants and service providers and are expected to further consolidate the market in the long run. In addition, such companies also provide value-added services including SaaS systems, trainings, health and background check services to under-scale companies and third-party service providers, creating a virtuous cycle on the path towards sustainable growth.

Industry ranking

Swan Daojia is the clear leader in China’s home services market and achieved significant greater gross transaction volume than any of its competitors in 2020, according to iResearch. Swan Daojia demonstrated strong execution capabilities and ranked No.1 in China’s home services industry with only seven years of operations whereas the players ranked No.2 to No.5 have more than 12 years of operations on average. The diagram below sets forth certain information of the top five home services companies in China in terms of gross transaction volume of home services in 2020.

Source: iResearch

(1)	Major services of a home services company refer to businesses that contribute to more than 5% of the total gross transaction volume.
(2)	Training services are excluded from other services if they are not commercialized yet.

Moreover, according to iResearch, Swan Daojia is the No.1 home services brand in China with the highest brand awareness, most comprehensive service offerings and the ability to further expand its products vertically. It has accumulated the largest consumer base and largest network of service providers on its platform. According to iResearch, there were approximately 51.9 million households in China with monthly pre-tax income per employed household member more than RMB8,000 in 2020, making home services affordable to these households. By the end of 2020, Swan Daojia had served over 4.1 million consumers, reaching a penetration rate of approximately 8.0% among these households. Among the 51.9 million households reaching the above-mentioned income level, approximately 17.5 million households were in the 29 cities where Swan Daojia provides its Swan home services, and Swan Daojia had served approximately 3.9 million consumers in these cities by the end of 2020, representing approximately 22.3% of such households. Swan Daojia is also a pioneer in standardization and digitalization, and a leading training provider in home services market.

BUSINESS

Our Mission

Our mission is to make every home a happier place and to help every service provider work better.

With our transformative solution, we cater to the evolving needs of consumers for quality home services at different stages of their lives, and help service providers find sustainable career opportunities. We are committed to providing an open and expanding platform with a transactions-enabling infrastructure to serve all industry participants in the vast China home services market.

Overview

Who we are

We are the largest home services platform in China in terms of gross transaction volume in 2020, according to iResearch. We aspire to empower China’s home services industry with data and technology, enhance industry efficiency, bring superior experience to millions of families, and improve the lives and work of more than 30 million service providers nationwide.

We own and operate Swan Daojia, China’s most recognized and trusted brand in home services according to iResearch. Daojia (到家) means “to home” in Chinese. The idea of home is central to the values and solutions that we offer on our platform, spanning multiple service categories, from maternity nurse, nanny, housekeeping services, to training services and SaaS-based solutions. Since our inception, we have served the largest number of consumers and operated the largest service provider network in China, according to iResearch. As of December 31, 2020, we had over 4.1 million transacting consumers and more than 1.4 million registered and verified service providers on our platform.

Leveraging the operational know-how accumulated through seven years of operations, we are well positioned to empower service providers. We provide an integrated technology solution to service providers to address their needs ranging from systematic training and screening to career advancement. As of December 31, 2020, we had an aggregate of over one million service providers’ enrollments in our training courses.

Since 2017, we have also expanded our platform to allow other industry participants, such as home services agencies, to join Swan Collaboration Network, or “SCN,” our industry-first comprehensive home services collaboration network. Aiming to reshape the traditional home services market, we offer a comprehensive suite of SaaS-based solutions to these industry participants and bring them transparency, efficiency and collaboration. As of December 31, 2020, 111 home services agencies across 86 cities in China joined our SCN.

Challenges facing our industry

Despite the significant growth in the past, consumers, service providers and other industry participants in China’s home services market continue to face many challenges.

For consumers, the lack of a systematic approach to verify the authenticity of background information of service providers leads to a safety concern. Health awareness of consumers is further elevated by the COVID-19 pandemic. Price opacity and quality inconsistency are also key challenges for consumers when they are trying to find a service provider.

For service providers, they face a lack of job opportunities, insufficient protections, concerns over well-being, as well as shortages of career advancement.

For other industry participants, there is a lack of collaboration, established technology infrastructure, and industry-wide service standards. With approximately 630,000 home services agencies in 2020, China’s home services market is highly fragmented, and these agencies generally have limited brand recognition, service resources, technology capabilities and operating efficiency.

Our solutions

We founded Daojia to address the key challenges facing China’s home services market through digitalization, standardization and collaboration. We have built a platform that connects millions of consumers, service providers and industry participants, with the largest geographic footprint in China’s home services market, according to iResearch.

The diagram below illustrates the composition and structure of our platform:

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Swan home services. We are committed to serving consumers’ lifetime needs for home services. We are a one-stop platform that gives consumers real-time access to a comprehensive range of home services and a large and screened pool of service providers. Our services range from extended household staffing services, including maternity nurse and nanny services, to high-frequency on-demand dispatch services, such as housekeeping.

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Career empowerment to service providers. Recognizing the lack of skill and career development infrastructure for service providers in China, we offer service providers meticulously designed skill advancement training courses, industry-recognized accreditation system, and various well-being services to empower service providers and to increase their earnings and career mobility.

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Swan Collaboration Network. We are committed to promoting our technology-enabled and data-driven business model in China’s home services industry and are taking initiatives to build our SCN as the operating system underpinning the whole industry. We grant home services agencies access to SaaS-based tools and solutions to manage their operations and provide quality home services while maximizing efficiency.

Our innovative business model has allowed us to scale rapidly while maintaining quality, responsiveness and trustworthiness. Our total gross transaction volume increased by 49.4% from RMB6,151.6 million in 2018 to

RMB9,191.7 million in 2019, and our revenues grew by 53.3% from RMB398.7 million in 2018 to RMB611.1 million in 2019. In 2020, although our gross transaction volume decreased slightly by 4.0% to RMB8,828.2 million (US$1,353.0 million) due to the severe impact of the COVID-19 pandemic, our revenues increased by 16.4% to RMB711.1 million (US$109.0 million). Our gross profit increased by 208.2% from RMB51.7 million in 2018 to RMB159.4 million in 2019 and further increased by 74.5% to RMB278.1 million (US$42.6 million) in 2020. We had net loss of RMB591.2 million, RMB615.6 million and RMB614.7 million (US$94.2 million) in 2018, 2019 and 2020, respectively.

Our Strengths

Largest one-stop home services platform in China

We are the largest home services platform in China in terms of gross transaction volume in 2020, according to iResearch. We have the largest geographic footprint in China’s home services market and offer a comprehensive range of home services, from extended household staffing services, including maternity nurse and nanny services, to high-frequency on-demand dispatch services, such as housekeeping. Our services cover the major stages of life and we are continually expanding our service categories to meet consumers’ ever-evolving demands. We have served the largest number of consumers among home services agencies in China, according to iResearch, with over 4.1 million transacting consumers on our platform since our inception. Our efficient, transparent, automated transaction processes offer a user-friendly and convenient experience for consumers.

We had the largest home service provider network in China, according to iResearch, with more than 1.4 million registered and verified service providers on our Swan Daojia platform as of December 31, 2020. We are the first in our industry to start building a comprehensive collaboration network among industry participants to serve as the infrastructure underpinning the whole industry. As of December 31, 2020, 111 home services agencies across 86 cities in China joined our SCN.

Our market leadership, extensive experience and the unparalleled scale of our consumer and service provider network have enabled us to transform and digitalize the home services industry with SaaS-based solutions. We have substantially moved the home services engagement process online and achieved the highest level of digitalization in China’s home services industry, accordingly to iResearch. This allows us to operate with significant economies of scale and rapidly expand the breadth of our service offerings.

A pioneer in transforming and digitalizing the home services industry

We are a pioneer in digitalizing the home services industry. The know-how we have accumulated in the past seven years has allowed us to transform the industry and reinvent service provider empowerment through digitalization, standardization and upgrade of service offerings. Our key differentiation lies in our technology and digitalization capabilities, which not only empower our own operations but also allow us to share our infrastructure and solutions with other industry participants in our SCN.

Process standardization. We have transformed industry practice for every step of a home services transaction, from demand matching and dispatching, virtual interview, contract signing, service monitoring, to after-sales services support. Our SaaS-based platform and infrastructure cover the entire value chain and allow us to provide critical services to enable transactions.

Product development. Our SaaS-solutions leverages on our strong research and development and data analytics capabilities, which enable us to reconstruct the behaviors of consumers, service providers, service consultants and other industry participants into standardized and measurable items.

We have established a closed-loop, fully digitalized management system, which improves the transparency of each process of a home services transaction. This system can trace all of a service provider’s activities relating to providing home services through our platform, ensure that a service provider takes the required health checkups and pre-job training in person, procure insurance coverage for consumers and service providers on an automated basis, and settle salaries payments on schedule. Our standardized, efficient and transparent service processes lead to superior and care-free experience of consumers, which enhances our customer stickiness. This management system has also enabled us to continually improve our operational efficiency.

Nationally recognized and highly trusted brand

We are proud of our brand and strive to continually enhance our trusted brand image by providing reliable services to both consumers and service providers and facilitating effective matching between them. Our Swan Daojia (天鹅到家) brand has been one of the most successful and recognized brands in China’s home services sector. According to iResearch, the cumulative number of downloads of our mobile applications reached approximately 45.7 million as of December 31, 2020, significantly higher than those of our competitors. Our brand speaks for itself and drives strong word-of-mouth referrals. According to a survey conducted by iResearch in March 2021 among consumers and service providers, we have the highest trustworthiness among home services platforms and got the highest net promoter score, a metric for measuring customer satisfaction and loyalty, among our peers.

Proprietary and innovative technology propelling operational excellence

We are a leader in developing and employing technologies such as AI-powered customer service, real-time demand prediction and matching algorithms, according to iResearch. Our proprietary demand prediction and dispatching algorithms are built through machine learning and automatically identifies and matches the service providers who are geographically closest to the consumers, saving them significant commute time. Our demand prediction engine can analyze demand trends where we have low penetration to identify potential consumers with unmet demand and notify service providers of the areas with high demand on a real-time basis. These analyses allow us to manage supply and demand in a city more efficiently and improve consumer experience.

Our platform has gathered a vast amount of data from the transactions of consumers and service providers. These data, including details of historical transactions, reviews, track records and pricing, have allowed us to continually refine the matching algorithms. Our precision pricing tool can suggest service prices based on consumers’ demand, market supply and service providers’ skill accreditation to save the time spent in negotiations. Leveraging the collection and analysis of multidimensional data, our matching algorithm is able to make accurate and customized recommendations of service providers to consumers and to notify service providers of suitable job opportunities. The matching algorithm has reduced involvement of our service consultants and gives us a substantial advantage over competitors that have less experience or data resources.

Our technology and data analytic capabilities have also allowed us to achieve significant operational excellence compared with traditional home services agencies. Functions like virtual interview, online accreditation, and automated procurement of insurance coverage have not only delivered a better user experience to consumers and services providers but also greatly improved our operational efficiency.

High scalability and powerful network effects

We strive to satisfy consumers’ diversified and evolving home services needs through our large service provider network. Our strong and growing value propositions to consumers and service providers create a virtuous cycle for each side, encouraging them to stay on our platform.

We help service providers improve service quality with our integrated training solutions. We have established well-recognized service quality standards to enhance our value propositions to consumers. Satisfied consumers are more likely to repeat and increase their purchases on our platform, and promote our brands to other customers, which in turn creates further demand. More demand means more job opportunities for service providers and a better match rate and shorter match time, which enable them to generate more income.

We have also initiated an incentive mechanism to enhance the loyalty of service providers to our platform. We incentivize service providers to seek further training and expand their skillsets. This in turn creates more experienced and quality supply to meet increasing and more personalized demands of consumers across more categories, which also improves match rate and shortens match time.

In addition, we have built a comprehensive technology infrastructure to allow our consumers to reach service providers timely and effectively, which further solidifies our competitive edge.

As a result, our platform is highly scalable and enjoys strong network effects. Such network effects are further reinforced by our powerful offline operating capabilities and SCN, which allow us to replicate our business model in new regional markets, diversify our service offerings, and further strengthen our market leadership.

Deep roster of seasoned management team members

We benefit from a management team of seasoned professionals with extensive experience in internet and home services sectors, as well as a company culture that embraces versatility. The majority of our senior management team has been with us since our inception, each with experience in different business verticals and functions, and together providing the vision, stability and expertise that drive the success of our business.

Our founder, chairman and chief executive officer, Mr. Xiaohua Chen, has over 16 years of experience in the internet sector and has been instrumental in pioneering our business model in the home services industry. Prior to founding our company, he held management roles at 58.com, including vice president and chief strategy officer, in charge of products, investment and strategy. Our chief financial officer, Ms. Jing An, has held senior corporate finance and management positions in technology and startup companies for more than 18 years.

Our Strategies

We intend to focus on the following key strategies to solidify our leadership position in the home services market and achieve our goal of becoming the go-to platform for all home services.

Expand service offerings and geographical coverage

We believe we are still at an early stage of covering our addressable market. We plan to increase the penetration rate in cities we currently serve and expand our business operations into more cities. We also intend to increase our market share through organic horizontal expansion into more service offerings, such as elderly care services. We have established an integrated offline-to-online approach for scalable growth and efficient expansion, which allows us to acquire customers via offline stores and serve them with our digitalized and centralized system for matching, contract signing and after-sales services.

Grow our service provider solutions

As we grow our business, we will continue to enhance and monetize our suite of service provider solutions by shifting them from a supporting function to a structured business, and from internal support to external empowerment. In particular, we have adapted our disciplined training system into an industry-wide service for service providers and home services agencies. We also plan to further enhance other career advancement services, such as accreditation, background checks, health checks, insurance, finance and accommodations. Ultimately, we strive to build a comprehensive ecosystem around blue-collar service providers.

Further expand our SCN

We plan to continue to attract more home services agencies to our platform and foster the bonding, engagement and collaboration among participants in China’s home services market. We will further improve the resource sharing and refine role-specific collaborative protocols on our platform to drive up transactions among industry participants. We also plan to deepen the integration of our home services infrastructure with the industry value chain and extend our digitalized service capabilities to empower traditional home services agencies. We believe that a deeper penetration of our platform, active involvement of industry participants, and seamless collaboration among them will enhance network effects and efficiency of SCN and its value propositions to the entire industry.

Accelerate technology innovation

We plan to continue to innovate and iterate our products and services through development and use of technology. Specifically, we plan to enhance our AI-enabled applications, including user services robots, as well as data analytic capabilities to better understand and satisfy consumers’ needs.

Further promote our brand recognition

A trusted brand is at the center of our business. We have successfully established a strong reputation as a trusted home services platform. We will continue to enhance the value of our brand and services through word-of-mouth promotion among consumers and service providers by delivering our strong value propositions to them. We also plan to improve the brand awareness through mass and targeted marketing campaigns.

Selectively pursue strategic alliances, investments and acquisitions

To complement our organic growth strategy, we may in the future selectively pursue strategic alliances, investments and acquisitions in the home services and adjacent markets, with a focus on enhancing the user experience and expanding service offerings. We currently do not have any specific acquisition plans.

Our Service Offerings

Swan home services

We offer Swan home services with a goal to provide quality home services at scale, while facilitating consumers’ discovery of the most suitable services and service providers.

Our value propositions

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Choice. We are a one-stop platform that gives consumers immediate access to a comprehensive range of home services and a large and screened pool of service providers encompassing a broad range of profiles, skillsets, and affinities.

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Effectiveness and efficiency. We have efficient, effective and convenient discovery and matching processes. Through our platform, consumers have access to detailed and real-time data on the service providers. Our on-demand dispatch services operate on a fully automated system that is able to match consumers with the most suitable service provider within seconds.

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Trust. Consumers come to us because we have a reliable supply of service providers. We have gained the trust of consumers by providing them with detailed profiles, ratings and reviews of service providers on our platform.

•	Pricing. Our pricing is highly transparent and is primarily driven by market supply and demand, as well as the experience and skills of the service providers.

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Safety. Our digitalized business operations make all the service providers on our platform traceable and verifiable. We safeguard both consumers and service providers with comprehensive insurance coverage during the period of home services.

•	Brand. Leveraging the operational know-how accumulated through seven years of operations, we have built a highly trusted brand image.

What we offer

As the largest home services platform in China, we are committed to serving consumers’ lifetime needs for home services. Our services range from extended household staffing services, including maternity nurse and nanny services, to high-frequency on-demand dispatch services, such as housekeeping.

The quality of service providers plays a key role in satisfying consumers’ demand for home services. We are among the first companies in China’s home services industry to develop and apply standard onboarding processes to screen and prepare service providers before starting home services. Our digitalized and automated system allows us to verify a service provider’s identity within seconds, ensure a service provider to take the required health checkup and pre-job training, and procure insurance coverage for consumers and service providers on an automated basis. These onboarding processes enable us to engage with capable and trustworthy service providers and, as a result, provide high quality home services to consumers.

The table below summarizes the key aspects of major types of home services we offer to consumers on our platform.

	Household Staffing Services		Housekeeping Services
	Maternity Nurses	Nannies
Key services	• Care for new mothers and their newborns	• Care for infants and children • Care for elderly family members • Housework duties	• Daily general cleaning • Specialized cleaning • Personal chef service

	Household Staffing Services		Housekeeping Services
	Maternity Nurses	Nannies
Term of services	• Usually ranging from 26 to 42 days	• Initial service term of six months or 12 months	• Hours spent for each order or service task
Gross transaction volume per transaction in 2020(1)	RMB12,519	RMB45,733	RMB139
Take rate in 2020(2)	30.7%	9.6%	16.0%
Service fees per transaction in 2020(3)	RMB3,840	RMB4,384	RMB22

(1)	Calculated by dividing the total gross transaction volume by the number of home services transactions completed by us in 2020.
(2)	Calculated by dividing the service fees by the total gross transaction volume of home services transactions completed by us in 2020.
(3)	Calculated by dividing the service fees by the total number of home services transactions completed by us in 2020.

Household staffing services

Our household staffing services are designed to help families find quality maternity nurses and nannies. In 2018, 2019 and 2020, we facilitated 125,265, 190,288 and 192,977 transactions for household staffing services, respectively, which generated a total gross transaction volume of approximately RMB4,886.6 million, RMB7,531.9 million and RMB7,392.2 million, respectively.

In contrast to the traditional offline model that relies heavily on store location and personal connections, we offer consumers and service providers vast choices, interactive matching process and trustworthy service delivery based on our online platform.

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Job posting and candidate search. Our platform offers consumers a large supply of quality service providers. As of December 31, 2020, we had more than 1.4 million service providers registered and verified on our platform. Consumers can easily submit a service request online specifying their needs for home services, main work duties, expected service term and their budgets. Consumers can also search for service providers online anytime and anywhere. Service providers can review jobs that interest them and apply for jobs by sending their resumes to consumers on a real-time basis. When a service provider applies for a job, the consumer will receive a real-time alert.

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Matching and recommendation. When a consumer submits a service request or indicates interest in any service providers on our platform, our platform sorts service providers in our pool by applying innovative matching algorithms and compiles a list of candidates suitable for the consumer. Our service consultants at local service centers will further sort the candidates and make the first matching for consumers and service providers.

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Interviews and contract signing. Consumers can interview their desired candidates through our online video interview system or at our local service centers. When consumers and service providers agree on terms of the transaction, they can sign a service contract online.

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Service delivery. Our platform records the starting time and ending time of a home services contract, and keeps track of a service provider’s holiday schedules. Both consumers and service providers are covered by insurance policies for property damage and bodily injury which occur during the provision of home services. Such insurance policies are automatically procured based on the contract term and expire upon the end of services.

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Replacement of service providers. We help consumers replace service providers for an unlimited number of times. Our dedicated online service consultant team handles consumers’ requests and, based on intelligent recommendations, identifies suitable replacements. This enables our service consultants at service centers to focus on front-end sales and consumer engagement.

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After-sale services. We collect consumer’s feedback on a regular basis. We also assist consumers in insurance settlement and help consumers and service providers settle disputes relating to the provision of home services.

Our standard and technology-enabled services have enabled us to enhance consumer experience and maintain our competitive edge in serving consumers. In a survey conducted by iResearch in March 2021, we were the most trustworthy company among all the home services platforms in China.

On-demand dispatch services

We adopt a service-as-a-product model to provide consumers with housekeeping services. Our housekeeping services include, among others, daily general cleaning, specialized cleaning and household appliance cleaning and servicing. In 2018, 2019 and 2020, approximately 5.2 million, 6.1 million and 3.9 million housekeeping services orders were completed, which generated a gross transaction volume of approximately RMB561.3 million, RMB729.5 million and RMB552.0 million (US$84.6 million), respectively.

Our platform enables these services to be purchased and delivered with predictable pricing, easy searches and easy payment. We set the standard hourly rates for daily general cleaning services and provide the estimated number of hours needed based on apartment size. Service prices for specialized cleaning services are generally charged based on each task or service package. We will continually broaden our service offerings to provide more types of services.

Consumers can place an order for housekeeping services directly through our platform. Our proprietary matching algorithms will match such service requests with service providers based on several factors, including the type of services, locations, commute time, appointment time, as well as the availability of service providers around the required locations. Alternatively, a service provider can bid for an order based on his or her location and availability. Service providers who are matched and dispatched by our platform will contact the consumers and perform services at the consumers’ home at the scheduled time. To encourage repeat use by consumers, we provide consumers with options to place an order for multiple times of services over a week or a month and consumers can appoint their preferred service providers for such orders.

Our high matching efficiency has improved individual service provider’s utilization rate. With the strong execution and quality service that we provide, we have achieved a high consumer retention rate, which enables us to enjoy significant visibility and stability in our business. We believe our huge consumer base and their tendency to make repeat orders provide us with a large growth opportunity.

Career empowerment to service providers

We leverage in-depth experience in China’s home services industry and big-data analytics capabilities to obtain valuable consumer insights. Home services require a lot of skills and knowledge, such as cooking, cleaning, child education and healthcare. Though the demand for quality home services continually grows, there are few measures to make service providers feel empowered, secure and excited about their career advancement.

Our value propositions

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Skill development. We are committed to providing comprehensive training courses to equip new service providers with basic skills required to get quality home services jobs, as well as to assist experienced service providers to further enhance their skills.

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Job opportunity. We are the largest nationwide and a trusted home services platform offering a great variety of job opportunities to service providers. We strive to enable service providers to keep upskilling and earn income commensurate with their services.

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Safety and security. We offer multifaceted service provider protection that safeguards their personal safety and protect their legitimate interests so they can concentrate more on their services. For example, we maintain damage insurance for all of our service providers, and we ensure service providers get paid by consumers for the work they do through our online payment and salary disbursement system.

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Long-term career and better life. We are committed to making home services a profession to gain and share knowledge, empowering service providers to learn from others and live a better life. We invest our resources to promote a service provider-friendly environment to make them feel cared, valued and appreciated.

What we offer

Recognizing the lack of skill and career development infrastructure for service providers in China, we offer various services with a view to increasing their earnings and career mobility. Our career empowerment services include (i) meticulously designed skill advancement training courses, (ii) industry-recognized skills accreditation system, and (iii) well-being services to empower service providers for a long-term, rewarding career in the home services industry.

Skill advancement training

To address the lack of quality standards for the home services industry in China, we have established a comprehensive step-by-step training system that caters to service providers’ upskilling needs and has been widely recognized by the industry. We believe our training has enabled more and more service providers to find employment opportunities.

We started, since the inception of our business, to provide free training to service providers who joined our platform. Since March 2019, we have been offering paid training courses to all service providers in the home services industry. We offer training courses in 28 cities, including Beijing, Chongqing, Guangzhou and Shenzhen, as well as provincial capitals and other economically developed cities, both online and offline. In 2019 and 2020, we had 288,773 and 298,299 service providers’ enrollments in our training courses, respectively, of which 21,728 and 119,273 were enrollments in our paid training courses, respectively.

Our training services have developed rapidly and are widely accepted by service providers based on the following features:

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Recruitment. We promote our training services to service providers as an inseparable part of our processes for recruiting service providers and creating job opportunities for service providers. As of December 31, 2020, approximately 59% of paid training courses were completed by service providers who are already registered on our platform based on our deep understanding of their unique profile and needs.

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Highly-practical curricula. Our training courses are meticulously designed with a goal to improve consumers’ satisfaction with home services. Our core curriculum courses cover four key areas, namely nanny services, mother and baby care, early childhood care and education, as well as housekeeping. These courses are designed to give service providers the skills, knowledge and abilities that are commonly required or otherwise helpful for home services jobs. Leveraging our extensive experience and immense consumer data and insights, we designed elective courses to cover more specialized skills in home services, such as pediatric massage, elderly care, childbirth recovery and household appliance cleaning. The contents have reflected service providers’ practices in real life and feedbacks from consumers.

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Job opportunities. For each service provider who has completed our training courses, we help promote right opportunities and arrange job interviews. We believe our comprehensive training courses have enabled service providers to achieve greater job opportunities and earn higher income, which in turn has retained and attracted service providers to us, forming a virtuous cycle.

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Interactive class setting. Our training courses are mainly offered online in the form of live streaming classes. Our classes leverage the most experienced and professional trainers at our headquarters among training centers in different cities.

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Tests and certification. For our core curriculum courses and elective courses, we design in-class tests and final exams to ensure that the service providers have mastered the skills at the targeted level. Our in-class tests and final exams consist of written and practical components which are designed based on the National Vocational Skill Standards formulated by the PRC government agencies. Service providers who complete our courses and pass the required tests and exams will receive our Swan Daojia certificate.

Through our online course review and test system, we can effectively trace service providers’ attendance of training courses and evaluate their mastering of skills, which have created better learning results for service providers. In a survey conducted by iResearch, 97.4% of responding service providers who attended our paid training courses said they had improvements of skills.

Skill accreditation

To tackle the lack of service standards in our industry, we have developed our proprietary “Swan Accreditation” system that certifies and rates service providers based on their qualifications and skills. Our Swan Accreditation system sets forth testing standards to differentiate the levels of skills based on industry practices and consumers’ demand. Currently we offer skills accreditation services to service providers without charging fees. Our accreditation services are carried out online, offering easy access and convenience for service providers.

The goal of accreditation is to ensure that service providers meet acceptable levels of quality. We provide accreditation at two levels: a general level and a specialized level. Service providers can obtain the general level accreditation through attending online courses on basic knowledge and code of conduct in our industry and passing our tests. The specialized accreditation is designed for maternity nurses to evaluate their experience and skills. Our tests consist of (i) knowledge test to be completed in our Ayi One-click app, (ii) online one-on-one test by answering questions raised by our examiners, and (iii) online simulation exercise rated by our examiners. All maternity nurses are required to complete a skill accreditation test before they can be matched with consumers. Based on their test results, maternity nurses will have their initial grades assigned in our five-star scale. They may further upgrade their star grade based on skill advancement training courses that they have taken, length of service experience, as well as consumer reviews. All of our online courses and tests require identity verification of the attendees.

To better help service providers with job opportunities, we have taken the initiative to generate, maintain and update a service provider’s profile by collecting data on our platform.

We believe our online accreditation system has helped service providers enhance their job performance and marketability in the home services industry. As their skill grades are linked to reference prices for their services, service providers are motivated to pursue continual skill advancement to achieve higher income.

Well-being services

We cooperate with operators of economy apartments in 22 cities as of December 31, 2020 to provide service providers with safe, clean temporary housing when they have such needs between jobs. Service providers can make appointments through our Swan Daojia WeChat mini program.

We create and maintain an interactive and vibrant social community for service providers. Our social community enables service providers to interact with each other by publishing posts, pictures and questions, as well as writing comments on others’ posts. We also organize networking activities for service providers on certain holidays.

Solutions to industry participants

We are a pioneer in promoting the infrastructure and standards in China’s home services industry. We have reinvented how service providers and consumers can be efficiently matched and how quality and standardized home services can be performed. Since 2017, we have made tremendous efforts to implement a series of digitalization and standardization on data collection and maintenance (including data for consumers, service providers and other home services agencies), transaction process and service quality and have developed our proprietary platform and systems to tackle the challenges facing our industry.

We are committed to promoting our technology-enabled and data-driven business model in China’s home services industry and are taking initiatives to build our SCN as the operating system underpinning the whole industry to redefine relationships among industry participants. We believe our SCN will foster a culture of transparency and collaboration, and enable each participant in the home services industry to maintain a sustainable growth.

Our value propositions

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Operational improvements. Our robust platform and proprietary SaaS-based tools help all industry participants be more efficient and effective. We help small-size agencies enhance their performance with lead referrals and consumer matching services with our SaaS-based tools. We also provide them with access to our pool of service providers and consumer leads and significantly broaden their business opportunities.

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Industry-wide cooperation. We actively promote and encourage collaboration among industry participants, each performing a clearly defined role with pre-allocated commissions, creating more opportunities for the industry participants to serve consumers and resulting in more stable income streams.

What we offer

Our innovative infrastructure has effectively enabled us to empower other industry participants, currently including home services agencies. These agencies usually have a limited business scale and operate their own stores to maintain a regional network of service providers. They match consumers with service providers in their network to provide primarily maternity nurse, nanny and housekeeping services and facilitate home services transactions in their local markets.

As of December 31, 2020, 111 home services agencies in 86 cities in China were using our platform to support their business operations. These agencies serve consumers in lower-tier cities, most of which are those where we currently do not provide our Swan home services. The service fees that the home services agencies in our SCN charge for their services are generally determined based on various factors, including consumers’ demand and service providers’ salary level in respective local markets. The service fee per transaction that they charge for maternity nurse and nanny services is on average lower than what we charge for our Swan home services and the service fee per transaction that they charge for housekeeping services is on average slightly higher than what we charge. We grant these home services agencies access to SaaS-based tools on our platform to capture sales leads, manage customer relationship, match consumers and service providers, sign contracts, complete background checks and health checks, track service providers’ availability and schedules, as well as provide customer services. By doing so, we offer them technology-enabled solutions to manage their operations. We charge industry participants platform fees based on a percentage of service fees from home services transactions or a fixed amount plus a percentage of the service fees received by such industry participants in each month.

Solutions for service provider management

Our service provider management system assists home services agencies to recruit service providers and maintain contact with them. We have also incorporated into this system standardized onboarding processes to enable home services agencies to conduct identity verification and background checks and arrange health checks for newly recruited service providers.

Solutions for transaction execution

Our online platform can execute all the key processes to facilitate consumers and service providers to enter into a transaction from allocating leads of consumers and services among agents, reminders for following up, to smart recommendation tools based on profiles of consumers and service providers enabling agents to match consumers and service providers more efficiently. Home services agencies can arrange consumers to interview service providers online and service contracts can be electronically executed on our platform. Home services agencies can use our pricing tool to suggest reasonable prices to both consumers and service providers, saving the time spent in negotiations. When service providers start their onsite services, our platform can record the starting and ending time of their services and track their schedule and availability.

Solutions for training services

Leveraging our skill advancement training courses, we offer other home services agencies access to our training curricula, course content and SaaS-based tools for online trainings. Home services agencies can use a wide range of our proprietary course contents, such as course outlines, teaching notes and presentations, videos and audios, standards for practices and test banks, for all of our training course offerings, which help them improve their training quality and also promote our home services standards within the whole industry.

Sales leads

We offer other home services agencies access to our sales leads of consumers and service providers which help them identify more sales opportunities to grow their business.

Brand licensing

Home services agencies on our platform can benefit from our brand image through certain brand licensing arrangements.

Modules and Technologies

We have been constantly innovating and building various modules to supplement our infrastructure that serves participants on our system, such as consumers, service providers and home services agencies. The foundation of our platform is our multi-faceted SaaS-based systems, advanced technologies and interactive user fronts.

SaaS-based systems

By combining our in-depth understanding of the industry and our strong technology capability, we have moved the full home services engagement process online. Our platform integrates each key process in operations of a home services business, including standardized recruitment process, digitalized onboarding process, customer engagement, sales management, service delivery tracking and customer services.

SaaS-based systems for household staffing services

We have organized our SaaS-based systems for household staffing services into four principal modules.

Consumer relationship management. The key capabilities of our consumer relationship management system include:

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Consumer acquisition. We have a data management platform that manages the gathering, storage, and organization of consumer data to enable targeted advertisements through multiple online and offline channels. We have a referral system where we provide a fee incentive for anyone who refers a consumer to transact on our platform.

•	Job posting. Our system provides user-friendly job posting templates to consumers that can be easily tailored to address service providers’ interests in home services jobs.

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Pricing for services. We have a proprietary pricing tool which is based on consumers’ demand, market supply and service providers’ skill accreditation. Our system can suggest prices reasonable to both consumers and service providers, saving the time spent in negotiations.

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Service provider recommendation or selection. Our intelligent recommendation engine can give consumers personalized suggestions on selection of service providers based on multiple data points such as their preferences, past transactions or situational context.

Service provider management. The key capabilities of our service provider management system include:

•	Service provider recruitment and retention. Our system integrates data management, referral and re-engagement functions to recruit and retain service providers.

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Service provider onboarding. Our platform is connected to government databases, online systems of health check centers and insurance companies to provide one-stop online services for identity verification, background checks, health check appointment and report analysis, as well as insurance procurement.

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Job seeking. Our systems allow service providers to view all job posts and search for positions using keywords or based on a number of criteria, including location, service type, and expected salary. Our intelligent recommendation engine can give service providers personalized suggestions on job selection.

Standardized transaction processes. The key capabilities of our standardized transaction processes include:

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Matching. Our system can allocate sales leads among service consultants based on their historical customer conversion rate and their capacity. In addition, our system can match consumers and service providers effectively through data-driven recommendation.

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Interviews. When a consumer and a service provider intend to enter into a home services transaction, the parties may conduct online interviews on our platform without going to physical service centers.

•	Contract signing. Our system can generate standard service contracts and facilitate contract execution online.

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Service tracking. Our platform can closely track service providers’ service delivery process. We utilize face recognition technology to verify the identity of a service provider when she starts services at the consumer’s home. Maternity nurses and nannies can manage their service schedules and the personal holiday requests through our mobile apps which enable home services agents and agencies to collect accurate information of service providers’ availability.

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Replacement. Our online service consultant team handles consumers’ requests for replacing service providers and, based on intelligent recommendations of our system, identifies suitable replacements. This enables the service consultants at our service centers to focus on front-end sales and consumer engagement while providing professional and efficient after-sale customer services.

After-sales management. The key capabilities of our after-sale management system include:

•	Online customer services. Our online service consultant team is responsible for providing customer services to consumers.

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Salary payment. Our platform records the start time and the end time of a service contract and tracks service providers’ holiday schedules. Based on aforementioned information, our platform can calculate the salaries payable to service providers accurately.

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Service evaluation. In order to provide quality services and enhance consumer loyalty, we have launched a customer feedback system which enables us to enhance consumer satisfaction. We collect consumer feedback through various channels, including our customer service hotline, follow-up phone calls, regular SMS satisfaction questionnaires and face-to-face communication with the staff at service centers. We have also applied AI customer service to provide convenient customer services while at the same time leveraging this technology to improve efficiency and reduce headcount constraints.

SaaS-based systems for on-demand dispatch services

Our on-demand dispatch services share the same modules of consumer relationship management, service provider management and after-sale services with our household staffing services. Key functionalities of our matching processes for on-demand dispatch services include real-time smart dispatch, online payment and service tracking.

Technologies

Our operational efficiency is inseparable from our technology advantages, which provide us with immense user behavior data and insights. We utilize an array of advanced proprietary technologies to deliver a better user experience.

Data system and data science

Our big data system collects, stores and processes a massive amount of multi-dimensional user data, which serve as the foundation of our data science technology. We have accumulated extensive data from home services and other related activities, including basic information of consumers and service providers, consumer demand and preference data, as well as data on service providers’ attributes. We have optimized our database structure to make it more suitable for AI and machine learning processes. Our data science technology serves various types of data-intensive computational needs, including deep learning, high-volume batch processing and multi-variable and multi-dimensional real-time analytics. The data mining and behavioral data science capabilities are used extensively in our numerous applications, including, among others, search and ranking, smart dispatch, personalized recommendation and demand prediction.

Intelligent recommendation engine

Our recommendation engine enables us to match the right service providers with the right consumer families. Synthesizing a wide variety of data from consumers and service providers, including data on user profiles, user behaviors and feedback, we have built our recommendation models through machine learning. We have designed models to depict the consumer behaviors and service demands, the service providers’ behaviors and profiles, as well as the features of certain services. These allow us to make accurate and customized recommendations of service providers to consumers and also to notify service providers of suitable job opportunities with reduced involvement of our service consultants at service centers, which has further enhanced the efficiency of the matching process.

Precision pricing

Our precision pricing technology can suggest the service price for a service provider based on various factors, including service provider’s skills and length of working experience, consumers’ reviews for service providers, type of service, as well as service providers supply in the local markets. Such suggested service prices are used by consumers and our service consultants as a reliable reference for price negotiations which effectively increase the matching efficiency.

Sales leads allocation

Our sales leads allocation technology is based on a data-driven model. It enables us to replace traditional manual assignment of sales leads to service consultants, increasing the efficiency of customer conversion.

Smart dispatch

Our proprietary matching and dispatching technology divides urban areas into blocks based on several demographic and geographic metrics, such as population density, and road and traffic condition. All service orders are matched with and dispatched to the closest service provider based on our algorithm, to maximize both consumers’ and service providers’ satisfaction. Our matching system also supports order bidding. When no service providers are available in the original block, orders can be sent to service providers outside the block for bidding. Since consumer demand is unevenly distributed geographically and dynamic across time, there may be insufficient service providers to respond in some specific blocks at certain times. Our demand prediction algorithm helps us identify and react to these circumstances through dynamic pricing and across-blocks dispatch. The demand prediction function analyzes demand trends in the blocks where we have low penetration to identify potential consumer groups with unmet demand for home services and allows us to dynamically notify service providers in the areas with high demand and optimize the matching and dispatch of service providers.

Virtual interview

We have developed a proprietary video conference system which enables our service consultants, consumers and service providers to conduct interviews online. Our system can push useful tips prior to their virtual interviews. Our system can also generate interview evaluations and maintain internal records for service providers to track their interviews.

Automated insurance procurement

Our service system is connected with the systems of insurance companies and can procure insurance policies on an automated basis to cover consumers and service providers during service period.

Daojia user front end

Consumers and service providers can easily access our platform on mobile internet, including our mobile apps and mini program.

Swan Daojia app

Our Swan Daojia app serves as a one-stop platform where we offer consumers a variety of home services. When consumers open Swan Daojia app, they will immediately see various featured service offerings and advertisement banners that display promotion events. As consumers scroll down, they will see sub-categories of service offerings with more details.

Below are screenshots of our Swan Daojia app, illustrating key services, functions and features.

Swan Daojia app

Ayi One-click app

We developed Ayi One-click app to provide service providers with various tools to manage their profiles, search for jobs, receive service orders, take online training classes and manage their wages. With the comprehensive data collected with this mobile app, we can analyze service providers’ attributes and behaviors, which helps us better recruit and retain service providers.

Below are screenshots of our Ayi One-click app, illustrating key services, functions and features.

Ayi One-click app

Our service consultant-facing app

Our service consultants are equipped with a suite of data analytics tools, which are consolidated into our service consultant-facing app. Service consultants can view their key performance indicators, or KPIs, including, among others, their monthly revenue target, matching KPIs, as well as leads details. With the assistance of these effective tools, service consultants are able to closely monitor and improve their performance.

Below are screenshots of our service consultant-facing app, illustrating key functions and features.

WeChat mini program

Mini program is a platform built into WeChat, facilitating discovery and consumption of services and products. We launched our WeChat mini program in March 2018 which features similar interfaces and functions as our Swan Daojia app and serve as additional access points to our platform.

Network of Service Centers

As of December 31, 2020, we had 53 self-operated service centers in 29 cities, including Beijing, Shanghai, Guangzhou and Shenzhen, as well as provincial capitals and other economically developed cities in China. Our service centers typically occupy approximately 800 square meters and have dedicated service consultants to perform the offline steps, such as interviews and contract signing, to fulfill our matching and dispatching of consumers and service providers. All service centers are leased properties.

From March 2021, we started setting up our community stores to increase our community outreach and consumer engagement. They serve as convenient access points for local walk-in consumers and as tangible offline touchpoints of our platform. Our community stores typically occupy 30 to 80 square meters and have three to five staff each. Each community store is focused on gaining consumer engagement and word-of-mouth referrals within a proximity to its location and also runs its storefront page on online lifestyle platforms to attract online traffic. In addition, our community stores carry out customer relationship maintenance by keeping in touch with consumers who frequently use our services and by contacting consumers who are no longer active on our platform.

Sales and Marketing

We are able to attract and retain consumers efficiently and draw significant traffic to our platform. We generate and follow consumer leads to promote our services through our experienced in-house service consultant teams and a diverse mix of free and paid acquisition channels. Our service consultant team also assists consumers in interviewing service providers and contract signing. As a result of our strong focus on our user experience and engagement to ensure a successful match for consumers and service providers, a large portion of our new users come from unpaid channels, including word-of-mouth referrals and social network. Our sale management system enables us to effectively evaluate the performance of the service consultant team and offer competitive and performance-based compensation packages.

We proactively seek cross-selling across various services to maximize consumers’ lifetime value for our long-term growth. As of December 31, 2020, out of approximately 505,000 consumers who used our services to match with maternity nurses and nannies since our inception, approximately 17.0% were originated from our on-demand dispatch services.

Our marketing strategy is focused on attracting consumers and service providers to our platform. Our marketing efforts are designed to increase brand awareness, maximize reach and penetration and grow our user base. We have made significant investments in sales and marketing and incurred expenditures related to retaining our sales and marketing team, conducting brand promotion activities, offering customers coupons, and maintaining the network of our service centers. We market our brand and services through multiple channels. We place online and mobile advertisements on internet platforms, such as Douyin, Baidu or WeChat, for customer acquisition. We frequently launch promotion events, especially during holiday seasons, and offer coupons to newly registered consumers or when we introduce new products.

We have established Swan Daojia as a reputable brand among consumers and service providers and we will continually promote Swan Daojia for our own operations of home services. Our Swan Daojia brand is also well-recognized among industry participants and home services agencies on our platform can benefit from our brand image through certain brand licensing arrangements. In 2020, we started our multiple brand name strategies to continue to use original brand names of our acquired businesses to leverage their strong presence in the local markets.

Corporate Social Responsibility

We recognize our responsibility in making constant contribution to the society we work and live. We aspire to empower China’s home services industry with data and technology to enhance efficiency, elevate the work and lives of more than 30 million service providers and make home a happier place.

Drawing on our expertise in the home services industry, we provide comprehensive training and support to service providers, especially female workers with limited education, to help them advance skills, expand career opportunities and augment their income.

During the COVID-19 pandemic, we arranged COVID-19 testing and provided health and hygiene products to service providers, which reduced the cancelations of service contracts and maintained their income through the difficult times.

Our one-stop platform provides best-in-class home services at scale and facilitates customers’ discovery of the most suitable services and service providers. We help millions of families alleviate the burden of heavy home services, enable family members to have more time together or focus on better career opportunities and make home a happier place.

Data Privacy and Security

Data privacy and security is of utmost importance to us. We dedicate significant resources to the goal of strengthening our user privacy protection and ensuring the security of user data.

When consumers and service providers open an account on, or log onto, our Swan Daojia or Ayi One-click apps, they are required to sign up to a user agreement and user privacy policy. The user privacy policy describes our data use practices and data privacy policies. Specifically, we undertake to manage and use the data collected from users in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss, or leak of user data and will not disclose sensitive user data to any third party without users’ approval except under legal requirement or certain circumstances specified in the user agreement.

We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal approval procedures under which we grant classified access to confidential personal data only to limited employees with strictly defined authority. Each access to any sensitive information, such as ID or mobile phone number, will be automatically recorded. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access.

We back up our online user data and operating data on a real-time basis in separate back-up systems to minimize the risk of user data loss or leakage. We provide security protection training to our employees and outsourced IT service providers, and require them to report any information security breach. Upon the occurrence of an information security breach, we follow pre-determined protocols to respond to any such incident. We perform periodic reviews and internal audits on our information technology infrastructure to identify issues that may undermine our system security, and take remediating measures to cure the issues.

Risk Management and Internal Control

We have devoted ourselves to establishing and maintaining rigorous risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems. We have adopted and implemented comprehensive risk management policies in various aspects of our business operations, such as financial reporting, information system, internal control and human resources.

Financial reporting risk management

We have in place a set of accounting policies in connection with our financial reporting risk management, including accounting manual, budget management policies, treasury management policies, expense management policies, employee reimbursement policies. We have various procedures and IT systems in place to implement our accounting policies, and our finance department reviews our management accounts based on such procedures. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them during daily operations.

Information system risk management

Sufficient maintenance, security and protection of our platform and IT systems, as well as other related information are critical to our business. We have implemented various internal procedures and controls to ensure that our platform and system are protected, and that leakage and loss of any information are avoided. We have put in place a series of back-up management procedures. We deploy different back-up mechanisms, including local back-ups and offsite back-ups, depending on the needs of our business, to minimize the risk of user data loss or leakage.

Anti-fraud measures

We have adopted an anti-fraud compliance policy in which we strictly forbid any kickbacks or other payments to customers, suppliers and business partners. The prohibition applies to both direct and indirect payments, such as payments in disguise of discounts and gifts. We have also adopted a conflicts of interests policy in which we provide guidance to our employees in the event of any conflicts of interests arising between our company and themselves and impose reporting and approval requirement with respect to such conflicts of interests. Our internal control and audit department is responsible for monitoring the compliance of our business activities and has the power to conduct investigation on misconduct incidents. Our internal control and audit department also handles complaints and whistle-blowing cases through our internal compliance reporting email and supervises the investigation on such cases.

Competition

China’s home services market is highly fragmented and competitive. According to iResearch, as of the end of 2020, there were approximately 630,000 home services agencies and approximately 30 million individual service providers in China. We expect competition in this sector to persist and intensify in China. We face direct and indirect competition from traditional home services agencies and other home services platforms. We have also faced, and may continue to face, competition from regionally focused players providing home services in local markets. In addition, we compete with other companies that offer e-commerce, listing, SaaS and similar services.

We compete with other players to attract, engage and retain consumers based on a number of factors, such as price, service offerings, service quality, service provider network, brand awareness and reputation, as well as technologies. We also compete with other players to attract and retain service providers. Some of our current or future competitors may have longer operating histories, better brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors—Risks Relating to Our Business and Industry—We may fail to compete effectively with other industry players, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.”

Intellectual Property

Our ability to protect our core technology and intellectual property is critical to our success. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. In addition, we enter into confidentiality and non-disclosure agreements with our employees and business partners. The agreements we entered into with our employees also provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

As of December 31, 2020, we owned 19 patents, 174 registered trademarks and 14 software copyrights relating to various aspects of our operations and 11 domain names. We are in the process of applying for 116 trademarks and 190 patents in China. Certain key trademarks that we currently use, including “ ” are owned by an affiliated entity of 58.com. Our current license agreement with 58.com will expire in September 2021 and we are in the process of negotiating on an exclusive license agreement with indefinite terms for these trademarks. See “Risk Factors—Risks Relating to our Business—If we are no longer able to obtain authorization for the use of certain intellectual property from 58.com or its controlled affiliates, our business may be adversely affected.”

Facilities

We are headquartered in Beijing where we lease and occupy approximately 11,980 square meters as of December 31, 2020 for office space. We also lease office space of approximately 15,000 square meters in Changsha. We leased 53 facilities of approximately 43,812 square meters as of December 31, 2020 for our service centers across 29 cities in China. As of December 31, 2020, we owned one property of approximately 2,936 square meters. We believe that our existing facilities are generally adequate to meet our current of future needs, but we expect to seek additional space as needed to accommodate future growth.

Insurance

We maintain liability insurance with reputable insurers to cover damages to consumers’ property and bodily injury which could occur during the home services. We also maintain insurance to cover bodily injury or death of service providers that occurs during the provision of home services. Consistent with customary industry practice in China, we do not maintain business disruption insurance, nor do we maintain key person insurance. See “Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage which could expose us to significant costs and business disruption.”

Employees

We had 5,074, 6,005 and 3,027 full-time employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our full-time employees, categorized by function, as of December 31, 2020.

Function	Number of employees
Sales and marketing	2,379
General and administration	314
Research and development	334

Total	3,027

We enter into employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales force.

Under PRC laws, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident funds. We are required under PRC laws to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

As of December 31, 2020, we had 2,410 service consultants and customer service staff who were outsourced from a third party human resources agency. According to the outsourcing contracts, the third party human resources agency is responsible for paying salaries, social insurance and housing provident funds or other employee benefits of these outsourced workers and we are mainly responsible for paying service fees to the third party human resources agency.

In 2018, 2019 and 2020, the aggregate number of service providers who completed home services transactions facilitated by us or facilitated by other home services agencies within our SCN was 145,557, 179,936 and 167,682, respectively. The service providers on our platform are not our employees pursuant to our agreements with them. See “Risk Factors—Risks Relating to Our Business and Industry—If individual service providers who use our platform were to be classified as our employees instead of independent contractors, our business, financial condition and results of operations may be materially and adversely affected.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flows or results of operations. See “Risk Factors—Risks Relating to Our Business and Industry—We and our management are subject to risks relating to litigation, disputes and regulatory investigations which could have a material adverse impact on our reputation, business prospects, operating results and financial condition.”

REGULATION

Regulations Related to Value-added Telecommunications Services

On September 25, 2000, and February 6, 2016, the State Council issued and amended the PRC Regulations on Telecommunications, or the Telecommunications Regulations, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, value-added telecommunications services are defined as telecommunications and information services provided through public networks. Operators of value-added telecommunications services must first obtain a value-added telecommunications business operating license, from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts. On December 28, 2015, the MIIT promulgated the Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, which was amended on June 6, 2019. Under the 2015 MIIT Catalog, both the online data processing and transaction processing services and information services, are categorized as value-added telecommunication services.

On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses and pursuant to which the operation scope of the value-added telecommunications business operating license shall detail the permitted activities of the operator to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunications business operating license. The value-added telecommunications business operating licenses can be further categorized based on the specific business operations permitted to be carried out under such licenses, such as the license for internet information services. In addition, a holder of the value-added telecommunications business operating license is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders, business scope or other information recorded on such license, however, in February 2015, the State Council has issued the Decisions on Canceling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement at the competent administrative departments for industry and commerce.

The Administrative Measures on Internet Information Services set forth more specific rules on the provision of internet information services. According to these measures, “internet information services” refers to the provision of information through the internet to online users, and are categorized into “commercial internet information services” and “non-commercial internet information services.” Pursuant to the above-mentioned measures, “commercial internet information services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China on June 28, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

We provide information and services to consumers and service providers through our websites and mobile applications, which are classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, each of Youxiang VIE, Daojia VIE, Haodaojia VIE and its subsidiary, Tianjin Haodaojia Life Service Co., Ltd., has obtained an internet content provider license, which will remain effective until December 17, 2023, May 28, 2024, June 4, 2024 and June 4, 2024, respectively.

Regulations Related to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises or other organizations of a foreign country, “foreign-invested enterprises,” or FIEs, means any enterprise established under PRC laws that are wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in China, including: (i) establishing FIEs in China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares or other similar interests in Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or provisions of the State Council.

The Foreign Investment Law stipulates that China shall implement the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides, among others, (i) an FIE’s investment within the territory of PRC is also subject to the Foreign Investment Law and the Implementation Rules of Foreign Investment Law; (ii) an FIE may, within five years following January 1, 2020, choose to amend its legal form or the corporate governance and complete amendment registration, or to keep its original legal form or the corporate governance; and (iii) the provisions regarding the transfer of equity interests, distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an existing FIE may survive the Foreign Investment Law after such FIE amends its legal form or the corporate governance in accordance with relevant applicable laws.

On December 26, 2019, the Supreme People’s Court of the PRC promulgated the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and pursuant to which “investment contracts” shall mean the relevant agreements formed as a result of direct or indirect investments in the PRC by foreign investors, i.e., foreign natural persons, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests and contracts for newly built projects. Where a party claims that an investment contract is invalid for investing in prohibited industries as stipulated in the negative list for foreign investment access or due to violation of specified administrative measures in restricted industries, the people’s courts in China shall support such claim.

For more details of the risks relating to the Foreign Investment Law, see “Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.”

Regulations Related to Foreign Investment Restrictions

On June 23, 2020, the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020), or the 2020 Special Administrative Measures, which became effective on July 23, 2020, pursuant to which the provision of value-added telecommunications services falls in the “restricted” category and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center).

The Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were promulgated by the State Council on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. These regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the MIIT and the Ministry of Commerce, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operating licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications service provider must have the necessary sites and facilities for its approved business operations and maintain such sites and facilities in the geographic regions covered by its license; and (v) all value-added telecommunications service providers should improve network and information security, enact administration regulations on information safety and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operating licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with the above foreign investment restrictions, we rely on the contractual arrangements with our VIEs to operate our business in China. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulations Related to Human Resource Services

Human resource services firms in China are mainly regulated by the Ministry of Human Resources and Social Security. The principal regulation applicable to human resource services firms is the Regulations on the Administration of Human Resources Markets, or the Human Resource Markets Regulations, jointly promulgated by the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce (now merged into the newly established State Administration for Market Regulation) on

September 11, 2001, as last amended on December 31, 2019. Under the Human Resource Markets Regulations, any entity providing recruitment agency services in China is required to obtain a human resource services license from the local administration of human resources and social security at the county level and above.

On June 29, 2018, the State Council promulgated the Provisional Regulations on Human Resource Markets, or the Provisional Regulations, which became effective on October 1, 2018. The Provisional Regulations stipulate the following different requirements based on the specific businesses engaged in by commercial human resource service organizations: those engaging in employment agency activities shall obtain the human resource services license; those engaging in the collection and dissemination of human resource supply and demand information, the employment and entrepreneurship guidance, human resource management consulting, human resource evaluation, human resource training and those undertaking outsourcing contracts of human resource services only need to register with the competent department to complete filing formalities within 15 days of the date from the commencement of business. The Provisional Regulations have made substantial changes to the employment agency licensing system set up by the Human Resource Markets Regulations.

We provide information and services to consumers and service providers and assist them to enter into service contracts, which may be deemed as engaging in employment agency activities. To comply with the relevant laws, Daojia VIE has obtained the human resource service license.

Regulations Related to Flexible Employment and Internet Platform Economy

On August 1, 2019, the General Office of the State Council issued the Guidance on Promoting the Regulated and Healthy Development of the Platform Economy. According to this guidance, innovative regulatory concepts and methods, as well as comprehensive and prudent administrative requirements, shall be introduced to regulate and supervise the platform economy, including the online platforms which provide information intermediary services. The guidance emphasizes several aspects including (i) defining the liability assumed by the online platforms reasonably and scientifically, and the liability which shall be undertaken by the relevant government departments shall not be transferred to the online platforms; (ii) developing the industry of “internet + services,” and to encourage the social capital to be invested to the region of emerging services based on the internet, such as healthcare, education and training, housekeeping and elderly care; and (iii) introducing and improving the social insurance policy for the labor using of the platform and for the labor under flexible employment, implementing the pilots for work injury protection insurance, positively implementing the national social insurance plan and involving more labor of online platform into the social insurance plan.

Moreover, pursuant to the Opinions on Supporting Flexible Employment through Multiple Channels promulgated by the General Office of the State Council promulgated on July 28, 2020, Internet platform enterprises and intermediary service agencies are encouraged to create more flexible employment opportunities and enhance the employment capacity through various methods. In addition, Internet platform enterprises are encouraged to provide vocational skills training in emerging industries and modern service industries, such as elderly care, childcare and housekeeping so as to enhance the employability of workers. The Internet platform enterprises shall be guided to clarify their responsibilities in protecting the rights or workers and to negotiate with workers on matters such as labor remuneration, rest and vacation and occupational safety guarantee.

Regulations Related to Private Vocational Education

Under the Law for Promoting Private Education, the Regulations on the Implementation of the Law for Promoting Private Education, which was promulgated by the State Council, and the Detailed Rules for the Implementation of Classified Registration of Private Schools, which was promulgated jointly by the Ministry of Education, the Ministry of Human Resources and Social Security, the Ministry of Civil Affairs, the State Commission Office of Public Sectors Reform and the State Administration for Industry and Commerce (the predecessor of the State Administration for Market Regulation), “private schools” are defined as schools established by social organizations or individuals using non-government funds. Pursuant to the Law for

Promoting Private Education, private schools engaging in training of professional skills and vocational qualifications shall be subject to the examination and approval of the administrative departments of human resources and social security in accordance with their authorities defined by the state and shall submit a copy to the educational administrative departments for archival purposes. On April 7, 2021, the State Council promulgated the amended Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or the Amended Implementation Regulations of Private Education Law, which will become effective on September 1, 2021. The Amended Implementation Regulations of Private Education Law provides that, among others, enterprises are encouraged to participate in the establishment of privately-owned schools engaged in vocational skills training by means of sole investment, joint venture or cooperation. In addition, institutions engaged in state-recognized vocational qualification examinations and vocational skills grading examinations must comply with applicable laws and regulations when establish privately-owned schools to provide education services related to such examinations. The Amended Implementation Regulations of Private Education Law further stipulates that online education activities are encouraged by the government and must be conducted in compliance with laws and regulations regulating internet-based businesses and activities. Under this new regulation, an institution engaged in online education activities is required to obtain a private school operation permit. Moreover, it must establish and implement internet security management systems and technical measures for security protection. Upon becoming aware of any illegal dissemination of information prohibited by relevant laws or regulations, the private school shall immediately take measures to prevent further dissemination of such information.

Uncertainties remain with respect to the interpretation and application of the existing and future laws and regulations governing vocational education industry, as well as how the Amended Implementation Regulations of Private Education Law would be interpreted and implemented since it had only been published recently and has not come into effect, and how the local government would promulgate implementing rules relating to the specific requirements applicable to vocational education service providers like us. See “Risk Factors—Risk Related to Our Business and Industry—We are required or may be required to obtain various operating licenses and permits and to make registrations and filings for our business and services in China; failure to comply with these requirements may materially and adversely affect our business operations.”

Regulations Related to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

According to the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services promulgated by the SAPPRFT, or the Categories, which clarifies the scope of internet audio-visual programs services, the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online is covered in the Categories.

The Guiding Opinions on Strengthening the Standardized Administration of Online Live-streaming, jointly promulgated by the Cyberspace Administration of China, the National Radio and Television Administration and

certain other government authorities, which became effective on February 9, 2021, reiterates that a live-streaming platform that provides online audio-visual program services shall hold a License for Online Transmission of Audio-Visual Programs or complete registration in the Information Management System for National Online Audio-Visual Platforms.

We currently do not hold a License for Online Transmission of Audio-Visual Programs, nor do we complete the relevant registration. Uncertainties exit as to whether we will be required by relevant PRC government authorities to obtain the License for Online Transmission of Audio-Visual Programs. See “Risk Factors—Risk Related to Our Business and Industry—We are required to obtain various operating licenses and permits and to make registrations and filings for our business and services in China; failure to comply with these requirements may materially and adversely affect our business operations.”

Regulations Related to Production and Distribution of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from SAPPRFT or its local branches.

Regulations Related to Online Publishing

Under the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which was jointly issued by the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT, any entity providing online publishing services shall obtain an Online Publishing License. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

We currently do not hold an Online Publishing License. As of the date of this prospectus, there is no explicit interpretation from PRC government authorities or prevailing enforcement practice deeming the provision of our educational content on our online platform as “online publishing services” which requires an Online Publishing License. Nevertheless, it remains unclear whether the local PRC government authorities would adopt a different practice. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Risk Factors—Risk Related to Our Business and Industry—We are required to obtain various operating licenses and permits and to make registrations and filings for our business and services in China; failure to comply with these requirements may materially and adversely affect our business operations.”

Regulations Related to Internet Live Streaming Services

On November 4, 2016, the Cyberspace Administration of China issued Administrative Regulation on Internet Live Streaming Services, effective from December 1, 2016, according to which, “internet live streaming” refers to the activities of continuously releasing real-time information to the public based on the Internet in forms such as videos, audios, images and texts, and “internet live-streaming service providers” refers to the operators that provide Internet live-streaming platform service. In addition, the internet live-streaming service providers shall take various measures during operation of its services, such as examining and verifying the authenticity of the identification information and file such information for records.

On July 12, 2017, the Cyberspace Administration of China issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming Services, which provides that all the companies providing internet live streaming services shall file with the local authority since July 15, 2017, otherwise the Cyberspace Administration of China or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live Streaming Services jointly issued by the MIIT, the Ministry of Culture and Tourism, and several other government agencies on August 1, 2018, live streaming service providers are required to file with the local public security authority within 30 days after it commences the service online.

Regulations Related to Cybersecurity and Privacy

Regulations on cybersecurity

The Internet information in China is regulated from a national security standpoint. The Decision on the Protection of Internet Security, which was enacted by the Standing Committee of the National People’s Congress on December 28, 2000, as amended, provides that the following activities conducted through the internet are subject to criminal liabilities: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via internet; (d) spreading false or inappropriate commercial information; or (e) infringing on the intellectual property.

Pursuant to Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which was promulgated by Ministry of Public Security, all internet information services operators are required to take proper measures to control computer viruses, back up data and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days. Under the Administrative Measures for the Multi-level Protection of Information Security, which was promulgated jointly by the Ministry of Public Security, the State Secrecy Administration and the State Cryptography Administration, companies operating and using information systems shall protect the information systems and any system equal to or above level II as determined in accordance with these measures, a record-filing with the competent authority is required.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law. The Cybersecurity Law regulates network operators and others from the following perspectives: the principle of cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfers, network interoperability and standardization. Under the Cybersecurity Law, network operators are generally obligated to protect their networks against disruption, damage or unauthorized access, and to prevent data leakage, theft or tampering. In addition, network operators will also be subject to specific rules depending on their classification under the multi-level network security protection scheme. Providers of network products and services must comply with national standards and ensure the security of their products. The critical network equipment and network security products must be tested by accredited evaluation centers before being marketed in China. Measures for Cybersecurity Supervision, which became effective on June 1, 2020, provide more detailed rules relating to cyber security inspections.

Regulations on privacy protection

On July 16, 2013, the MIIT promulgated the Protection Provisions for the Personal Information of Telecommunications and Internet Users to regulate activities of collecting and using the personal information of users in the process of providing telecommunications services and Internet information services within PRC territory, under which telecommunications business operators and internet information service providers are required, in the course of providing services, to collect and use the personal information of users in a lawful and proper manner by following the principle that information collection or use is necessary and responsible for the security of the personal information of users collected and used in the course of providing services. Moreover, the Administrative Provisions on Mobile Internet Applications Information Services, which were promulgated by the Cyberspace Administration of China, further clarify that internet application providers shall not activate functions such as collecting geographical location, reading the address book, using the camera and recording, without giving an explicit indication to and obtaining consent from users. Any violation of these laws and regulations may subject the internet information service providers to warnings, fines or even criminal liabilities.

In addition, pursuant to the Notice on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens issued jointly by of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security, and the Interpretation on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens issued jointly by the Supreme People’s Court and the Supreme People’s Procuratorate, the following activities may constitute the criminal infringement upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

The Ninth Amendment to the Criminal Law, issued by the Standing Committee of the National People’s Congress, stipulates that any online service provider that fails to fulfill the obligations related to internet information security administration and refuses to rectify upon orders is subject to criminal penalty for causing (i) any dissemination of illegal information in large scale; (ii) any significant damages due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other serious harm. Any individual or entity may be subject to criminal penalty for illegally selling or providing personal information to third parties.

According to the Civil Code, which took effect on January 1, 2021, a natural person shall have the right of privacy and the personal information of a natural person shall be protected in accordance with law. Information processors shall not divulge or tamper with the personal information collected or stored by them and shall not illegally provide any natural person’s personal information to others without the consent of such natural person.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the Cyberspace Administration of China, the MIIT and certain other government authorities on March 12, 2021 and will become effective on May 1, 2021, “necessary personal information” refers to personal information necessary for ensuring the normal operation of an application’s basic functional services. For applications whose basic functional services are “housekeeping and maintenance, home decoration, trading of idle second-hand goods and other daily life services,” mobile phone numbers of registered users are necessary personal information.

Further, the State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Online Transactions, which will take effect from May 1, 2021. The measures require that, among others, online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-

off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use.

As an online platform operator, we are subject to these laws and regulations relating to protection of cybersecurity and protection of privacy. To comply with the above law and regulations, we have established and maintained a comprehensive data security program. See “Business—Data Privacy and Security.”

Regulations Related to Payment Services

According to the Notice of the General Office of the State Council on Forwarding the Opinions of the People’s Bank of China, the Ministry of Supervision and Other Relevant Departments on Regulating the Administration of Commercial Prepaid Cards, promulgated by General Office of the State Council, commercial prepaid cards bear two typical characteristics, payment in advance and with non-financial entities as issuers. Categorized by card issuers, there are two types of commercial prepaid cards: one is the multi-purpose prepaid cards issued by specialized card issuers that may be used by multiple legal persons in multiple regions and for multiple sectors; the other is the single-purpose prepaid cards issued by commercial enterprises that can only be used for purchasing goods and paying for services in the issuers or the issuers’ chain commercial enterprises sharing the same brand.

And pursuant to the Administrative Measure on Online Payment Services Provided by Non-Bank Payment Institutions, “online payment services” refers to the activities of the payment institutions to transfer monetary capital for the payers and payees, where the payers’ electronic devices do not interact with the payees’ specific designated devices, after the payees or payers rely on public network information system to give remote payment instructions through electronic equipment such as computers and mobile terminals.

In June 2010, the People’s Bank of China issued the Administrative Measures for the Payment Services of Non-Financial Institutions, or the Payment Services Measures. Under the Payment Services Measures, a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the People’s Bank of China, must obtain a payment business license, or Payment License, to provide payment services and qualifies as a paying institution. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance and other payment services as specified by the People’s Bank of China. Without the approval of the People’s Bank of China, no non-financial institution or individual may engage in payment business whether explicitly or in a disguised form. Any non-financial institution or individual engaged in the payment business without the Payment License may be ordered to cease its payment services and even be subject to criminal liabilities. Applications for payment business licenses are examined by the local branches of the People’s Bank of China and then submitted to the People’s Bank of China for approval.

On November 2017, the People’s Bank of China published a notice, or the PBOC Notice 2017, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice 2017 intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security.

To comply with the relevant laws and regulations with respect to payment services, we cooperate with a commercial bank for the billing, payment and escrow functions on our platform and with an online payment service provider to manage prepaid cards and process the settlements of payments. However, there remain substantial uncertainties as to whether our such business operation will be interpreted as in compliance with applicable laws and regulations. See “Risk Factors—Risks Relating to Our Business and Industry—The wide variety of payment methods that we accept subjects us to third-party payment-related risks.” and “Risk Factors—

Risks Relating to Our Business and Industry—We are required or may be required to obtain various operating licenses and permits and to make registrations and filings for our business and services in China; failure to comply with these requirements may materially and adversely affect our business operations.”

Regulations Related to Intellectual Property Rights

Copyright and software registration

The Standing Committee of the National People’s Congress promulgated the PRC Copyright Law in 1990 and revised it in 2001 and 2010. The amended Copyright Law provides that Chinese citizens, legal persons or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

The Computer Software Protection Regulations promulgated by the State Council are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration of China issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration.

As of December 31, 2020, we owned 14 software copyrights in China.

Trademark

Trademarks are protected by the PRC Trademark Law and its implementation rule. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance and by unfair means a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

As of December 31, 2020, we owned 174 registered trademarks in China. We are in the process of applying for 116 trademarks.

Domain name

According to the Administrative Measures on Internet Domain Names, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the central government. The registration of domain names is generally on a “first-apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure.

On May 28, 2020, the National People’s Congress promulgated the Civil Code, which took effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.

As of December 31, 2020, we owned 11 domain names in China.

Patents

Under the Patent Law of the PRC adopted by the Standing Committee of the National People’s Congress, a patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. The Patent Law was latest amended on October 17, 2020 which will take effect on June 1, 2021, pursuant to which a patent is valid for a twenty-year term for an invention, a ten-year term for a utility model, and a fifteen-year term for a design, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

As of December 31, 2020, we owned 19 patents in China. We are in the process of applying for 190 patents.

Regulations Related to Employment, Social Insurance and Housing Provident Funds

Employment

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, a written labor contract shall be executed by an employer and an employee when the employment relationship is established. All employers must compensate their employees no less than the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and 40 hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social insurance

The Law on Social Insurance of the PRC has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold social insurance contribution for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation of the PRC will become solely responsible for collecting social insurance contribution.

In addition, the General Office of the State Council promulgated the Comprehensive Plan for the Reduction of Social Insurance Premium Rates on April 1, 2019. Pursuant to this plan, all relevant government authorities shall consider the reduction of the social insurance contribution rates in an overall manner, improve the social insurance system, and steadily promote the reform of the social insurance contribution collection system, so as to ensure that the burden of social insurance contributions on enterprises, especially on small and micro enterprises, is substantially reduced, and ensure that all social insurance benefits of employees will not be affected and will be paid in full in a timely manner. The methods for reducing the social insurance contribution rates stipulated in the plan include, without limitation, (i) reducing the proportion of pension insurance contribution paid by employers, (ii) continuously reducing unemployment insurance and work injury insurance contribution rates by phases, and (iii) adjusting the social insurance contribution base policies, such as adjusting the standards for the calculation of the average wages of employees and improving the contribution base policies for individually owned businesses and persons under flexible employment.

According to the Notice on the Reduction or Exemption of Enterprises’ Social Security Contributions in Phases jointly promulgated by the Ministry of Human Resources and Social Security, the Ministry of Finance and State Administration of Taxation on February 20, 2020, with effect from February 2020, with certain exceptions, based on the epidemic impact and the fund threshold, small, medium and micro enterprises and the enterprises in Hubei may be exempted from contributions to the basic pension insurance, unemployment insurance, and work injury insurance, with the exemption period not exceed five months; and contributions to such three social security contribution items by other social security participating organizations (excluding State agencies and institutions) such as large enterprises may be reduced by 50%, with the reduction period not to exceed three months.

On June 22, 2020, the Ministry of Human Resources and Social Security, the Ministry of Finance and State Administration of Taxation jointly promulgated a follow-up notice regarding the reduction or exemption of enterprises’ social security contributions. This notice provides that, among other things, the exemption period for small, medium and micro enterprises to contribute to the basic pension insurance, unemployment insurance, and work injury insurance shall last till the end of December 2020 and the reduction period for the large enterprises (excluding State agencies and institutions) to contribute to the basic pension insurance, unemployment insurance, and work injury insurance outside Hubei shall last till the end of June 2020 while the exemption period for the large enterprises within Hubei to contribute to the basic pension insurance, unemployment insurance, and work injury insurance shall last till the end of June 2020. The enterprises with serious difficulties in production and operation due to COVID-19 may continue to postpone the payment of social insurance premiums until the end of December 2020, and there will be no overdue fine during the period of suspension. Each province can continue to implement the 2019 standard of lower limit of individual payment base for social insurance in 2020, and the upper limit of individual payment base shall be adjusted normally according to relevant regulations.

Housing provident funds

According to the Regulations on the Administration of Housing Provident Fund, housing provident funds paid and deposited both by employee themselves and their unit employers shall be owned by the employees.

An employer shall undertake registration of payment and deposit of the housing provident funds in the housing provident fund management center and open a housing provident fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited.

On February 21, 2020, the Ministry of Housing and Urban-Rural Development, the Ministry of Finance and People’s Bank of China jointly promulgated Notice on Implementing the Phased Support Policies Involving Housing Provident Funds to Properly Cope with the COVID-19, which provides that, among other things, an enterprise affected by COVID-19 may apply for postponing contribution to the housing provident funds by June 30, 2020, in accordance with the relevant provisions, the contribution period will be counted on a continuous basis during the postponing period, and the normal withdrawal and application for housing provident funds loans by employees will not be affected, and in regions with identified serious COVID-19, enterprises may voluntarily contribute to the housing provident funds by June 30, 2020, on the premise of full consultation with their employees. In the event that the contribution continues, enterprises may determine the contribution ratio at their discretion; in the event of suspension of contribution, the contribution period shall continue to run and the normal withdrawal of housing provident funds by the employees and their application for housing provident funds loans will not be affected.

Regulations Related to Foreign Exchange

Regulations on foreign currency exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or SAFE, or its local counterparts has been obtained.

The Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprise promulgated by SAFE, or SAFE Circular 19, allows FIEs to settle their foreign exchange capital at their discretion. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs must be authentic and for their own operations within their respective business scope. The capital of an FIE and capital in Renminbi obtained by the FIEs from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate not for self-use (except for the foreign-invested real estate enterprises).

Pursuant to the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi at their own discretion. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) for all enterprises registered in China at their own discretion. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

According to the Circular on Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, non-investment FIEs are allowed to make domestic equity investment with their capital funds, provided that the existing negative list for foreign investments are complied with and the projects invested thereby in China are true and comply with applicable laws and regulations.

Regulations on foreign debt

A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Foreign Exchange Administration Regulations of the PRC, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year of an FIE shall not exceed the difference between its registered total investment and its registered capital.

On January 12, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the People’s Bank of China establishes a cross-border financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9. PBOC Circular 9 also provides that during the one-year period started from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-border financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-border financing in foreign currency will be determined by the People’s Bank of China and SAFE separately. However, although the transitional period ended on January 10, 2018, as of the date of this prospectus, neither the People’s Bank of China nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for FIEs. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to when the borrower withdraws any amount from such foreign loan.

We may not be able to obtain these government approvals or complete such reporting or registrations, on a timely basis, or at all, with respect to future foreign loans provided by us to our PRC subsidiaries. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on foreign exchange registration of overseas investment by PRC residents

SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round-trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles or PRC companies by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. SAFE Notice 13 further provides that annual inspection of inbound foreign direct investments and outbound overseas direct investments is canceled. Instead, relevant entities or individuals, as the case may be, shall register data and information with respect to their inbound foreign direct investments and outbound overseas direct investment interests with SAFE.

An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the FIE that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant FIE, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject PRC residents or entities to penalties under PRC foreign exchange administration regulations.

As of the date of this prospectus, Mr. Xiaohua Chen, our founder, chairman of the board of directors and chief executive officers, has completed the process of making the initial registration, and Mr. Jinbo Yao, our director, is in the process of updating his registration with SAFE as required by SAFE Circular 37. For detailed discussion of the risk related to the failure or inability to comply with above SAFE regulations, see “Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations on overseas direct investment

Pursuant to the Administrative Measures on Overseas Investment, issued by the Ministry of Commerce on September 6, 2014, where the outbound investment carried out by an enterprise involves sensitive countries and regions and sensitive industries, verification management shall be implemented, and archive filing management shall be implemented for other circumstances of outbound investment of an enterprise. For outbound investments subject to archive filing, a central enterprise shall report its outbound investments to the Ministry of Commerce for filing and a local enterprise to the provincial department in charge of commerce at its locality. If investors are not within the same administrative jurisdiction, the Ministry of Commerce or the department in charge of commerce which is responsible for handling the verification and archive filing shall notify the departments in charge of commerce of the place where other investors are located of the relevant results.

Pursuant to the Administrative Measures for the Outbound Investment of Enterprises issued by the NDRC on December 26, 2017, and effective on March 1, 2018, non-sensitive projects carried out by investors to make direct investments with assets and equities or to provide financing or a guarantee are subject to record-filing requirements. The measures also provide that the authority in charge of record-filing to be the development and reform commission under the provincial government at the place where the investor is registered if the investor is a local enterprise and the amount of investment made by the Chinese investor is less than US$300 million.

Pursuant to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, or SAFE Circular 30, which was promulgated by SAFE on July 13, 2009, and SAFE Notice 13, applications for foreign exchange registration of outbound overseas direct investments, which refer to acts by domestic institutions wherein the domestic institutions establish or acquire rights or interests outside the territory of China, such as ownership, rights of control or business management rights of existing enterprises or projects by means of establishment (sole proprietorships, joint ventures, cooperative business operations), mergers and acquisitions, equity participation, and so forth, will be filed with qualified banks at the place where such domestic institution is registered. After the qualified bank completes such registration through the capital account information system, each of the domestic institutions may separately obtain the business registration certificate from the bank at the place where it is registered.

Regulations Related to Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to these notices and other applicable rules and regulations, such as the Foreign Exchange Administration Regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. The domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic qualified agent or other material changes. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the State Administration of Taxation has issued a number of circulars concerning employee share options or restricted shares, such as the Circular on Issues Concerning the Connection of Relevant Preferential Policies After the Revision of the Law on Individual Income Tax, the Circular on Improving the Income Tax Policies on Equity Incentives and Contributions of Technology in Exchange for Equity, and the Circular on Issues Concerning the Imposition of Individual Income Tax on Incomes from Individual Stock Options. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to applicable laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Related to Taxation

Enterprise income tax

The Enterprise Income Tax Law enacted by the National People’s Congress and the Implementing Rules of the Enterprise Income Tax Law promulgated by the State Council (or collectively, the PRC EIT Law) apply a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects.

Under the PRC EIT Law, an enterprise established outside China with its “de facto management body” located in China is considered a “resident enterprise,” which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10% and such income tax shall be subject to withholding at the source, where the payer shall act as the withholding agent. Pursuant to Circular of Taxation on Several Preferential Policies on Enterprise Income Tax and the PRC EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or SAT Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

The Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises issued by the State Administration of Taxation, or SAT Bulletin 7, extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

The Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source issued by the State Administration of Taxation later, or SAT Bulletin 37, further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-Added tax

Pursuant to the Provisional Regulations on PRC Value-Added Tax and its implementation regulations, unless otherwise specified by applicable laws and regulations, any entity or individual engaged in the provision of value-added telecommunications services and sales of goods is generally required to pay a value-added tax, or VAT, for revenues generated from provision of value-added telecommunications services, while qualified input VAT paid on taxable purchase can be offset against such output VAT. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of COVID-19 issued by Ministry of Finance and State Administration of Taxation, and the Announcement on the Period of Implementation of Tax Policies to Support Epidemic Prevention and Control and to Ensure Supply, due to the COVID-19, the VAT from providing daily life services will be exempted starting on January 1, 2020 until December 31, 2020.

Regulations Related to M&A and Overseas Listings

The Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce (the predecessor of State Administration for Market Regulation), the China Securities Regulatory Commission, or the CSRC, and SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, in 2006 and amended in 2009. The M&A Rules require in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) PRC entities or individuals obtain the Ministry of Commerce approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains the Ministry of Commerce’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains the approval of the CSRC before it lists overseas.

The M&A Rules further require the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed.

PRC Anti-Monopoly Law

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by State Administration for Market Regulation which became effective on December 1, 2020 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State.

On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specifies some of activities of internet platforms may be identified as monopolistic and concentrations of undertakings involving variable interest entities are subject to anti-monopoly scrutiny as well.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Xiaohua Chen	39	Founder, Chairman of the Board of Directors and Chief Executive Officer

Jinbo Yao	44	Director

Liang Zhang	38	Director

Ran Gao	39	Director

Jiajia Zou	42	Director

Jing An	44	Chief Financial Officer

Dong Duan	55	Chief People Officer

Mr. Xiaohua Chen is our founder, chairman of our board of directors and our chief executive officer. He served as chief strategy officer of 58.com Inc. from August 2014 to April 2020, where he served as a senior vice president of product management and website operation from December 2007 to August 2014. From June to December 2007, Mr. Chen served as head of product department at ganji.com and was responsible for product management and customer experience. Prior to joining ganji.com, he was the senior project manager and chief editor at Xiamen Haowei Network Technology Co., Ltd. Mr. Chen is a co-founder of dunsh.org, a nonprofit search engine optimization website in China. While in college, Mr. Chen co-founded 0755.org.cn, one of the earliest online classifieds providers in China. Mr. Chen received a bachelor’s degree in material formation from Xiangtan University in China in 2004.

Mr. Jinbo Yao has served as our director since July 2018. Mr. Yao currently serves as chairman and chief executive officer of 58.com Inc. and is a pioneer in the PRC internet industry. In 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service provider in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served various managerial roles at net.cn including vice president of sales until 2005. In addition to 58.com, Mr. Yao currently serves on the board of directors of two NYSE-listed companies, namely Noah Holdings Limited, a leading wealth and asset management service provider in China, and Cheetah Mobile Inc., a leading mobile internet company. Mr. Yao received bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

Mr. Liang Zhang has served as our director since April 2020. He currently serves as vice president and general manager of the life service sector of Alibaba Local Life Service. From June 2015 to April 2019, he served as vice president of AliHealth Technology (China) Co., Ltd., responsible for product management, marketing and mobile health. Mr. Zhang was director of advertising product department at Weibo Corporation (NASDAQ: WB) from February 2011 to November 2014. Prior to that, Mr. Zhang was advertising product expert at Alibaba Group Holding Limited (NYSE: BABA) from August 2008 to February 2011, and product manager at Yesky.com from February 2006 to August 2008, respectively. Mr. Zhang received his bachelor’s degree in printing engineering from Beijing Institute of Graphic Communication in 2005.

Mr. Ran Gao has served as our director since January 2019. He founded Fengyun Capital Investment Management Corporation in 2015 and currently serves as its founding partner. At Fengyun Capital, he focuses his investment on new economy companies such as our company, Chehaoduo Group, Tsingpu and Guazi. Prior to founding Fengyun Capital, Mr. Gao founded DL Capital Investment Management Corporation in 2010, where he served as an executive partner. From 2007 to 2010, he was also a project partner at New Horizon, a top private equity fund in China. Mr. Gao was also a serial entrepreneur. He founded Beijing Gaowei Shixun Technology

Co., Ltd., a live streaming technology company, and MySee, a video website, in 2003 and 2005, respectively. Mr. Gao received an EMBA degree from Cheung Kong Graduate School of Business in 2009 and a bachelor’s degree in journalism and communication from Tsinghua University in 2003.

Ms. Jiajia Zou has served as our director since February 2020. She currently serves as partner of Sequoia Capital China. Ms. Zou worked as investment manager at JP Morgan Chase (Asia) Consulting Co., Ltd. from 2007 to 2009, and at Alien Credit (Beijing) Consulting Co., Ltd., from 2006 to 2007, respectively. Prior to that, Ms. Zou worked at Deloitte Certified Public Accountants and served as senior consultant. Ms. Zou received her bachelor’s degree in accounting from Tsinghua University in 2000 and master’s degree in international business from University of Erlangen-Nuremberg in 2003.

Ms. Jing An has served as our chief financial officer since January 2020. Ms. An has served as chief financial officer of 58 Daojia Inc. since July 2016. Prior to joining 58 Daojia Inc., Ms. An served as chief financial officer of ChinaCache International Holdings Ltd., from August 2014 to July 2016. Before that, Ms. An served as ChinaCache’s acting chief financial officer and vice president of finance since March 2013. Ms. An has held senior corporate finance and management positions in technology and startup companies for more than 17 years, including eFriendsNet Entertainment Ltd. from 2003 to 2006, Cooloft Technology Ltd. from 2007 to 2009 and Rekoo Media Ltd. from 2010 to 2012. Ms. An also worked at PricewaterhouseCoopers in Beijing as a senior auditor from 1998 to 2003. Ms. An received a master of science degree in management from the Stanford Graduate School of Business in 2010 and a bachelor’s degree in economics with a major in accounting from Renmin University of China in 1998.

Mr. Dong Duan has served as our chief people officer since January 2020. Mr. Duan has served as chief human resource officer of 58 Daojia Inc. since May 2017. Mr. Duan has over 20 years of managerial and operational experience in human resource. Prior to joining us, he served as vice president and partner of Huabao International Holdings Limited from 2016 to April 2017. Before that he held the position as vice president of 58.com Inc. from 2011 to 2015, responsible for human resource and talents acquisition. From 2009 to 2011, Mr. Duan was vice president of Beijing Redbaby Information Technology Co., Ltd., managing its human resource and website operation. Before that, Mr. Duan served as human resources manager at Weibo Corporation (NASDAQ: WB). Mr. Duan is also a member of Human Resource Association for Chinese & Foreign Enterprises and a human resource consultant of Overseas Study Guidance Center of Ministry of Education of China. Mr. Duan received a master of business administration degree from Renmin University of China in 2011.

Board of Directors

Under our third amended and restated shareholders agreement dated April 20, 2021, our board of directors may consist of up to nine members. Pursuant to the shareholders agreement, 58 Daojia Inc. has the right to appoint up to seven directors, and each of Media Global Management Limited, one of holders of our Series A preferred shares, and SCC Growth V Holdco I, Ltd., one of holders of our Series B preferred shares, has the right to appoint one director. Our board of directors currently consists of five members, among whom Mr. Xiaohua Chen, Mr. Jinbo Yao and Mr. Liang Zhang are appointed by 58 Daojia Inc., Mr. Ran Gao is appointed by Media Global Management Limited and Ms. Jiajia Zou is appointed by SCC Growth V Holdco I, Ltd. Our shareholders’ director appointment rights under the third amended and restated shareholders agreement will automatically terminate upon the completion of this offering.

Our board of directors will consist of              directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or transaction in which he is interested, whether directly or indirectly, provided (a) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or transaction or proposed contract or transaction is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of                 ,                  and                 .                  is the chairman of our audit committee. We have determined that                 ,                  and                  satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. We have determined that                  qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation committee. Our compensation committee consists of                 ,                  and                 .                  is the chairman of our compensation committee. We have determined that                 ,                  and                  satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and corporate governance committee. Our nominating and corporate governance committee consists of                 ,                  and                 .                  is the chairman of our nominating and corporate governance committee.                 ,                  and                  satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to us a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties, a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. A director may also be removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision in our memorandum and articles of association.

Our officers are elected by and serve at the discretion of the board of directors.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach agents, developers, real estate buyers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of approximately RMB11.2 million (US$1.7 million) in cash to our executive officers. We did not pay any compensation to our non-employee directors. For share incentive grants to our officers and directors, see “—Stock Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Stock Incentive Plan

Our board of directors approved our 2019 Share Incentive Plan, or the 2019 Plan, to link the personal interests of the directors, employees, and consultants to those of ours and incentivize them for outstanding performance to generate superior returns to our company. Under the 2019 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 35,587,342 ordinary shares. The following paragraphs summarize the principal terms of the 2019 Plan.

Types of awards. The 2019 Plan permits awards of options, restricted shares and restricted share units.

Plan administration. The 2019 Plan will be administered by our board of directors or by a committee of one or more members designated by our board of directors. The plan administrator will have full authority and discretion to take any actions it deems necessary or advisable for the administration of the plan.

Award agreement. Awards granted under the 2019 Plan will be evidenced by an award agreement that sets forth terms, conditions and limitations for each grant.

Exercise price. The exercise price of an award will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, a share split, a combination or exchange of shares, or other distribution of our assets to our shareholders, the plan administrator may adjust the exercise price of outstanding awards under the 2019 Plan.

Eligibility. We may grant awards to our employees, consultants and all members of our board of directors, as determined by the plan administrator.

Term of the awards. The term of each share award granted under the 2019 Plan may not exceed ten years after the date of grant.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The 2019 Plan will terminate ten years after its adoption, provided that our board of directors may terminate the plan at any time.

The following table summarizes, as of the date of this prospectus, the number of options we have granted to our directors and executive officers.

Name	Options	Exercise Price per Ordinary Share (in US$)	Date of Grant	Date of Expiration
Xiaohua Chen	9,709,468	0.00	October 1, 2020	September 30, 2030
Jinbo Yao	—	—	—	—
Liang Zhang	—	—	—	—
Ran Gao	—	—	—	—
Jiajia Zou	—	—	—	—
Jing An	*	0.01	October 1, 2020	September 30, 2030
Dong Duan	*	0.01	October 1, 2020	September 30, 2030

All directors and executive officers as a group	15,034,014

*	Less than 1% of our total ordinary shares on an as converted basis outstanding as of the date of this prospectus.

Restricted Share Units

We granted restricted share units to Mr. Xiaohua Chen, our founder, chairman of the board of directors and chief executive officer. The following table summarizes, as of the date of this prospectus, the number of restricted share units we have granted to Mr. Xiaohua Chen.

Name	Restricted Share Units	Date of Grant	Date of Expiration
Xiaohua Chen	6,991,255	January 21, 2019	January 20, 2022
	942,477	October 31, 2019	January 20, 2022
	793,373	February 3, 2020	January 20, 2022

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our total ordinary shares.

The calculations in the table below are based on 514,039,956 ordinary shares outstanding on an as-converted basis as of the date of this prospectus and              ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned prior to this offering		Ordinary shares beneficially owned after this offering
	Number	%	Number	%
Directors and executive officers:**
Xiaohua Chen(1)	13,639,129	2.6
Jinbo Yao	—	—
Liang Zhang	—	—
Ran Gao	—	—
Jiajia Zou	—	—
Jing An	*	*
Dong Duan	*	*
All Directors and Executive Officers as a Group	18,395,985	3.5

Principal shareholders:
58 Daojia Inc.(2)	404,813,458	78.8

*	Less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 8/F, Building 5, Beijing Cultural Creative Building, No. 30 Beiyuan Road, Chaoyang District, Beijing, 100012, People’s Republic of China.

(1)

Represents (i) 4,000 Series A preferred shares and 3,925,661 Series B preferred shares held by Trumpway Limited, a company incorporated in the British Virgin Islands, wholly owned by Mr. Xiaohua Chen, and (ii) options we granted to Mr. Xiaohua Chen to purchase 9,709,468 ordinary shares of our company. It does not include shares held by 58 Daojia Inc., to which Mr. Chen is a director and an indirect shareholder. See footnote (2) below. The registered address of Trumpway Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents 404,813,458 class B ordinary shares held by 58 Daojia Inc., a British Virgin Islands company. The voting and investment power of shares held by 58 Daojia Inc. is exercised by its board of directors, which consists of Jinbo Yao, Xiaohua Chen and Liang Zhang. The registered address of 58 Daojia Inc. is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG 1110. We expect that after the completion of this offering, the existing shareholders of 58 Daojia Inc. will become our shareholders through a distribution of our shares in proportion to 58 Daojia Inc.’s current shareholding structure. We are in the process of deciding the timing of the shareholding change, and 58 Daojia Inc. may remain our principal shareholder upon and following this offering.

Prior to the completion of this offering, our ordinary shares consist of Class A and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote per share. If the number of issued Class B ordinary shares represents more than or equal to 51% of the total outstanding shares of us, then each Class B ordinary share is entitled to one vote per share. If the number of issued Class B ordinary shares represents less than fifty-one percent but more than or equal to thirty-five percent of the total outstanding shares of us, then each Class B ordinary share is entitled to such number of votes per share that would result in the issued Class B ordinary shares carrying, in the aggregate fifty-one percent of the total voting rights in us. If the number of issued Class B ordinary shares represents less than thirty-five percent of the number of total outstanding shares of us, then each Class B ordinary share shall be automatically converted into the same number of Class A ordinary shares. Each Class B ordinary share is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. [Upon the completion of this offering, all of our preferred shares, Class A ordinary shares and Class B ordinary shares will automatically be converted into ordinary shares.]

As of the date of this prospectus, none of our outstanding ordinary shares or convertible preferred shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

See “Description of Share Capital—History of Securities Issuances” for a description of the history of our share issuances and transfers.

RELATED PARTY TRANSACTIONS

Transactions with 58 Daojia Inc.

In 2018, 2019 and 2020, we had total contributions from 58 Daojia Inc. Group of RMB201.4 million, RMB19.3 million and RMB49.1 million (US$7.5 million), respectively, which represented the costs and expenses incurred and borne by 58 Daojia Inc. Group for the home services business after deduction of net liabilities allocated from 58 Daojia Inc. Group and revenues billed with proceeds retained by 58 Daojia Inc. Group.

In 2018, we had costs and expenses allocated from 58 Daojia Inc. Group to us of RMB154.9 million. Such costs and expenses consisted primarily of costs and expenses incurred and borne by 58 Daojia Inc. Group associated with the home services business and operations and its headquarter services for the home services business, such as depreciation of shared properties and equipment and shared services of management, including finance, legal and human resources.

From January 10, 2019, 58 Daojia Inc. Group started to charge management fees on the costs and expenses allocated from 58 Daojia Inc. Group and costs and expenses directly identifiable for us but paid by 58 Daojia Inc. Group. We settle the management fees with 58 Daojia Inc. Group on a monthly basis. In 2019 and 2020, 58 Daojia Inc. Group charged us management fees of RMB296.9 million and RMB120.9 million (US$18.5 million), respectively.

In 2018, 2019 and 2020, we had amounts due to 58 Daojia Inc. Group consisting of cash advances from 58 Daojia Inc. Group for making payments of certain staff costs and operating expenses paid on our behalf. All cash advances from 58 Daojia Inc. Group were all interest-free with no collaterals and repayable on demand. As of December 31, 2018, 2019 and 2020, the cash advances from 58 Daojia Inc. Group were RMB204.3 million, RMB149.7 million and RMB10.8 million (US$1.7 million) respectively. As of December 31, 2018, 2019 and 2020, cash repayment to 58 Daojia Inc. Group were RMB149.0 million, RMB269.8 million and RMB5.8 million (US$0.9 million), respectively.

As of December 31, 2019 and 2020, the outstanding amount due to 58 Daojia Inc. Group was RMB68.4 million and RMB79.7 million (US$12.2 million), respectively.

Transactions with Other Shareholders

In 2020, we paid RMB95.1 million (US$14.6 million) to purchase advertisement services from Focus Media Information Technology Co., Ltd, an entity controlled by one of our shareholders.

Relationship with 58.com

58.com, one of our indirect shareholders, is a leading online marketplace for classifieds in China. 58.com is a principal shareholder of 58 Daojia Inc. and we deem it and its affiliates as our related parties.

In November 2015, 58 Daojia Inc. entered into a business cooperation agreement with 58.com, pursuant to which 58.com agreed to cooperate with 58 Daojia Inc. in a number of areas, including attracting traffic from 58.com’s user base, intellectual property licensing and information sharing. Under this agreement, 58.com agreed to provide 58 Daojia Inc. and its affiliated entities, including us, the above-mentioned resources without charging any fees and the agreement does not have a specific term for such cooperation.

58.com has licensed us to use four trademarks, including “ ” and “58 Daojia”, on an exclusive basis for a term ending in September 2021 free of charge. We plan to discuss with 58.com renewing the licenses of these trademarks prior to the expiration of the current term of licenses. In addition, we have obtained a license for use of the domain name “www.daojia.com” for free from the owner, an affiliated entity of 58.com, through a domain name use licensing agreement with an indefinite term.

Contractual Arrangements

See “Corporate History and Structure—Contractual Arrangements with Our VIEs” for a description of the contractual arrangements between our PRC subsidiaries, our VIEs and the shareholders of our VIEs.

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Management—Stock Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association and the Companies Act (2018 Revision) of the Cayman Islands, or Companies Act.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 20,000,000,000 shares of US$0.0000025 par value each, comprising (i) 18,475,000,000 Class A ordinary shares, (ii) 1,000,000,000 Class B ordinary shares, (iii) 400,000,000 Series A preferred shares, (iv) 60,000,000 Series B preferred shares and (v) 65,000,000 Series C preferred shares. As of the date of this prospectus, there are 404,813,458 ordinary shares and 109,226,498 preferred shares issued and outstanding. All of our issued and outstanding shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$              divided into              ordinary shares of a par value of US$0.0000025 each. Immediately prior to the completion of this offering, all of our preferred shares and ordinary shares (whether issued or unissued) will be converted into, and/or re-designated and re-classified, as ordinary shares on a one-for-one basis. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

The following are summaries of material provisions of our [sixth] amended and restated memorandum and articles of association, or the post-IPO memorandum and articles of association, that will become effective upon completion of this offering and the Companies Act as they relate to the material terms of our ordinary shares that we expect will become effective immediately prior to the completion of this offering.

The following discussion primarily concerns the ordinary shares and the rights of holders of the ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancelation and withdrawal from the depositary facility in which the shares are held in accordance with the provisions of the deposit agreement in order to exercise directly shareholders’ rights in respect of the shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of the shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares—Voting Rights.”

Our Post-IPO Memorandum and Articles of Association

Our shareholders have conditionally adopted a [sixth] amended and restated memorandum and articles of association, which will become effective and replace our current fifth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-IPO amended and restated memorandum and articles of association that we expect will become effective immediately prior to the completion of this offering and of the Companies Act of the Cayman Islands, or the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as an exempted limited duration company; and

•	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

Holders of our ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our Register of Members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits and out of share premiums. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Register of members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•

the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted). Upon the completion of this public offering, the register of members will be immediately updated to reflect the issue of ordinary shares by us as to the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their names.

If the name of any person is incorrectly entered in or omitted from the register of members, or if default occurs or unnecessary delay takes place in entering in the register the fact of any person having ceased to be a member, the person or member aggrieved or any member of our company or the company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied with the justice of the case, make an order for the rectification of the register.

Voting rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each ordinary share shall, on a poll, be entitled to one vote on all matters subject to the vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman [or any shareholder present at the meeting]. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, which can be an annual general meeting or a special meeting of shareholders. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our post-IPO memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, sub-divide or consolidate our share capital by ordinary resolution.

General meetings and shareholder proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by rules of the New York Stock Exchange.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by a majority of our directors. Advance notice of at least [seven calendar days] is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, [one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third] of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-IPO memorandum and articles of association provide that upon the requisition of shareholders holding shares which carry in aggregate [at least 20% of the total number of votes attaching to all of our issued and outstanding shares] entitled to vote at general meetings our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting; however, our post-IPO memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of ordinary shares

Subject to the restrictions in our amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid-up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the ordinary shares transferred are fully paid or free of any lien in favor of us; or

•	a fee of such maximum sum as New York Stock Exchange may determine to be payable or such lesser sum as the directors may from time to time require, is paid to the company thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on ordinary shares and forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, repurchase and surrender of ordinary shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of a company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by its articles of association, out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies

Act no such share may be redeemed or repurchased (a) unless it is fully paid-up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares, may be subject to any rights or restrictions attached to any class varied with the [consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class]. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges). See “Where You Can Find Additional Information.”

Changes in capital

Our shareholders may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•

sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Subject to the Companies Act, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and similar arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies, and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected (within four months), the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction by way of a scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a noncontrolling shareholder may be permitted to commence a class action against or derivative actions in our name to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of directors and executive officers and limitation of liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-IPO memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-IPO memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company including a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the English and commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our post-IPO memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-IPO memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate [at least 20%] of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-IPO memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-IPO memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one who owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under the Companies Act, a Cayman Islands company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of rights of shares

If at any time, our share capital is divided into different classes of shares, under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association and as permitted by the Companies Act, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of [75%] of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act, our post-IPO memorandum and articles of association may only be amended by a special resolution of our shareholders.

Anti-takeover provisions

Some provisions of our post-IPO memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of non-resident or foreign shareholders

There are no limitations imposed by foreign law or by our post-IPO memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our post-IPO memorandum and articles of association that require the Company to disclose shareholder ownership above any particular ownership threshold.

Staggered board of directors

The Companies Act and our post-IPO memorandum and articles of association do not contain provisions that require staggered board arrangements for a Cayman Islands company.

History of Securities Issuances

The following is a summary of our securities issuance in the past three years.

Ordinary shares

Upon its incorporation on May 16, 2018, our company issued an aggregate of 50,000 ordinary shares to McGrath Tonner Corporate Services Limited and 58 Daojia Inc., for an aggregate consideration of US$50,000. On February 3, 2020, we issued 4,813,458 ordinary shares to 58 Daojia Inc. at par value.

Share split and re-designation

On January 21, 2019, we accepted the surrender of 49,000 of the then issued ordinary shares by 58 Daojia Inc. On the same date and following the surrender, we effected a 400,000-for-1 share split whereby each of our then authorized and outstanding ordinary shares, par value US$1.00 each, was divided into 400,000 ordinary shares, par value US$0.0000025 each. Following the sub-division, we reclassified and re-designated our authorized share capital of US$50,000 into 20,000,000,000 shares comprising (i) 18,600,000,000 Class A ordinary shares, (ii) 1,000,000,000 Class B ordinary shares and (iii) 400,000,000 Series A preferred shares. The share split has been retroactively reflected for all periods presented in this prospectus.

Series A financing

From January to October 2019, we issued Series A preferred shares and warrants to a group of investors.

Preferred shares

On January 21, 2019, we issued (i) 2,000,000 Series A preferred shares to Binghe Age Group Corporation, (ii) 20,000,000 Series A preferred shares to Media Global Management Limited and (iii) 4,000 Series A preferred shares to Trumpway Limited, for an aggregate consideration of US$55,010,000.

On February 3, 2020, we issued (i) 200,000 Series A preferred shares to Binghe Age Group Corporation and (ii) 2,000,000 Series A preferred shares to Media Global Management Limited at par value.

Warrants

In January and October 2019, certain investors entered into interest free convertible loans with Daojia VIE and Haodaojia VIE in an aggregated principal amount of RMB414,979,550. In consideration of the principal amount of these convertible loans, we issued warrants to these investors.

On January 21, 2019, we issued three warrants, which were subsequently amended on February 3, 2020, to Ningbo Meishan Bonded Port Zhongxing Zhuoyue Equity Investment Partnership, Gongqingcheng Fengyunyijia Investment Management Partnership and Changsha Xiaoxiangjunchuang Private Equity Funds Partnership, respectively, referred to as Series A Warrants. The holders of Series A Warrants may subscribe up to 16,598,780 Series A preferred shares upon exercise of the Series A Warrants by the holders or the affiliates designated by the holders starting from January 21, 2019 and on or prior to the sixtieth (60th) days after the repayment of the convertible loans issued by the PRC entity designated by our company.

Subsequent to the issuance of the Series A Warrants and on October 31, 2019, we issued two additional warrants to Hainan Fengrong Equity Investment Partnership, the warrant to which was subsequently amended on February 3, 2020, and to Zhuhai Hengqin Ruilin Investment Partnership, respectively, referred to as Additional Series A Warrants. The holders of Additional Series A Warrants may subscribe up to 9,504,000 Series A preferred shares upon exercise of Additional Series A Warrants by the holders or the affiliates designated by the holders starting from October 31, 2019 and on or prior to the sixtieth (60th) days after the repayment of the convertible loans issued by the PRC entity designated by our company.

On April 26, May 12 and May 13, 2021, the holders of the Series A Warrants and Additional Series A Warrants exercised their rights to acquire 26,102,780 Series A preferred shares for a total consideration in U.S. dollar equivalent to RMB414,979,550.

Series B financing

On February 14, 2020, we issued (i) 23,553,964 Series B preferred shares to SCC Growth V Holdco I, Ltd. and (ii) 11,776,982 Series B preferred shares to All-Stars PESP VII Limited, for an aggregate consideration of US$90,000,000. On June 19, 2020, 5,888,491 Series B preferred shares were transferred by All-Stars PESP VII Limited to All-Stars PEIISP II Limited.

On March 31, 2020, we issued 3,925,661 Series B preferred shares to VMS DJ Limited for an aggregate consideration of US$10,000,000.

On April 19, 2021, we issued 3,925,661 Series B preferred shares to Trumpway Limited for an aggregate consideration of US$10,000,000.

Series C financing

On April 20, 2021, we issued 15,737,450 Series C preferred shares to Momo Technology for an aggregate consideration of RMB300,000,000, equivalent to US$46,254,182. Concurrently with the issuance of Series C preferred shares to Momo Technology, Daojia VIE and Haodaojia VIE entered into convertible loans agreements with an entity designated by Momo Technology in an aggregate principal amount of RMB300,000,000.

Restricted share units

During 2019 and 2020, we granted RSUs to our key management and certain of our shareholders and investors. As of the date of this prospectus, the aggregate number of our outstanding RSUs is 99,895,791, including 8,727,105 RSUs granted to our key management.

Option grants

We granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See “Management—Stock Incentive Plan.”

Shareholders Agreement

We entered into the third amended and restated shareholders agreement on April 20, 2021, or Shareholders Agreement, with our shareholders, which consist of holders of ordinary shares and preferred shares.

The Shareholders Agreement provides for certain preferential rights, including right of first refusal, co-sale rights, preemptive rights and provisions governing the board of directors and other corporate governance matters. Those preferential rights will automatically terminate upon the completion of a qualified initial public offering.

Matters requiring shareholders’ approval

Pursuant to the Shareholders Agreement, we may not conduct certain corporate actions without approval or written consent from 58 Daojia Inc. and certain other shareholders on a collective basis. The actions subject to such approval requirements include, among others, (i) liquidation and dissolution, (ii) amendment of memorandum and articles, (iii) creation or issuance of any equity or equity-linked security, (iv) merger or consolidation, (v) distribution of dividend, (vi) incurrence of indebtedness above a certain threshold, (vii) amendment of share incentive plans, (viii) approval for an initial public offering, (ix) approval or amendment to our annual budget or business plan, and (x) terminating or modifying employment of our key employees or approving candidates and employment terms for key employees. The approvals required in connection with annual budget and key employees from shareholders other than 58 Daojia Inc. are considered substantive participating rights held by such shareholders. As a result, 58 Daojia Inc. ceased to consolidate the financial results of our company upon the completion of our Series B financing in February 2020. These participating rights will automatically terminate upon the completion of this offering.

Registration rights

We have granted certain registration rights to holders of our registrable securities, which includes our ordinary shares issued or to be issued to be converted from Class B ordinary shares, preferred shares and warrants owned or acquired by holders of preferred shares. Below is a description of the registration rights under our third amended and restated shareholders agreements.

Demand registration rights

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Registration other than on Form F-3 or Form S-3. Holder(s) holding 10% or more of outstanding registrable securities held by all holders may request us in writing to effect a registration for their shares. Upon receipt of such a request, we shall promptly give written notice of the proposed registration to all holders of registrable securities and use our best efforts to register the shares requested to be registered within twenty days. We have the right to defer filing of a registration statement for a period of not more than 90 days if we furnish to the holders a certificate signed by the our president or chief executive officer stating that in the good faith judgment of our board of directors that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any 12-month period and cannot register any other securities during such period. We shall be obligated to effect no more than three registrations that have been declared and ordered effective. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of registrable securities to be underwritten in a registration, the underwriters may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated (a) first, to our company, (b) second, to each of the holders requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and (c) third, to holders of other securities of our company.

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Registration on Form F-3 or Form S-3. Any holders of registrable securities may request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 and Form S-3. We should promptly give a written notice to all other holders of registrable securities, and make best efforts to effect the registration of the securities on Form F-3 or Form S-3 within 14 days after we delivered such written notice. We have the right to defer filing of a registration statement for a period of not more than 90 days if we furnish to the holders a certificate signed by the our president or chief executive officer stating that in the good faith judgment of our board of directors that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any 12-month period and cannot register any other securities during such period. We shall be obligated to effect no more than two registrations that have been declared and ordered effective within any 12-month period.

Piggyback registration rights

If we propose to register for our own account any of our equity securities, or for the account of any holder, other than current shareholders, of such equity securities, in connection with the public offering, we shall offer holders of our registrable securities an opportunity to be included in such registration. If a holder decides not to include all or any of its registrable securities in such registration, such holder will continue to have the right to include any registrable securities in any subsequent registration statement as may be filed by us, subject to certain limitations.

Expenses of registration

All expenses incurred in connection with any registration (excluding all underwriting discounts, selling commissions and fees payable to our transfer agent or depositary bank which shall be borne by the holders requesting registration on a pro rata basis in proportion to their respective numbers of registrable securities sold in such registration) shall be borne by the Company. Notwithstanding the foregoing, we shall not be required to pay for any expenses of any registration proceeding if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, unless the holders of a majority of the registrable securities then outstanding agree that such registration constitutes the use by the holders of one demand registration (in which case such registration shall also constitute the use by all holders of registrable securities of one such demand registration); provided, however, that if at the time of such withdrawal, the holders requesting the withdrawal have learned of a material adverse change in the condition, business, or prospects of us not known to the holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change, then the holders shall not be required to pay any of such expenses (and such registration shall not constitute the use of a demand registration).

Termination of obligations

The registration rights set forth above will terminate on the earlier of (i) the fifth anniversary of a qualified initial public offering of ours and (ii) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during any given 90-day period without registration.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                 will register and deliver the ADSs. Each ADS will represent ownership of                  ordinary shares, deposited with                 ,                  Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at                 .

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “—Jurisdiction and Arbitration.”

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADS

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions that it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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Elective distributions in cash or shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to purchase additional shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancelation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

•

Other distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancelation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

[Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180-days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”]

How do ADS holders cancel an American depositary share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash).

Up to US$0.05 per ADS issued

• Cancelation of ADSs, including the case of termination of the deposit agreement.	Up to US$0.05 per ADS canceled

• Distribution of cash dividends.	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements.	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs.	Up to US$0.05 per ADS held

• Depositary Services.	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•

taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit);

•	fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs;

•	any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancelation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancelation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities

If we:	Then:

Distribute securities on the ordinary shares that are not distributed to you, or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancelation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to our company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, the City of New York to record and process the issuance, cancelation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary and the custodian; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•

are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•

are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we agree to indemnify the depositary under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under federal securities laws in federal courts.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities;

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

•

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

•	This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding, representing              ordinary shares, or approximately             % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. While we intend to list the ADSs on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop in our ordinary shares not represented by the ADSs.

Lock-Up Agreements

[All of our existing shareholders, certain holders of our share-based awards and all of our directors and executive officers have agreed with the underwriters not to, without the prior consent of the representatives, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement (other than a registration statement on Form S-8) with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus), subject to certain exceptions.

In addition, through a letter agreement, we will instruct             , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and we have agreed not to provide consent without the prior written consent of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.]

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:

•

1% of our then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately              ordinary shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, on the New York Stock Exchange, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—History of Securities Issuances—Registration Rights.”

TAXATION

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the PRC EIT Law. The PRC EIT Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the PRC EIT Law merely define the location of the “de facto management body” as the “body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.” Based on a review of the facts and circumstances, we do not believe that our company or our subsidiaries in the Cayman Islands and Hong Kong should be considered a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If our company were to be considered a PRC resident enterprise, a number of unfavorable PRC tax consequences could follow. For example, any gain realized on the sale or other disposition of our ADSs or ordinary shares by investors that are non-PRC enterprises and any interest or dividends payable by us to such investors is subject to PRC income tax at a rate of 10%. In case of investors that are non-PRC individuals, the applicable PRC income tax rate is 20%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	investors who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	investors that actually or constructively own 10% or more of our stock (by vote or value);

•

partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs representing our shares and our company if, as a result of such actions, the holders of ADSs representing our ordinary shares are not properly treated as beneficial owners of the underlying shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs (and their subsidiaries) as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs (and their subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected proceeds from this offering and projections as to the value of our assets based in part on the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Furthermore, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Our United States counsel expresses no opinion with respect to our PFIC status for our current taxable year, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

Because determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill and other unbooked intangibles at that time, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we are not currently and will not be or become classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We intend to apply to list the ADSs on the New York Stock Exchange. Provided the listing is approved on the New York Stock Exchange, which is an established securities market in the United States, the ADSs are expected to be readily tradable. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law (see “Taxation—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of Treasury of the United States has determined is satisfactory for the purpose of being a “qualified foreign corporation”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC EIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIEs, or any of the subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs, and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, will be treated as traded on a qualified exchange or other market upon their listing on the New York Stock Exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the IRS and United States backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

UNDERWRITING

We are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, UBS Securities LLC and China International Capital Corporation Hong Kong Securities Limited are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
J.P. Morgan Securities LLC
UBS Securities LLC
China International Capital Corporation Hong Kong Securities Limited
Total:

The underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$             per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$             per ADS from the initial public offering price. After the initial offering of the ADSs to the public, if all of the ADSs are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ADSs made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional ADSs from us to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ADSs. If any ADSs are purchased with this option to purchase additional ADSs, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is US$             per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Without option to purchase additional ADS exercise	With full option to purchase additional ADS exercise
Per ADS	US$	US$
Total	US$	US$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, UBS Securities LLC and China International Capital Corporation Hong Kong Securities Limited for a period of 180 days after the date of this prospectus, other than the ADSs to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of our ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted share units, or RSUs, including net settlement, in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of our ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus; provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and [our shareholders holding in the aggregate approximately     % of the outstanding shares of our ordinary shares] (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of [180] days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the representatives, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs (including, without limitation, ordinary shares, ADSs or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the ordinary shares and ADSs, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes; (ii) by will or intestacy; (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member; (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv); (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law; provided that in the case of any transfer pursuant to clauses (i) through (vi), each transferee shall be subject to restrictions similar to those in the immediately preceding paragraph, and no public announcement or filing under the Exchange Act shall be required or voluntarily made in connection with such transfer; (viii) to us from an employee upon death, disability or termination of employment of such employee; (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering provided that no public announcement or filing under the Exchange Act shall be required or voluntarily made in connection with such sale; (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase our ordinary shares or ADSs (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments; or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into our ordinary shares or ADSs, or warrants to acquire our ordinary shares or ADSs, provided that any ordinary shares, ADSs or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period; and (e) the sale of ADSs pursuant to the terms of the underwriting agreement.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements with the underwriters described above in whole or in part at any time.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our ordinary shares or ADSs who are not also record holders in respect of such ordinary shares or ADSs are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact the price of the ADSs. In addition, a shareholder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of or attempt to sell short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our ADSs approved for listing/quotation on the New York Stock Exchange under the symbol “JIA.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded ADSs or ordinary shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

[Directed Share Program

At our request, the underwriters have reserved, at the initial public offering price, up to              ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia. This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Bermuda. The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands. The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands)(“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Bahamas. The ADSs may not be offered or sold in The Bahamas via a public offer. The ADSs may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

Canada. The ADSs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. It is required that none of the underwriters offers or sells, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Center (“DIFC”). This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area. In relation to each Member State of the European Economic Area (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Issuer that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

France. Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong. The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, qualified investors listed in the first addendum, or the Addendum, to the Israeli Securities Law. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

Italy. The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

•

to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Decree No. 58, and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended, or the Regulation No. 16190, pursuant to Article 34-ter, paragraph 1, letter. b) of the CONSOB Regulation No. 11971 of May 14, 1999, as amended, or the Regulation No. 11971; or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly, or sistematicamente, distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan. The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Korea. The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including, but not limited to, requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and

Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Monaco. The ADSs may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.

New Zealand. This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The ADSs may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

•	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for reoffering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Qatar. The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia. This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated October 4, 2004, as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Singapore. Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or

(iv)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of the ADSs, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the ADSs are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Africa. Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the ADSs in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)

the offer, transfer, sale, renunciation or delivery is to:

(i)  persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)  the South African Public Investment Corporation;

(iii)   persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v)   financial institutions recognized as such under South African law;

(vi) a wholly owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)  any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

[No South African residents or offshore subsidiary of a South African resident may subscribe for or purchase any of the ADSs or beneficially own or hold any of the ADSs unless specific approval has been obtained from the financial surveillance department of the South African Reserve Bank (the “SARB”) by such persons or such subscription, purchase or beneficial holding or ownership is otherwise permitted under the South African Exchange Control Regulations or the rulings promulgated thereunder (including, without limitation, the rulings issued by the SARB providing for foreign investment allowances applicable to persons who are residents of South Africa under the applicable exchange control laws of South Africa).]

Switzerland. The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under, art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to us or the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to us or the ADSs or the offering have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan. The ADSs have not been and will not be, registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and

Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates. The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Center) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Center) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Center) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom. In relation to the United Kingdom, no ADSs have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that the ADSs may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the ADSs shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
Stock Exchange Market and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Cooley LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC laws will be passed upon for us by Tian Yuan Law Firm and for the underwriters by Commence & Finance Law Offices. Cooley LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Tian Yuan Law Firm with respect to matters governed by PRC laws. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Commence & Finance Law Offices with respect to matters governed by PRC laws.

EXPERTS

The financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1, including exhibits, with the SEC under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement of which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

58 DAOJIA LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 58 Daojia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 58 Daojia Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in invested deficit/shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2(o) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 15, 2021

We have served as the Company’s auditor since 2019.

58 DAOJIA LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
		2019	2020	2020
	Note	RMB	RMB	US$
				Note 2(e)
Assets
Current assets:
Cash and cash equivalents		287,517	508,427	77,920
Restricted cash		50	351	54
Accounts receivable, net	14	10,631	6,287	964
Prepayments and other current assets	5	94,926	97,224	14,900

Total current assets		393,124	612,289	93,838

Non-current assets:
Property, equipment and software, net	6	64,250	52,713	8,079
Long-term investments	7	14,130	19,798	3,034
Operating lease right-of-use assets	15	—	200,802	30,774
Intangible assets, net	4	—	6,067	930
Goodwill	4	—	15,892	2,436
Long-term prepayments and other non-current assets	8	15,393	20,027	3,069

Total non-current assets		93,773	315,299	48,322

Total assets		486,897	927,588	142,160

Liabilities

Current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB860,861 and RMB890,823 as of December 31, 2019 and 2020, respectively):

Accounts payable	9	47,914	186,047	28,513
Taxes payable	13	7,619	9,653	1,479
Salary and welfare payables		175,371	136,142	20,865
Amounts due to 58 Daojia Inc. Group	23	68,392	79,728	12,219
Accrued expenses and other current liabilities	10	738,035	569,549	87,288
Operating lease liabilities-current	15	—	59,811	9,166
Contract liabilities	14	21,364	142,078	21,774

Total current liabilities		1,058,695	1,183,008	181,304

Non-current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of nil and RMB143,064 as of December 31, 2019 and 2020, respectively)

Deferred tax liabilities	12	—	1,575	242
Convertible loans	17	423,029	460,401	70,560
Operating lease liabilities-non current	15	—	141,489	21,684

Total non-current liabilities		423,029	603,465	92,486

Total liabilities		1,481,724	1,786,473	273,790

58 DAOJIA LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
		2019	2020	2020
	Note	RMB	RMB	US$
				Note 2(e)
Commitments and contingencies (Note 24)
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0000025 par value; 400,000,000 shares authorized as of December 31, 2019 and 2020; 22,004,000 and 24,204,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	16	396,302	432,039	66,213
Series B convertible redeemable preferred shares (US$0.0000025 par value; nil and 50,000,000 shares authorized as of December 31, 2019 and 2020, respectively; nil and 39,256,607 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	16	—	741,623	113,659

Total mezzanine equity		396,302	1,173,662	179,872

Invested deficit / shareholders’ deficit
Invested deficit		(1,391,129)	—	—
Class A ordinary shares (US$0.0000025 par value, 18,600,000,000 and 18,550,000,000 shares authorized as of December 31, 2019 and 2020, respectively; no shares issued and outstanding as of December 31, 2019 and 2020)	18	—	—	—
Class B ordinary shares (US$0.0000025 par value, 1,000,000,000 shares authorized as of December 31, 2019 and 2020; 400,000,000 and 404,813,458 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	18	—	6	1
Additional paid-in capital		—	1,102,839	169,017
Accumulated deficit		—	(3,143,170)	(481,712)
Accumulated other comprehensive loss		—	(21,789)	(3,339)

Total invested deficit / 58 Daojia Limited shareholders’ deficit		(1,391,129)	(2,062,114)	(316,033)

Noncontrolling interests		—	29,567	4,531

Total invested deficit/shareholders’ deficit		(1,391,129)	(2,032,547)	(311,502)

Total liabilities, mezzanine equity and invested deficit/shareholders’ deficit		486,897	927,588	142,160

The accompanying notes are an integral part of these consolidated financial statements.

58 DAOJIA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data, or otherwise noted)

		For the year ended December 31,
		2018	2019	2020	2020
	Notes	RMB	RMB	RMB	US$
					Note 2(e)
Revenues	20	398,699	611,054	711,081	108,978
Cost of revenues (including RMB3,750, RMB20,618 and RMB9,705 from 58 Daojia Inc. Group for the year ended December 31, 2018, 2019 and 2020, respectively)		(346,963)	(451,623)	(432,936)	(66,350)

Gross profit		51,736	159,431	278,145	42,628
Operating expenses:
Sales and marketing expenses (including RMB14,631, RMB97,245 and RMB22,713 from 58 Daojia Inc. Group for the year ended December 31, 2018, 2019 and 2020, respectively)		(348,019)	(431,483)	(604,312)	(92,615)
General and administrative expenses (including RMB92,498, RMB105,154 and RMB64,083 from 58 Daojia Inc. Group for the year ended December 31, 2018, 2019 and 2020, respectively)		(115,957)	(175,012)	(194,948)	(29,877)
Research and development expenses (including RMB44,043, RMB72,780 and RMB22,216 from 58 Daojia Inc. Group for the year ended December 31, 2018, 2019 and 2020, respectively)		(178,868)	(168,717)	(112,367)	(17,221)

Total operating expenses		(642,844)	(775,212)	(911,627)	(139,713)

Loss from operations		(591,108)	(615,781)	(633,482)	(97,085)

Other income/(expenses):
Investment income		—	52	—	—
Interest income		584	3,207	3,738	573
Fair value change of convertible loans	17	—	(8,050)	(37,372)	(5,728)
Share of gain of equity method investee	7	—	530	11,268	1,727
Others, net (including nil, RMB1,087 and RMB 2,168 from 58 Daojia Inc. Group for the year ended December 31, 2018, 2019 and 2020, respectively)	21	(705)	4,451	41,170	6,310

Loss before income tax		(591,229)	(615,591)	(614,678)	(94,203)

Income tax expenses	12	—	—	(16)	(2)

Net loss		(591,229)	(615,591)	(614,694)	(94,205)

Less: Net loss attributable to noncontrolling interests		—	—	(383)	(59)

Net loss attributable to 58 Daojia Limited		(591,229)	(615,591)	(614,311)	(94,146)

Accretions of convertible redeemable preferred shares to redemption value		—	(31,171)	(86,725)	(13,291)

Net loss attributable to ordinary shareholders of 58 Daojia Limited		(591,229)	(646,762)	(701,036)	(107,437)

58 DAOJIA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

		For the year ended December 31,
		2018	2019	2020	2020
	Notes	RMB	RMB	RMB	US$
					Note 2(e)
Net loss		(591,229)	(615,591)	(614,694)	(94,205)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax		107	1,734	(23,630)	(3,621)

Total other comprehensive income/(loss)		107	1,734	(23,630)	(3,621)

Total comprehensive loss		(591,122)	(613,857)	(638,324)	(97,826)

Less: Comprehensive loss attributable to noncontrolling interests		—	—	(383)	(59)

Comprehensive loss attributable to 58 Daojia Limited		(591,122)	(613,857)	(637,941)	(97,767)
Accretions of convertible redeemable preferred shares to redemption value	16	—	(31,171)	(86,725)	(13,291)

Comprehensive loss attributable to ordinary shareholders of 58 Daojia Limited		(591,122)	(645,028)	(724,666)	(111,058)

Net loss per ordinary share
— Basic	22	(1.48)	(1.62)	(1.73)	(0.27)
— Diluted	22	(1.48)	(1.62)	(1.73)	(0.27)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	22	400,000,000	400,000,000	404,366,306	404,366,306

Share-based compensation expenses included in:
Sales and marketing expenses	19	16	15	—	—
General and administrative expenses	19	338	9,369	6,378	977
Research and development expenses	19	14	18	—	—

The accompanying notes are an integral part of these consolidated financial statements.

58 DAOJIA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN INVESTED DEFICIT / SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Invested deficit	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total	Noncontrolling interest	Total Invested deficit/ shareholders’ deficit
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	—	—	—	—	—	(384,870)	—	—	(384,870)	—	(384,870)

Net loss	—	—	—	—	—	(591,229)	—	—	(591,229)	—	(591,229)
Parent company contribution	—	—	—	—	—	201,418	—	—	201,418	—	201,418
Foreign currency translation adjustment	—	—	—	—	—	107	—	—	107	—	107

Balance as of December 31, 2018	—	—	—	—	—	(774,574)	—	—	(774,574)	—	(774,574)

Net loss	—	—	—	—	—	(615,591)	—	—	(615,591)	—	(615,591)
Parent company contribution	—	—	—	—	—	19,251	—	—	19,251	—	19,251
Foreign currency translation adjustment	—	—	—	—	—	1,734	—	—	1,734	—	1,734
Share-based compensation	—	—	—	—	—	9,222	—	—	9,222	—	9,222
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	(31,171)	—	—	(31,171)	—	(31,171)

Balance as of December 31, 2019	—	—	—	—	—	(1,391,129)	—	—	(1,391,129)	—	(1,391,129)

Completion of reorganization	—	—	400,000,000	6	1,184,947	1,391,129	(2,528,859)	1,841	49,064	—	49,064
Issuance of ordinary shares to 58 Daojia Inc.	—	—	4,813,458	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(614,311)	—	(614,311)	(383)	(614,694)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(23,630)	(23,630)	—	(23,630)
Share-based compensation	—	—	—	—	4,617	—	—	—	4,617	—	4,617
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(86,725)	—	—	—	(86,725)	—	(86,725)
Capital injection from noncontrolling interest shareholders	—	—	—	—	—	—	—	—	—	29,950	29,950

Balance as of December 31, 2020	—	—	404,813,458	6	1,102,839	—	(3,143,170)	(21,789)	(2,062,114)	29,567	(2,032,547)

The accompanying notes are an integral part of these consolidated financial statements.

58 DAOJIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

		For the year ended December 31,
		2018	2019	2020	2020
	Note	RMB	RMB	RMB	US$
					Note 2(e)
Cash flows from operating activities:
Net loss		(591,229)	(615,591)	(614,694)	(94,205)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	19	368	9,402	6,378	977
Depreciation and amortization expenses		4,450	12,976	16,939	2,596
Impairment loss of accounts receivable		—	53	118	18
Impairment loss of prepayments and other current assets		932	3,489	4,701	720
Share of gains of an equity method investee	7	—	(530)	(11,268)	(1,727)
Fair value change of convertible loans	17	—	8,050	37,372	5,728
Loss from disposal of property, equipment and software and other assets		—	—	2,309	354
Foreign currency exchange gains, net	21	(281)	(595)	(28,770)	(4,409)
Changes in operating assets and liabilities:
Accounts payable		6,602	25,570	141,941	21,753
Accounts receivable, net		496	(8,500)	3,859	591
Prepayments and other current assets		(17,085)	(66,363)	(24,966)	(3,826)
Operating lease right-of-use assets		—	—	(42,105)	(6,453)
Contract liabilities		—	21,364	120,714	18,500
Taxes payable		(531)	6,460	3,388	519
Salary and welfare payables		67,340	55,264	(40,802)	(6,253)
Amounts due to 58 Daojia Inc. Group		—	4,463	6,377	977
Accrued expenses and other current liabilities		185,442	192,796	(133,452)	(20,454)
Operating lease liabilities		—	—	45,526	6,977

Net cash used in operating activities		(343,496)	(351,692)	(506,435)	(77,617)

Cash flows from investing activities:
Purchase of property, equipment and software		(27,508)	(48,522)	(21,047)	(3,226)
Cash received for disposal of property, equipment and software		—	4	366	56
Purchase of long-term investments		—	(13,600)	—	—
Purchase of short-term investments		—	(5,264)	—	—
Proceeds from maturity of short-term investments		—	5,264	—	—
Cash paid for business combination, net of cash acquired	4	—	—	(2,650)	(406)

Net cash used in investing activities		(27,508)	(62,118)	(23,331)	(3,576)

Cash flows from financing activities:
Payment for issuance cost of convertible loans	17	—	(4,741)	—	—
Cash advances from 58 Daojia Inc. Group	23	204,313	149,714	10,790	1,654
Cash repayment to 58 Daojia Inc. Group	23	(149,000)	(269,790)	(5,832)	(894)
Contribution from 58 Daojia Inc. Group	23	201,050	19,071	49,064	7,519
Proceeds from issuance of convertible loans	17	—	414,979	—	—
Proceeds from issuance of Series A Preferred Shares, net of issuance cost	16	—	365,131	—	—
Proceeds from issuance of Series B Preferred Shares, net of issuance cost	16	—	—	690,635	105,844
Capital injection from noncontrolling interest shareholders		—	—	29,950	4,590

Net cash provided by financing activities		256,363	674,364	774,607	118,713

58 DAOJIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

		For the year ended December 31,
		2018	2019	2020	2020
	Note	RMB	RMB	RMB	US$
					Note 2(e)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		107	1,734	(23,630)	(3,618)
Net (decrease)/increase in cash, cash equivalents and restricted cash		(114,534)	262,288	221,211	33,902
Cash, cash equivalents and restricted cash at the beginning of the year		139,813	25,279	287,567	44,072

Cash, cash equivalents and restricted cash at the end of the year		25,279	287,567	508,778	77,974

Supplemental disclosure of cash flow information:
Income taxes paid		—	—	10	2
Non-cash investing and financing activities:
Non-cash contribution from parent company for share-based compensation related to 2015 Share Incentive Plan of 58 Daojia Inc.	23	368	180	—	—
Accretions of convertible redeemable preferred shares to redemption value	16	—	31,171	86,725	13,291
Non-cash consideration for business combination	4	—	—	5,600	858

The accompanying notes are an integral part of these consolidated financial statements.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	Operations and Reorganization

(a)	Nature of operations

58 Daojia Limited (the “Company” or “58 Home”) was incorporated in the Cayman Islands in May 2018 as an exempted company with limited liability. The Company (and its predecessors prior to the reorganization) through its subsidiaries, including wholly-foreign owned enterprises (“WFOEs”), its variable interest entities (“VIEs”), and VIEs’ subsidiaries (collectively, the “Group”), operates mobile-based platforms for home services such as housekeeping service, nanny services, maternity nurse and infant nanny service, which directly connect consumers and individual service providers (the “Home Business”) in the People’s Republic of China (“PRC” or “China”).

(b)	Reorganization

Prior to the establishment of the Company, the Home Business was founded and carried out by the Company’s principal shareholder, 58 Daojia Inc., which was incorporated in the British Virgin Islands (“BVI”) in January 2015, through its subsidiaries, including WFOEs, VIEs and VIEs’ subsidiaries (collectively, the “58 Daojia Inc. Group”). The Home Business hosted by 58 Daojia Inc. Group is also referred to as the “Predecessor Operations”. 58 Daojia Inc. Group also provides ad-hoc delivery services in China. In order for an initial public offering of the Home Business, the Company was established in connection with a group reorganization (the “Reorganization”) of 58 Daojia Inc.. The Reorganization was approved by the Board of Directors and shareholders of 58 Daojia Inc. in January 2019. As part of the Reorganization, the Predecessor Operations was to be transferred to the Company commencing from January 2019, through a series of contemplated reorganization steps. The Reorganization was completed in January 2020.

To effect the transfer of the Predecessor Operations to the Company, the following major steps were undertaken:

(1)	Incorporation of the Company and its subsidiaries

In December 2017, 58 Daojia Inc. established a wholly-owned subsidiary, 58 Daojia Home Service Inc. in the Cayman Islands and in the same month, 58 Daojia Home Service Inc. established a wholly-owned subsidiary 58 Daojia Home Holdings Limited in Hong Kong. In January 2018 and April 2018, 58 Daojia Home Holdings Limited established wholly-owned PRC subsidiaries, namely Changsha Daojia Youxiang Network Technology Limited and Shanghai Daojia Youxiang Home Service Limited, respectively.

In May 2018, 58 Daojia Inc. established another wholly-owned subsidiary, 58 Daojia Life Service Inc. in the Cayman Islands and in the next month, 58 Daojia Life Service Inc. established a wholly-owned subsidiary 58 Daojia Platform Holdings Limited in Hong Kong. In July 2018, 58 Daojia Platform Holdings Limited established a wholly-owned PRC subsidiary, Tianjin 58 Daojia Information Technology Limited.

In May 2018, the Company was incorporated in the Cayman Islands as an offshore holding company to facilitate offshore financing and listing. The Company subsequently became the parent company of 58 Daojia Home Service Inc. and 58 Daojia Life Service Inc., respectively.

(2)	Transfer of key employees, contracts and Home Business to the Group

Pursuant to the Reorganization agreements between the Group and 58 Daojia Inc. Group entered into in January 2019, all key employees, contracts, operating assets and liabilities relating to the Predecessor Operations

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	Operations and Reorganization (Continued)

(b)	Reorganization (Continued)

(2)	Transfer of key employees, contracts and Home Business to the Group (Continued)

were transferred to the Group gradually, and the transfer was completed in January 2020. Certain managerial personnel serving both the Predecessor Operations and other businesses in 58 Daojia Inc. Group would not sign the labor contracts with the entities in the Group upon completion of Reorganization, and would continue to serve as employees of the 58 Daojia Inc. Group, which shall allocate and charge their payroll expenses to the Group as part of the management fee.

The ownership structure of the major subsidiaries and VIEs of the Group as of December 31, 2020 has been set forth as below:

Name	Date of incorporation or acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
58 Daojia Home Service Inc.	December 2017	The Cayman Islands	100%
58 Daojia Life Service Inc.	May 2018	The Cayman Islands	100%
58 Daojia Home Holdings Limited	December 2017	Hong Kong	100%
58 Daojia Platform Holdings Limited	June 2018	Hong Kong	100%
Changsha Daojia Youxiang Network Technology Limited (“Changsha Daojia Youxiang”)	January 2018	PRC	100%
Shanghai Daojia Youxiang Home Service Limited	April 2018	PRC	100%
Tianjin Wuba Daojia Information Technology Limited (“Tianjin Wuba Daojia”)	July 2018	PRC	100%
Changsha Daojia Youxiang Home Service Co., Ltd. (“Changsha Daojia Youxiang Home Service”)	January 2018	PRC	100%
Wuba Daojia Co., Ltd. (“Wuba Daojia”)	August 2015	PRC	100%
Tianjin Haodaojia Information Technology Co., Ltd. (“Tianjin Haodaojia”)	July 2018	PRC	100%
Swan Daojia Digital Technology Co., Ltd.	January 2020	PRC	50.08%

(3) Post Reorganization transactions

After completion of Reorganization, 58 Daojia Inc. lost control over the Company upon issuance of the Series B Preferred Shares of the Company in February 2020, as certain veto rights granted to Series B Preferred Shares holders were considered substantive participating rights in accordance with ASC 810-10 (see Note 16).

The Company expects that, after closing of its initial public offering, the existing shareholders of 58 Daojia Inc. would become shareholders of the Company through a distribution of the Company’s shares in proportion to 58 Daojia Inc.’s shareholding structure at that time (the “Post Reorganization Shareholding Change”).

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	Operations and Reorganization (Continued)

(c)	Basis of presentation for the Reorganization

The Predecessor Operations that were directly owned by 58 Daojia Inc. were transferred to the Group upon the Reorganization. The Reorganization was considered a common control transaction and a recapitalization of the Home Business, as 58 Daojia Inc. controlled the Predecessor Operations before and after the Reorganization. Therefore, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are attributable to the Predecessor Operations for the period presented and are prepared as if the corporate structure of the Group after the Reorganization had been in existence throughout the periods presented.

The assets and liabilities are stated at historical carrying amounts. Those assets and liabilities that are specifically related to the Predecessor Operations are included in the Group’s consolidated balance sheets. Income tax liability is calculated on a separate return basis as if the Group had filed separate tax returns. The Group’s consolidated statements of comprehensive loss consists of all the costs of doing business for the Predecessor Operations, including specifically identifiable costs and expenses and an allocation of certain costs and expenses from 58 Daojia Inc. Group using an approach that reflects the nature of the allocated items. These allocated costs and expenses consist primarily of transaction service charges, shared rental fees and shared services of management including finance, legal, and human resources, which were incurred by 58 Daojia Inc. Group but related to the Home Business. Generally, rental expenses and shared services of management were allocated to the Group based on the ratio of working hours for the Group as a proportion of total working hours for the 58 Daojia Inc. Group. Transaction service charges are allocated based on the actual volume of use. Management believes these allocations are reasonable. Such presentation may not necessarily reflect the results of operations, financial position and cash flows of the Group had it existed on a stand-alone basis.

The following table sets forth the costs and expenses allocated from 58 Daojia Inc. Group for the years ended December 31, 2018, 2019 and 2020, except for share-based compensation.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	3,750	—	—
Sales and marketing expenses	14,631	—	—
General and administrative expenses	92,498	—	—
Research and development expenses	44,043	—	—
Others, net	—	—	—

Total	154,922	—	—

In contemplation to the Reorganization, starting from January 2019, 58 Daojia Inc. Group charged the Group a management fee which consists of: (i) costs and expenses incurred by 58 Daojia Inc. Group and allocated to the Group; (ii) payments 58 Daojia Inc. Group made on behalf of the Group, and (iii) a margin over the above (i) and (ii).

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	Operations and Reorganization (Continued)

(c)	Basis of presentation for the Reorganization (Continued)

The following table sets forth the management fees charged by 58 Daojia Inc. Group for the years ended December 31, 2018, 2019 and 2020, and their classification in the Group’s consolidated statements of comprehensive loss.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	—	20,618	9,705
Sales and marketing expenses	—	97,245	22,713
General and administrative expenses	—	105,154	64,083
Research and development expenses	—	72,780	22,216
Others, net	—	1,087	2,168

Total	—	296,884	120,885

(d)	VIE arrangements

VIE arrangement before the Reorganization

Prior to the Reorganization, in order to comply with PRC laws and regulations which prohibit or restrict foreign control of companies involved in internet information services under value-added telecommunications services and certain other businesses in China, 58 Daojia Inc. Group operated its restricted businesses in PRC through its VIE, Tianjin 58 Daojia Life Services Co., Ltd. (“Tianjin 58 Home”), whose equity interests are held by its nominee shareholders. 58 Daojia Inc., through its wholly owned foreign enterprise subsidiary, Beijing 58 Daojia Information Technology Co., Ltd. (“Beijing 58 Home”), obtained control over Tianjin 58 Home by entering into a series of contractual arrangements with Tianjin 58 Home and nominee shareholders who are also referred to as nominee shareholders to (1) have power to direct the activities that most significantly affects the economic performance of Tianjin 58 Home, and (2) receive economic benefits of Tianjin 58 Home that could be significant to Tianjin 58 Home.

The contractual arrangements that were used to control Tianjin 58 Home include powers of attorney, exclusive business cooperation agreements, equity pledge agreements, exclusive option agreements and loan agreements. The following is a summary of the contractual agreements:

Contractual Arrangements with Tianjin 58 Home

58 Daojia Inc., through Beijing 58 Home, has entered into contractual arrangements with Tianjin 58 Home and its nominee shareholders as described below, which are referred to as the Tianjin 58 Home Agreements. Through the Tianjin 58 Home Agreements, Beijing 58 Home exercises control over the operations of Tianjin 58 Home and receives substantially all its economic benefits and residual interests. Through the exclusive business cooperation agreement between Beijing 58 Home and Tianjin 58 Home, Beijing 58 Home agrees to provide certain technical and business support and related consulting services to Tianjin 58 Home in exchange for service fees. In addition, pursuant to the exclusive option agreements, Tianjin 58 Home is prohibited from declaring and paying any dividends without Beijing 58 Home’s prior written consent and Beijing 58 Home enjoys an irrevocable and exclusive option to purchase Tianjin 58 Home shareholders’ equity interests, to the

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	Operations and Reorganization (Continued)

(d)	VIE arrangements (Continued)

VIE arrangement before the Reorganization (Continued)

Contractual Arrangements with Tianjin 58 Home (Continued)

extent permitted by applicable PRC laws, at a specified price equal to the loan amount provided by Beijing 58 Home to the nominee shareholders of Tianjin 58 Home. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, 58 Daojia Inc. can obtain all of the economic benefits and the residual interests of Tianjin 58 Home, such as undistributed earnings, either through dividend issuance or purchase of equity interests of Tianjin 58 Home from its nominee shareholders.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Tianjin 58 Home and Beijing 58 Home, Beijing 58 Home has the exclusive right to provide, among other things, technical support and business support and related consulting services to Tianjin 58 Home and Tianjin 58 Home agrees to accept all the consultation and services provided by Beijing 58 Home. Without Beijing 58 Home’s prior written consent, Tianjin 58 Home is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Beijing 58 Home exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Tianjin 58 Home agrees to pay a monthly service fee to Beijing 58 Home at an amount determined solely by Beijing 58 Home after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Beijing 58 Home employees providing services to Tianjin 58 Home, the value of services provided, the market price of comparable services and the operating conditions of Tianjin 58 Home. This agreement will remain effective unless Beijing 58 Home terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Tianjin 58 Home or Beijing 58 Home to renew its respective business license upon expiration. Tianjin 58 Home is not permitted to terminate this agreement in any event unless required by applicable laws. Beijing 58 Home did not collect any service fee payments from Tianjin 58 Home for the years ended December 31, 2018, 2019 and 2020.

Powers of Attorney

Pursuant to the powers of attorney, the shareholders of Tianjin 58 Home each irrevocably appointed Beijing 58 Home as the attorney-in-fact to act on their behalf on all matters pertaining to Tianjin 58 Home and to exercise all of their rights as a shareholder of Tianjin 58 Home, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Tianjin 58 Home requiring shareholders’ approval under PRC laws and regulations and the articles of association of Tianjin 58 Home, designate and appoint directors and senior management members. Beijing 58 Home may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Tianjin 58 Home. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Tianjin 58 Home.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements among Beijing 58 Home, Tianjin 58 Home and the nominee shareholders of Tianjin 58 Home, the nominee shareholders pledged all of their equity interests in Tianjin 58 Home to Beijing 58 Home to guarantee Tianjin 58 Home’s and Tianjin 58 Home’s nominee shareholders’ performance of their obligations under the contractual arrangements including, but not limited to, the payments

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	Operations and Reorganization (Continued)

(d)	VIE arrangements (Continued)

VIE arrangement before the Reorganization (Continued)

Equity Interest Pledge Agreements (Continued)

due to Beijing 58 Home for services provided. If Tianjin 58 Home or any of Tianjin 58 Home’s nominee shareholders breaches its contractual obligations under the contractual arrangements, Beijing 58 Home, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tianjin 58 Home in accordance with legal procedures. Beijing 58 Home has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Beijing 58 Home, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Tianjin 58 Home and its nominee shareholders discharges all their obligations under the contractual arrangements. These equity interest pledge agreements were registered with the Tianjin Binhai New Area Market and Quality Supervision and Administration Bureau on September 8, 2015.

Exclusive Option Agreements

Under the exclusive option agreements among Beijing 58 Home, Tianjin 58 Home and each of the nominee shareholders of Tianjin 58 Home, each of the nominee shareholders irrevocably granted Beijing 58 Home or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Tianjin 58 Home. In addition, Beijing 58 Home has the option to acquire all the equity interests held by the nominee shareholders in Tianjin 58 Home at a specified price equal to the loan amount provided by Beijing 58 Home to the individual nominee shareholders. At the moment, Beijing 58 Home cannot exercise the exclusive options to purchase the nominee shareholders’ equity interests in Tianjin 58 Home due to PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. Beijing 58 Home may exercise the options if PRC opens up these industries to foreign investment.

Loan Agreements

Pursuant to the loan agreements between Beijing 58 Home and each nominee shareholder of Tianjin 58 Home, Beijing 58 Home would provide interest-free loans with an aggregate amount of approximately RMB100 million to the individual shareholders of Tianjin 58 Home for the sole purpose of funding the capital increase of Tianjin 58 Home. The loans can be repaid by transferring the nominee shareholders’ equity interest in Tianjin 58 Home to Beijing 58 Home or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement expiring in August 2025 and can be extended with the written consent of both parties before expiration.

Management concluded that 58 Daojia Inc., through the contractual arrangements, has the power to direct the activities that most significantly impact the VIE’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIE, and therefore 58 Daojia Inc. is the ultimate primary beneficiary of the VIE constituting the Home Business. As such, 58 Daojia Inc. consolidated the financial statements of the VIE. Consequently, the financial results of the VIE directly attributable to the Predecessor Operations were included in the Group’s consolidated financial statements in accordance with the basis of presentation for the Reorganization as stated in Note 1(c).

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	Operations and Reorganization (Continued)

(d)	VIE arrangements (Continued)

VIE arrangements after the Reorganization

In connection with the Reorganization, contractual arrangements including powers of attorney, exclusive business cooperation agreements, equity pledge agreements, exclusive option agreements and loan agreements, consistent with those in place prior to the Reorganization have been entered into and among the Company’s wholly owned subsidiaries (i.e. Changsha Daojia Youxiang and Tianjin 58 Daojia), Tianjin Haodaojia, Daojia Youxiang Home Service, Wuba Daojia and the respective nominee shareholders of these VIEs.

The spouse of each nominee shareholder of Changsha Daojia Youxiang Home Service and Tianjin Haodaojia has each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably approved the execution by the nominee shareholder’s spouse of the power of attorney, equity interest pledge agreement and exclusive option agreement, and that the nominee shareholder’s spouse may perform, amend or terminate such agreements without her consent. The signing spouse confirms not to assert any rights over the equity interests in Changsha Daojia Youxiang Home Service and Tianjin Haodaojia held by the nominee shareholder.

In addition, in the event that the spouse obtains any equity interest in the Changsha Daojia Youxiang Home Service and Tianjin Haodaojia held by the nominee shareholder’s spouse for any reason, the nominee shareholder’s spouse agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by the nominee shareholder’s spouse, as may be amended from time to time.

The Group has determined that it is the primary beneficiary of these VIEs through the contractual arrangements. Accordingly, the Company consolidates these VIEs’ results of operations, assets and liabilities in the Group’s consolidated financial statements pursuant to the accounting principles generally accepted in the United States (‘‘U.S. GAAP’’) upon the execution of the new contractual arrangements.

(e)	Risks in relation to the VIE structure

It is possible that the Group’s operation of certain businesses through the VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. The Company’s management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote. In March 2019, a new draft of Foreign Investment Law (the “New Draft FIE Law”) was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect from January 1, 2020. The approved Foreign Investment Law (the “FIE Law”) does not touch upon the relevant concepts and regulatory regimes that were historically related to the regulation of VIE structures, and thus this regulatory topic remains unclear under FIE Law. Since the FIE Law is new, there are substantial uncertainties existing with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as FIEs and be subject to restrictions in the future. Such restrictions may cause interruptions to the Group’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Group’s business, financial condition and results of operations.

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, PRC government could:

•	revoke the Group’s business and operating licenses;

•	discontinue or place restrictions or onerous conditions on the Group’s operation through any transactions between our PRC subsidiaries and the Group’s VIEs;

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	Operations and Reorganization (Continued)

(e)	Risks in relation to the VIE structure (Continued)

•	impose fines, confiscate the income from our PRC subsidiaries or the VIEs, or impose other requirements with which the VIEs may not be able to comply;

•

require the Group to restructure ownership structure or operations, including terminating the contractual arrangements with VIEs and deregistering the equity pledges of VIEs, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over VIEs; or

•	restrict or prohibit use of the proceeds of this offering to finance the Group’s business and operations in China.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Company to lose the right to direct the activities of any of the VIEs (through its equity interest in its subsidiaries) or the right to receive their economic benefits, the Group would no longer be able to consolidate the relevant VIEs and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

The Company believes that the contractual arrangements among VIEs, its respective nominee shareholders and relevant WFOEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Through the design of the power of attorney agreements, the shareholders of the VIEs effectively assigned their full voting rights to WFOEs, which gives WFOEs the power to direct the activities of VIEs and VIEs’ subsidiaries. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its business mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The Company’s VIEs’ assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include computers and equipment and leasehold improvements, which were in the line of “Property, Equipment and Software, net”. The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license (“ICP” license), trademarks, copyrights and registered patents, which have no recorded value.

The VIEs’ business operations rely in part on the technologies covered by the registered patents to generate revenues. Such technologies include (1) the data verification and processing technology used to verify and process local merchant information; (2) the data researching technology provided to end-users enables them to find the exact information they want in the shortest time; (3) the data publishing technology provided to merchants to help them to publish their service information more efficiently.

Under the contractual arrangements with the VIEs and through its respective equity interests in its subsidiaries, the Company has the power to direct activities of the VIEs and the VIEs’ subsidiaries and direct the transfer of assets out of the VIEs and the VIEs’ subsidiaries. Therefore, the Company considers that there is no

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	Operations and Reorganization (Continued)

(e)	Risks in relation to the VIE structure (Continued)

asset of the VIEs and the VIEs’ subsidiaries that can be used only to settle their obligations. As the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under PRC Company Law, the creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs and the VIEs’ subsidiaries. There is no VIE for which the Company has variable interest but not the primary beneficiary.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, including the Predecessor Operations, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated.

	As of December 31,
	2019	2020
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	242,714	256,496
Restricted cash	50	50
Accounts receivable, net	10,332	6,287
Amounts due from related parties	22,372	34,353
Prepayments and other current assets	72,915	70,962

Total current assets	348,383	368,148

Non-current assets:
Property, equipment and software, net	51,772	49,224
Long-term investments	14,130	19,798
Operating lease right-of-use assets	—	200,802
Intangible asset, net	—	6,067
Goodwill	—	15,892
Long-term prepayments and other non-current assets	15,145	7,254

Total non-current assets	81,047	299,037

Total assets	429,430	667,185

LIABILITIES
Current liabilities:
Accounts payable	21,980	23,782
Taxes payable	821	568
Salary and welfare payables	92,626	95,999
Amounts due to related parties	435,880	998,702
Accrued expenses and other current liabilities	723,811	566,001
Contract liabilities	21,364	142,078
Operating lease liabilities-current	—	59,811

Total current liabilities	1,296,482	1,886,941

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	Operations and Reorganization (Continued)

(e)	Risks in relation to the VIE structure (Continued)

	As of December 31,
	2019	2020
	RMB	RMB

Non-current liabilities:
Deferred tax liabilities	—	1,575
Amounts due to related parties	414,979	414,979
Operating lease liabilities-non current	—	141,489

Total non-current liabilities	414,979	558,043

Total liabilities	1,711,461	2,444,984

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenues	87,769	486,173	690,328
Net loss	(139,615)	(717,730)	(546,462)
Net cash provided by/(used in) operating activities	21,720	75,902	(16,764)
Net cash used in investing activities	(14,965)	(57,287)	(17,525)
Net cash (used in)/provided by financing activities	(121,399)	198,980	48,071

(f)	Liquidity

The Group has been incurring losses since inception. The net loss was RMB591,229, RMB615,591 and RMB614,694 for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, current liabilities of the Group exceeded its current assets by RMB665,571 and RMB570,719, respectively. The Group had an invested deficit or 58 Daojia Limited shareholders’ deficit of RMB1,391,129 and RMB2,062,114 as of December 31, 2019 and 2020, respectively. The net cash used in operating activities was RMB343,496, RMB351,692 and RMB506,435 for the years ended December 31, 2018, 2019 and 2020, respectively. The cash and cash equivalent as of December 31, 2020 was RMB508,427.

The Group’s ability to fund its operations is based on its ability to generate cash from operation, its ability to attract equity financing investors and its ability to borrow funds on reasonable economic terms. Prior to the Reorganization, the Group’s business had relied principally on the 58 Daojia Inc. Group’s financing from its investors to fund the Group’s operations and business development. Post-Reorganization, the Group’s ability to continue as a going concern is expected to be dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operating cash flows and continuing to obtain outside sources of financing. The Group has been continuously receiving financing from outside investors mainly through the issuance of convertible redeemable preferred shares and convertible loans. In January 2019, the Group completed the initial closing of a Series A round of financing through issuance of 22,004,000 Series A convertible redeemable preferred shares (the “Series A Preferred Shares”), with total cash consideration of US$55,010 (equals to RMB372,825, and see Note 16 for detail). In 2019, the Group issued convertible loans and warrants to investors with the right to purchase the Series A Preferred Shares by investors, raising RMB414,979 (see Note 17 for detail) in total. In February and March 2020, the Company entered into the transaction documents for its Series B round of financing through issuance of 39,256,607 Series B convertible redeemable preferred shares (the “Series B Preferred Shares”) with total cash

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	Operations and Reorganization (Continued)

(f)	Liquidity (Continued)

consideration of US$100,000 (equals to RMB699,006) (see Note 16 for detail). In April 2021, the Group entered into an a share purchase agreement with Momo Technology Overseas Holding Company Limited (“Momo Technology”), pursuant to which the Company will issue 15,737,450 Series C convertible redeemable preferred shares (“Series C Preferred Shares”) to Momo Technology for an aggregate consideration of US$46,254 (approximately RMB300,000) (see Note 26 for detail of Series C Preferred Shares).

The Company’s cash flow projections, following the implementation of the above mentioned events, for the period after one year after the date that the consolidated financial statements are issued indicate that cash on hand and cash provided by operating activities will be sufficient to cover the liquidity needs that become due within one year after the date that the consolidated financial statements are issued. In this respect, substantial doubt about the Company’s ability to continue as a going concern has been alleviated. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidity of liabilities in the normal course of business.

The Company may need additional capital in the future to fund the continued operations of the Company. If the Company are unable to obtain additional equity or debt financing as required, the business operations and prospects of the Company may suffer.

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP and on a going-concern basis. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors.

A VIE is an entity in which the Company or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant intercompany transactions and balances within the Group and Home Business have been eliminated in the consolidated financial statements.

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Use of estimates (Continued)

disclosure of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reporting period and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include the allocation of cost and expenses from 58 Daojia Inc. Group, the valuation allowance of deferred tax assets, the valuation and recognition of share-based compensation, convertible redeemable preferred shares and convertible loans, allocation of transaction price in revenue recognition and discount rate used to determine the present value of lease payments.

(d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which are incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet dates, invested deficit amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, net of nil tax and are shown as a component of total other comprehensive income in the consolidated statements of comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the consolidated statements of comprehensive loss.

(e)	Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

(f)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(f)	Fair value measurement (Continued)

significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

Level 1 - Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 - Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 - Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

See Note 11 for additional information.

(g)	Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use.

(h)	Restricted cash and consolidated statement of cash flows

Cash that is legally restricted from withdrawal is reported separately on the face of the Group’s consolidated balance sheets. In accordance with ASU No. 2016-18, the amounts generally described as restricted cash are included in the total cash, cash equivalents and restricted cash balances in the consolidated statements of cash flows.

(i)	Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected. The Company makes estimations for the collectability of

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(i)	Accounts receivable, net (Continued)

accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, accounts aging, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis, resulting in their inability to make payments due to the Group. An accounts receivable is written off after all collection effort has ceased. The amount of allowance for doubtful accounts is insignificant for the years ended December 31, 2018, 2019 and 2020, respectively.

(j)	Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Office equipment	3 years
Furniture and fixtures	5 years
Software	3 years
Buildings	40 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized under others, net in the consolidated statements of comprehensive loss.

(k)	Intangible assets, net

Intangible assets mainly include those acquired through business combinations. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

Trademarks and domain names	10 years
Customer relationships	1 year
Non-competition agreements	5 years

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

No impairment charges of intangible assets were recognized for the years ended December 31, 2018, 2019 and 2020.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company adopted ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually. No impairment of goodwill was recognized for the year ended December 31, 2020.

(m)	Long-term investment

(i)	Equity investments accounted for using the equity method

In accordance with ASC 323 Investment-Equity Method and Joint Ventures, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control. Under the equity method, the Group initially records its investment at cost. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of equity investee’s net income or loss into consolidated statements of comprehensive loss after the date of investment.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity’s common stock.

The equity method investments are subject to periodic testing for other-than-temporary impairment, by considering factors including, but not limited to, current economic and market conditions, operating performance of the investees such as current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still evolving, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(m)	Long-term investment (Continued)

of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive loss.

(ii)	Equity investments without readily determinable fair values

Based on ASU 2016-01, the Group will be able to elect to record equity investments without readily determinable fair values and not accounted for by the equity method either at fair value with changes in fair value recognized in net income or at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer (“measurement alternative”). An election to measure an equity security shall be made for each investment separately. If the Group elects to use this measurement alternative method, the Group should measure the equity security at fair value as of the date that observable transaction occurred and report changes in the carrying value of the equity investments in current earnings whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The values are estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities that the Group holds.

For each reporting period, the Group would make a qualitative assessment considering impairment indicators to evaluate whether the equity investment without a readily determinable fair value is impaired. Impairment indicators that considered by the Group include, but are not limited to, 1) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, 2) a significant adverse change in the regulatory, economic, or technological environment of the investee, 3) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, 4) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment, and 5) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

When indicators of impairment exist, the Group prepares quantitative assessments of the fair value of the equity investments. When the assessment indicates that an impairment exists, the Group will include an impairment loss in net loss equal to the difference between the fair value of the investment and its carrying amount.

(n)	Impairment of long-lived assets other than goodwill

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of other long-lived assets was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Lease

The Group is a lessee in a number of noncancelable operating leases, primarily for corporate offices. Prior to the adoption of ASU No. 2016-02, Leases (Topic 842) (“ASC 842”), operating leases were not recognized on the balance sheet of the Group, but lease expenses were recognized in the consolidated statements of comprehensive loss on a straight-line basis over the lease term.

From January 1, 2020, the Group accounted for leases in accordance with ASC 842, Leases by using the modified retrospective basis and did not restate comparative periods. The Group has elected to apply “the package” of practical expedients afforded under ASC 842. Short-term leases have not been recorded on the balance sheet.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right of use(“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Group’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease terms are determined after taking into account of rental escalation clauses, renewal options and/or termination options, if any. Lease expense is recorded in the consolidated statements of comprehensive loss on a straight-line basis over the lease term.

Upon adoption, the Group as the lessee of operating leases recognized ROU assets and lease liabilities (including current and non-current) for operating leases of approximately RMB158,697 and RMB155,774, respectively, without any impact on the invested deficit, as of January 1, 2020.

(p)	Revenue recognition

The Group applied ASC 606 “Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, for an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services net of value added tax (“VAT”).

Judgment is required in determining whether the Group is the principal or agent in transactions with service providers and consumers. The Group evaluates the presentation of revenue on a gross or net basis based on whether it controls the service provided to the consumers and is the principal (i.e. “gross”), or the Group arranges for other parties to provide the service to the consumers and is an agent (i.e. “net”).

Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the standalone selling price of each separate unit. In instances where standalone selling price is not directly observable, such as the Group does not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables, considerations are allocated using estimated selling prices. Determining the standalone selling price of each separate unit may require significant judgments. Significant assumptions and estimates have been made in estimating the relative selling price of each single element.

The Group has four main revenue streams including Swan home services, solution service to industry participants, career empowerment to service providers and other revenues.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(p)	Revenue recognition (Continued)

Swan home services

The Group operated business under the brand of “Swan Daojia” since 2020, and under the brand of “58 Daojia” prior to that. The Group generates revenue from matching consumers with service providers for nanny service, maternity nurse and infant nanny service, and housekeeping service. The Group concluded it does not control the services provided by service providers to consumers, as (i) the Group does not pre-purchase or otherwise obtain control of the service providers’ services prior to transferring to the consumers; (ii) the Group does not direct service providers to perform the service on the Group’s behalf, and service providers have the discretion to decline a transaction request; (iii) the Group does not integrate services provided by service providers with the Group’s other services and then provide them to consumers; (iv) the Group does not have inventory risk related to these services; and (v) the Group did not have discretion in establishing prices of the service that service providers provided to consumers. Notably, the Group has discretion in establishing such prices for housekeeping service, while given the market is highly competitive and the price given to the consumers is determined according to the transparent market price, this indicator alone does not result in the Group controlling the housekeeping services provided to consumers.

Matching of nanny services

For matching of nanny services, the Group earns service fees from both nannies and consumers. The service fees from nannies were generally determined based on a certain percentage of monthly service fees nannies earned from consumers. The Group’s performance obligation to nanny is providing a one-time matching service, so service fees from nanny are recognized when the Group successfully helps nannies to match with consumers.

The service fees from the consumers were generally a fixed fee determined based on the contract period or the fees paid by the consumers to the nannies. Before September 2020, all service fees from consumers were received before service providers commence their service and all or substantially all of the fees were proportionally refundable if the consumers determine to early terminate the contract. The Group determined its arrangement with the consumer is a day-to-day contract. Accordingly, the Group recognizes the consumer service fee deriving from matching of nanny service proportionally over the contract period.

For the contracts signed after September 2020, all the consumer service fees are non-refundable after a short period since nannies commence their service. The contract term is usually within one year. Based on the contracts, there were 2 stages for the services, including (i) initial matching services where the Company would match nannies for consumers and (ii) the replacement service where the consumers can request to match new nannies for an unlimited number of times during the contract term. The Group considered it entitles to the consumer service fee for two distinct performance obligations, (i) a one-off first-time matching service; and (ii) a stand ready obligation for re-matching service. The total consumer service fee is allocated based on management’s best estimate of the relative standalone selling price of each performance obligation. For first-time matching service, the Group concludes its performance obligation is satisfied at the point in time when first-time matching is completed, as consumers have received the benefits and the Group has enforceable right to payment. For the stand ready obligation for re-matching service, as the Group provides a right for consumers to ask the Group to re-match for unlimited times, consumers receive the benefits during the contract period. Therefore, the Group recognize revenue allocated to the stand ready performance obligation over the contract period evenly for this performance obligation. The refund was not material for the year ended December 31, 2020.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(p)	Revenue recognition (Continued)

Swan home services (Continued)

Matching of maternity nurse and infant nanny services

For matching of maternity nurse and infant nanny services, the Group earns service fees only from maternity nurse and infant nanny. The service fees are proportionally refundable if the maternity nurse and infant nanny determines to early terminate the contract. The Group determined its arrangement with maternity nurse and infant nanny is a day-to-day contract. Accordingly, service fees from maternity nurse and infant nanny are recognized ratably over the contract period.

Since July 2020, the matching of infant nanny service business was integrated into matching of nanny service business, after which they followed the same business model and contract terms of the matching of nanny service. Therefore, the Group applied same accounting policy as nanny service for those contacts .

Matching of housekeeping service

The Group also earns from service providers for housekeeping service orders placed through the Group’s website and mobile platforms. Commission revenue is recognized upon the completion of a successful matching between consumers and housekeeping service providers. A matching is successful when the service provider starts to provide the service, which is generally complete in the same day. The commission is generally determined based on a certain percentage of service fees charged by service providers.

Solutions to industry participants

The Group earns platform fee from industry participants who provide household staffing and on-demand dispatching services for using the Group’s platform to facilitate their own matching service. Before 2020, the platform fee was generally determined as a percentage of the service fees received by the industry participants. Since 2020, the service fee charged from industry participants included a fixed fee per year or per quarter, plus an amount determined as a percentage of the monthly service fees received by the industry participants. The fixed fee was collected in advance and industry participants had right to get proportional return from the Group for the remaining months if contracts were early terminated, which rendered contracts effectively month-to-month contracts. Accordingly, the Group allocated the fixed fee to each month and recognized it together with the sharing of monthly service fee earned in each month.

Career empowerment to service providers

The Group designs various training courses to help service providers improve their skills. The training fee is not refundable except for special reasons as stipulated in the contract. Service providers can take the training courses more than once until they pass the test. The revenues from providing training courses are recognized upon service providers passing the test.

Other revenues

The Group generates other revenues from selling materials such as floor cleaner, plastic bags and aprons. For selling materials, the Group is responsible for fulfilling the promise of selling materials to service providers and taking inventory risk. The Group has discretion in establishing prices of the materials. The revenues from selling materials are recognized on a gross basis when control of the materials is transferred to service providers.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(p)	Revenue recognition (Continued)

Other revenues (Continued)

The Group also generates other revenues from providing promotional and miscellaneous services for individual service provider merchants, including displaying merchants’ promotional links on the Group’s mobile application and facilitating communication between the merchants and consumers. The Group earns commission revenue from the merchants. Commission revenue is generally determined as a percentage of service fees charged by the merchants and is recognized at the completion of a service transaction provided by the merchant.

Contract balances

The Company bills its customers based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities.

Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. The allowance for doubtful accounts is estimated based upon the Company’s assessment of various factors, including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Group’s customers’ ability to pay. Contract assets as of December 31, 2019 and 2020 were not material.

As of December 31, 2019, contract liabilities mainly represent non-refundable upfront fee from matching of maternity nurse and infant nanny service. As of December 31, 2020, contract liabilities mainly represent non-refundable service fee from matching of infant nanny and nanny service. For the years ended December 31, 2018, 2019 and 2020, there were no material revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)

Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayments or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the management has determined that the contracts generally do not include a significant financing component.

(ii)	The Company generally expense sales commissions when incurred, because the amortization period would be one year or less. These costs are recorded within cost of revenues.

(q)	Consumer incentives

The Group at its own discretion offers certain coupons to individual consumers of housekeeping services. These incentives are solely redeemable in the housekeeping service (where the consumers are not considered the accounting customers) and cannot be redeemed in other revenue streams. These coupons are offered to promote and encourage use of the Group’s website and online platforms without requiring any concurrent transactions in place or any substantive action from the consumers. These coupons generally expire in one month after issuance. As the consumers are required to make future orders of the housekeeping service to redeem the coupons and consumers are not the accounting customers in the housekeeping services, the Group recognizes the amounts of redeemed coupons as sales and marketing expenses when future redemptions are made. During the years ended

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(q)	Consumer incentives (Continued)

December 31, 2018, 2019 and 2020, the Group recorded sales and marketing expenses related to the redeemed coupons of RMB36.3 million, RMB47.0 million and RMB40.8 million, respectively.

(r)	Cost of revenues

Cost of revenues mainly consist of compensation to our service consultants which is composed of fixed salaries and variable commissions based on the transactions they assist in closing. Cost of revenues also includes costs associated with the operation and maintenance of websites and mobile platforms, insurance cost, short message service fees, payroll cost for after-sale service, depreciation and amortization expenses and cost associated with housekeeping service provided by the Company to third party companies etc.

(s)	Sales and marketing expenses

Sales and marketing expenses mainly consist of payroll costs, end customer incentives, advertising expenses and rental expenses related to the Group’s sales and marketing departments. Advertising expenses are generally prepaid to the third parties for television, internet and outdoor advertising services. Advertising expenses are expensed when the services are received. For the years ended December 31, 2018, 2019 and 2020, advertising expenses amounted to RMB84.8 million, RMB104.8 million and RMB272.8 million, respectively.

(t)	General and administrative expenses

General and administrative expenses mainly consist of payroll costs and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as depreciation and amortization expenses, rental expenses, professional service fees and other general corporate related expenses.

(u)	Research and development expenses

Research and development expenses mainly consist of payroll costs, rental expenses and depreciation and amortization expenses associated with the development of and enhancement to the Group’s platforms and expenses associated with research and development. The research and development expenses are expensed as incurred for all the periods presented.

Costs incurred for the preliminary project stage of internal use software are expensed in research and development expenses when incurred. Costs incurred during the application development stage are capitalized when certain criteria are met as stated in ASC 350-40 “Internal-use Software”. Costs incurred during the post-implementation-operation stage are also expensed as incurred. As the period qualified for capitalization has historically been very short and the development costs incurred during this period have been insignificant, development costs of internal use software to date have been expensed when incurred.

(v)	Share-based compensation

The Group has incentive plans for the granting of share-based awards, including share options, restricted ordinary shares and restricted share units (“RSUs”) to its employees, directors and eligible non-employees. Employee’s compensation awards are classified as equity awards and are accounted for in accordance with ASC

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(v)	Share-based compensation (Continued)

718, Compensation—Stock Compensation. The Group adopted ASU 2018-07, “Compensation-Stock Compensation (Topic 718), Improvements to Non-employee Share-Based Payment Accounting” and accounts for share-based payments for acquiring goods and services from non-employees at grant date fair value. Employee’s services in exchange for equity instruments that are granted by 58 Daojia Inc. after Series B financing are accounted as derivatives in accordance with ASC 815.

Share-based compensation expenses are recognized as costs and expenses on a graded vesting basis over the requisite service period at the grant date fair value of the awards if only service conditions are required. Share-based compensation expenses are recognized at the grant date fair value of the awards if performance condition is required and it is probable that the performance condition will be achieved.

The Binomial option pricing model is used to estimate the fair value of the share-based awards with service or performance conditions. The determination of estimated fair value of share-based awards on the grant date using an option pricing model is affected by the fair value of underlying shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected share price volatility of the underlying shares over the expected term of the awards, actual and projected employee share option exercise behaviors, risk free interest rates and any expected dividends. The underlying shares which do not have quoted market prices, were valued based on the income approach with a discount for lack of marketability.

Share-based compensation expenses are recognized at the grant date fair value of the awards on a straight-line basis in the requisite service period if a market condition is required. The Group estimates the fair value of share-based awards with market conditions using Monte Carlo simulation and Binomial Model in order to take into account the probability of satisfying the market condition.

The Group accounts for forfeitures in the period when they occur.

(w)	Income taxes

The Group determines its current and deferred taxes based on the separate return method. Current income taxes are provided as if Home Business were a tax payer separate from 58 Daojia Inc. Group. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized under income tax expense in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than not threshold and a two-step approach for the tax position measurement and financial statements recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(w)	Income taxes (Continued)

or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other income/(expenses) in its consolidated statements of comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2019 and 2020 nor did the Group recognize any related interest and penalties for the years ended December 31, 2018, 2019 and 2020, respectively.

(x)	Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulation requires that the Group makes contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the required contributions.

The Group recorded employee benefit expenses of RMB142.4 million, RMB185.7 million and RMB79.2 million for the years ended December 31, 2018, 2019 and 2020, respectively. As part of Chinese government’s effort to ease the burden of businesses affected by novel Coronavirus (“COVID-19”), the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced or exempted payments to the government-mandated employee welfare defined contribution plan since February 2020. It is uncertain whether such government support program will continue in the future.

(y)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants primarily relate to grants by central and local governments in connection with contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and the Company recognizes the income when the grants are received and no further conditions need to be met. For the years ended December 31, 2018, 2019 and 2020, the Group recognized government grants of RMB537, RMB4,030 and RMB11,891, respectively, in others, net in the consolidated statements of comprehensive loss.

(z)	Business combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. As of the acquisition date, the Group recognizes, separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair value. Transaction costs directly attributable to the acquisition are expensed as incurred. The Company recognizes goodwill as of the acquisition date, measuring at the excess of (i) the total consideration transferred, fair value of any noncontrolling interests in the acquiree and acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over (ii) the net of the acquisition-date amounts of

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(z)	Business combination (Continued)

the identifiable assets of the acquiree is recorded as goodwill. If the aggregated amount of (i) is less than the amount of (ii), the difference will be recognized directly in the consolidated statements of comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

(aa)	Noncontrolling interests

For the Company’s majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net loss on the consolidated statements of comprehensive loss includes the net loss attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Group’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(ab)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

(ac)	Net loss per share

Net loss per share is computed in accordance with ASC 260, “Earnings Per Share”. Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share the loss. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares and convertible loans using the if-converted method, and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such shares would be anti-dilutive.

(ad)	Comprehensive loss

Comprehensive loss is defined as the change in invested deficit/shareholders’ deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(ae)	Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”). Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group’s CODM reviews revenue disaggregated by products and services, while he reviews operating loss at a consolidated level. This resulted in only one operating and reportable segment in the Group given consolidated results are used when making decisions about allocating resources and assessing performance.

The Group’s long-lived assets are substantially all located in PRC and substantially all the Group’s revenues are derived from within PRC, therefore, no geographical segments are presented.

(af)	Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which introduces new guidance for the accounting for credit losses on instruments within its scope. The new FASB model, referred to as the current expected credit losses (“CECL”) model, will apply to: (1) financial asset subject to credit losses and measured at amortized cost and (2) certain off-balance sheets credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and net investment in leases, as well as reinsurance and trade receivables. This replaces the existing incurred loss model. In November 2019, the FASB issued ASU 2019-10, “Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)”, which amended the effective date of ASU 2016-13. Accordingly, this guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 for public business entities; and is effective for fiscal years including interim periods, beginning after December 15, 2022 for all other entities. The standard is effective for the Group beginning after December 15, 2022. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In January 2020, the FASB issued ASU No. 2020-01, “Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815” (“ASU 2020-01”). ASU 2020-01 clarifies the interaction between accounting standards related to equity securities, equity method investments, and certain derivatives, and is expected to reduce diversity in practice and increase comparability of the accounting for these interactions. The amendments in ASU 2020-01 are effective for fiscal years beginning after December 15, 2020, including interim periods. The Group is currently in the process of evaluating the impact of the adoption of ASU 2020-01 will have on its consolidated financial statements.

3.	Credit Risks and Concentration

(a)	Credit risks

The Group’s credit risk primarily arises from cash and cash equivalents, restricted cash, as well as credit exposures to receivables due from its customers and other parties.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

3.	Credit Risks and Concentration (Continued)

(a)	Credit risks (Continued)

The Company believes that there is no significant credit risk associated with cash and cash equivalents, restricted cash which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries are located.

The Group has no significant concentrations of credit risk with respect to its customers. The Company assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

(b)	Major customers

There was no customer whose revenue represented over 10% of total revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

(c)	Foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

4.	Business Combinations

For the years ended December 31, 2018, 2019 and 2020, cash paid for business combinations net of the cash obtained from these acquired businesses were nil, nil and RMB2,650, respectively.

In August 2020, the Group entered into an agreement with one of its equity investee, Investee A (Refer to Note 7 for details), to acquire Investee A’s home business in Beijing, including the related net assets (including total cash amount of nil) and employees, with a total consideration of RMB8,676. The cash consideration was RMB3,076 and the Group’s total equity investment in Investee A, as the non-cash consideration, was RMB5,600 (Refer to Note 7 (a) for details of the investment). The amount of revenue and net loss from the acquired business included in the Group’s consolidated statements of comprehensive loss from the acquisition date to December 31, 2020 was RMB239 and RMB123, respectively.

In September 2020, the Group entered into an agreement with an independent third party, to acquire its household staffing business, related employees, net assets (including total cash amount of RMB8,336) with a total cash consideration of RMB7,910. The amount of revenue and net loss from the acquired business included in the Group’s consolidated statements of comprehensive loss from the acquisition date to December 31, 2020 was RMB509 and RMB818, respectively.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.	Business Combinations (Continued)

These acquisitions have been accounted for as business combinations and the results of operations of acquired businesses from the acquisition dates have been included in the Company’s consolidated financial statements. The following table summarizes the estimated aggregate fair values of assets acquired and liabilities assumed from the acquisitions as of the acquisition dates:

	In RMB	Useful lives (Years)
Net liabilities assumed	(4,031)
Identified Intangible assets	6,300
Trademarks and domain names	3,000	10
Customer relationships	2,300	1
Non-competitive agreements	1,000	5
Goodwill	15,892
Deferred tax liabilities	(1,575)

Total	16,586

Total purchase price comprised of:
Cash consideration	10,986
Non-cash consideration	5,600

Total	16,586

The excess of the purchase price over tangible assets, identifiable intangible assets and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. The Company made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management’s experience with similar assets and liabilities.

Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated financial statements for the year ended December 31, 2020, either individually or in aggregate.

5.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2019	2020
	RMB	RMB
Prepaid service fees	31,772	21,322
Receivables from online payment platforms	21,100	30,278
Input VAT	20,816	31,374
Rental and other deposits	7,364	9,166
Consumables	5,307	3,059
Others	8,567	2,025

Total	94,926	97,224

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.	Property, Equipment and Software, net

The following is a summary of property, equipment and software, net:

	As of December 31,
	2019	2020
	RMB	RMB
Leasehold improvements	40,254	37,011
Buildings	23,123	23,123
Furniture, fixtures and office equipment	21,495	23,181
Software	95	101

Total	84,967	83,416
Less: accumulated depreciation and amortization	(20,717)	(30,703)

Net book value	64,250	52,713

Depreciation and amortization expenses recognized for the years ended December 31, 2018, 2019 and 2020 were RMB4,450, RMB12,976 and RMB16,706, respectively.

7.	Long-term Investments

The following is a summary of long-term investments:

	As of December 31,
	2019	2020
	RMB	RMB
Measurement alternative investment:
Investee A (a)	5,600	—

Total measurement alternative investment	5,600	—

Equity method investment:
Investee B (b)	8,530	19,798

Total equity method investment	8,530	19,798

Total long-term investments	14,130	19,798

(a) In November 2019, the Group acquired shares with certain substantial preferential rights of investee A for cash consideration of RMB5,600 from 58 Daojia Inc. Group. Investee A is mainly engaged in the business of providing household staffing services. The investment is accounted for under measurement alternative according to ASU 2016-01 as the shares invested by the Company were not considered as in-substance common stock and the shares do not have readily determinable fair value. Subsequently, the Group disposed its equity interests in Investee A as part of the consideration to acquire Investee A’s household staffing business in Beijing in 2020 (Refer to Note 4 for details).

(b) The Group and an investor jointly set up Investee B in October 2019. The Group owns 89% equity interest in Investee B for cash consideration of RMB8,000. The Group determined that Investee B was a variable interest entity under ASC 810 “Consolidation” and evaluated for consolidation under the variable interest model. Since all significant resolutions, including activities that most significantly impact the entity’s economic

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.	Long-term Investments (Continued)

performance such as appointment of key management and making investment decisions, are required the unanimous consent of both the Group and the investor, the Group does not have unilateral control over this investment. Therefore, the Group does not consolidate Investee B but accounts for it using equity method in accordance with ASC 323 “Investments—Equity Method and Joint Ventures”. For the years ended December 31, 2019 and 2020, the Group recorded RMB530 and RMB11,268 share of gain of equity method investee in the consolidated statements of comprehensive loss.

8.	Long-term Prepayments and Other Non-current Assets

The following is a summary of long-term prepayments and other non-current assets:

	As of December 31,
	2019	2020
	RMB	RMB
Long-term rental deposits	8,926	13,789
Prepayment for purchase of property, equipment and software	6,467	5,982
Others	—	256

Total	15,393	20,027

9.	Accounts Payable

The following is a summary of accounts payable:

	As of December 31,
	2019	2020
	RMB	RMB
Payable for advertising fees	26,004	153,804
Payable for service fee	8,828	24,020
Payable for purchase of property, equipment and software	7,907	5,584
Others	5,175	2,639

Total	47,914	186,047

10.	Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2019	2020
	RMB	RMB
Advances from consumers to place orders	490,190	343,590
Payables to service providers and merchants	129,095	117,025
Deposits from service providers	77,618	78,649
Others	41,132	30,285

Total	738,035	569,549

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.	Fair Value Measurements

Measured on recurring basis

The following table sets forth the financial instruments, measured at fair value at recurring basis, by level within the fair value hierarchy as of December 31, 2019 and 2020:

		As of December 31,
Financial instruments	Fair value hierarchy	2019	2020
		RMB	RMB
Convertible loans (Note 17)	Level 3	423,029	460,401
Options of 2015 Share Incentive Plan of 58 Daojia Inc. granted (Note 19)	Level 3	—	1,761

Apart from convertible loans and options of 2015 Share Incentive Plan of 58 Daojia Inc. granted, the Group’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, accounts payable, accrued expenses and other current liabilities and amounts due to 58 Daojia Inc. Group. As of December 31, 2019 and 2020, the carrying values of these instruments approximated to the fair values due to their short-term nature.

Convertible loans

The Group classified the convertible loans as non-current liability and measured the convertible loans at fair value based on the fair value of 58 Home. The Group classifies the valuation techniques that use fair value of the principle as Level 3 of fair value measurements. Generally, there are no quoted prices in active markets and other inputs that are directly or indirectly observable in the marketplace for the convertible loans issued during the period at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method, net asset of principle and earning forecast as unobservable inputs other than quoted prices in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Options of 2015 Share Incentive Plan of 58 Daojia Inc. granted

The Group classified the options of 2015 Share Incentive Plan of 58 Daojia Inc. granted as other current liability and measured at fair value. Please refer to Note 19 “Modification in connection with the Reorganization” for detail.

Measured on non-recurring basis

As of December 31, 2019 and 2020, the Group had no financial assets or financial liabilities that are measured at fair value on a non-recurring basis apart from the long-term investments. The Group’s non-financial assets, such as intangible assets and fixed assets, would be measured at fair value on a non-recurring basis only if they were determined to be impaired. The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. No impairment was recognized on the acquired intangible assets and fixed assets based on management’s assessment for the years ended December 31, 2018, 2019 and 2020, respectively.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.	Taxation

(a)	VAT and surcharges

Entities related to Home Business incorporated in China are subject to statutory VAT rate of 6% for services rendered.

Those entities are also subject to urban construction tax at the rate of 7%, education surcharges at the rate of 3%, local education surcharges at the rate of 2% on VAT payments to the tax authorities according to PRC tax law. Urban construction tax, education surcharges and local education surcharges are recorded under cost of revenues in the consolidated statements of comprehensive loss.

(b)	Income tax

Cayman Islands

The Company is exempted from income tax in the Cayman Islands on its foreign-derived income. There are no withholding taxes in the Cayman Islands.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax rate for the years of assessment 2017/2018. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000, and 16.5% on any part of assessable profits over HK$2,000. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

PRC

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which foreign investment enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

In general, the PRC tax authorities have up to five years to conduct examination of the tax filings of the Company’s PRC entities. Accordingly, the PRC entities’ tax years of 2015 through 2020 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filing in other jurisdictions, which are not material to the consolidated financial statements. The following table presents the composition of income tax expenses for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax	—	—	16
Deferred income tax	—	—	—

Total	—	—	16

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.	Taxation (Continued)

(b)	Income tax (Continued)

The following table presents a reconciliation of the differences between the income tax expenses based on statutory income tax rate and the Group’s income tax expenses for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income tax expenses at statutory income tax rate - 25%	(147,807)	(153,898)	(153,670)
Permanent differences	23,712	7,652	1,495
Tax rate difference from statutory rate in other jurisdictions	3,126	1,960	6,803
Change in valuation allowance	120,969	144,286	145,388

Income tax expenses	—	—	16

The permanent differences mainly consisted of share-based compensation, additional deduction for research and development expenditures and other non-deductible expenses.

(c)	Deferred tax assets and liabilities

The following table sets forth the significant temporary difference that give rise to the deferred tax assets and liabilities as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Net operating tax loss carry forwards	546,377	292,789
Advertising expenses in excess of deduction limit	47,559	19,115
Accrued expenses	4,372	4,355
Others	1,378	1,205

Total deferred tax assets	599,686	317,464
Less: valuation allowance	(599,686)	(317,464)

Total deferred tax assets, net	—	—

Deferred tax liabilities
Intangible assets arisen from business combinations	—	1,575

Total deferred tax liabilities	—	1,575

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.	Taxation (Continued)

(c)	Deferred tax assets and liabilities (Continued)

A full valuation allowance is provided to reduce the amount of deferred tax assets as it is considered more likely than not that all of the deferred tax assets will not be realized. In making such determination, the Company evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance as of January 1,	334,431	455,400	599,686
Effect of completion of Reorganization(Note a)	—	—	(427,610)
Change of valuation allowance	120,969	144,286	145,388

Balance as of December 31,	455,400	599,686	317,464

(a)

The accumulative net operating losses were calculated under the separate return method prior to the completion of the Reorganization. After the completion of the Reorganization, part of the accumulative net operating losses from carved out business cannot be legally utilized in accordance with PRC tax law.

(d)	Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

To the extent that subsidiaries and the VIEs and subsidiaries of the VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2019 and 2020, the Company did not record any withholding tax as the PRC entities were still in accumulated deficit position.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

13.	Taxes Payable

The following is a summary of taxes payable as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
VAT payable	4,253	3,474
Withholding individual income taxes for employees	2,496	4,820
Enterprise income taxes payable	—	6
Others	870	1,353

Total	7,619	9,653

14.	Contract Balances

The following table provides information about accounts receivable, net and contract liabilities with customers:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable, net	10,631	6,287
Contract liabilities	21,364	142,078

As of December 31, 2019 and 2020, there were no contract assets recorded in the Group’s consolidated balance sheets. Accounts receivable are recognized when the right to consideration becomes unconditional.

Contract liabilities relate to the payments received for career empowerment to service providers and non-refundable service fee in Swan home service. As of December 31, 2019 and 2020, contract liabilities were RMB21,364 and RMB142,078 , respectively. The Group’s services are provided in a relatively short period, as such the contract liabilities are generally recognized as revenue within one year.

As of December 31, 2019 and 2020, the Group does not have unsatisfied performance obligations with the related contract of duration over one year.

15.	Lease

The Group’s leasing activities primarily consist of operating leases for corporate offices. The Group adopted ASC 842 from January 1, 2020. ASC 842 requires lessees to recognize ROU assets and operating lease liabilities on the balance sheet. The Group has elected an accounting policy to not recognize short-term leases (one year or less) on the consolidated balance sheets.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.	Lease (Continued)

As of December 31, 2020, the Group recorded ROU assets of approximately RMB200,802 and lease liabilities of approximately RMB201,300 for operating leases as a leasee. Supplemental cash flow information related to operating leases was as follows:

For the year ended December 31, 2020
RMB
Cash payments for operating leases	49,772
ROU assets obtained in exchange for operating lease liabilities	123,483

Future lease payments under operating leases as of December 31, 2020 were as follows:

Operating leases
RMB
2021	60,662
2022	44,355
2023	31,668
2024	35,360
2025 and thereafter	52,464

Total future lease payments	224,509
Less: Imputed interest	(23,209)

Total lease liability balance	201,300

The weighted-average remaining lease term was 4.7 years as of December 31, 2020. The weighted-average discount rate used to determine the operating lease liability as of December 31, 2020 was 5.38%.

Operating lease expenses for the year ended December 31, 2020 was RMB53,842, which excluded expenses of short-term contracts. Short-term lease expenses for the year ended December 31, 2020 was RMB6,162.

As of December 31, 2020, no additional operating leases have not yet commenced.

Future lease payments under leases as of December 31, 2019 were as follows:

Operating leases (a)
RMB
2020	54,131
2021	40,581
2022	24,732
2023	13,945
2024 and thereafter	42,452

Total future lease payments	175,841

(a)	Amounts are based on ASC 840, Leases that were superseded upon the Company’s adoption of ASC 842, Leases on January 1, 2020.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	Convertible Redeemable Preferred Shares

The following table summarizes the issuances of convertible redeemable preferred shares (collectively, “Preferred Shares”) of the Company.

Name	Issuance Date	Issuance Price per share		Number of Shares	Proceeds from Issuance
Series A Preferred Shares	January 2019	US$	2.50	22,004,000	US$	55,010
Series A Preferred Shares (1)	February 2020		—	2,200,000		—
Series B Preferred Shares	February 2020	US$	2.55	35,330,946	US$	90,000
Series B Preferred Shares	March 2020	US$	2.55	3,925,661	US$	10,000

(1) Certain Series A preferred shareholders were entitled to anti-dilution protection against the adoption of 2019 Share Incentive Plan of the Company (see Note 19) and potential shares to be issued under that plan. As a result, upon adoption of the 2019 Share Incentive Plan of the Company in February 2020, an aggregate of 2,200,000 shares of Series A Preferred Shares were issued to these shareholders for no consideration.

The key terms of the Preferred Shares are as follows:

Conversion right

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the holder’s Preferred Shares into Class A ordinary shares at any time at an initial conversion ratio of 1:1, which will be subject to adjustment to reflect share splits, share combinations, share dividends, recapitalization, merger and similar transactions.

The Preferred Shares shall automatically be converted into Class A ordinary shares, at the then applicable Preferred Shares conversion price, upon the consummation of a qualified initial public offering (“Qualified IPO”) of the Company. The initial conversion price will be the original issuance price of each round of Preferred Shares, which will be subject to adjustment to reflect share splits, share combinations, share dividends, recapitalization, merger and similar transactions.

Redemption right

Series A Preferred Shares are redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO within five years after the issuance of Series A Preferred Shares (subsequently amended as the issuance of Series B Preferred Shares), (ii) the Company cannot effectively control its VIEs and cannot consolidate the financial statements of its VIE due to a change in the regulatory environment in China, (iii) the occurrence of certain deemed liquidation event, or (iv) any holder of the Series B Preferred Shares making a redemption request. The redemption amount shall be issuance price plus a simple non-compounded interest rate of 10% per annum and all declared but not paid dividend thereon up to the date of redemption.

Series B Preferred Shares are redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO within five years after the issuance of Series B Preferred Shares, (ii) the Company cannot effectively control its VIEs and cannot consolidate the financial statements of its VIE due to a change in the regulatory environment in China, (iii) the occurrence of certain deemed liquidation event, (iv) the Company fails to complete the Post Reorganization Shareholding Change (see Note 1(b)(3)) within two years after the issuance of Series B Preferred Shares (subsequently deferred to five

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	Convertible Redeemable Preferred Shares (Continued)

Redemption right (Continued)

years, see Note 26), or (v) any holder of the Series A Preferred Shares making a redemption request. The redemption amount shall be issuance price plus a simple non-compounded interest rate of 10% per annum and all declared but not paid dividend thereon up to the date of redemption.

Voting Right

Each Preferred Share conveys the voting right of one vote for each Class A ordinary share into which such Preferred Shares can be converted.

Veto rights were also granted to Series B preferred shareholders in relation to certain matters including (i) annual budget and (ii) employment of certain key management members of the Company.

Anti-dilution provision

Certain Series A preferred shareholders were entitled to anti-dilution protection against the adoption of 2019 Share Incentive Plan of the Company (see Note 19) and potential shares to be issued under that plan. Other Series A preferred shareholder and all Series B preferred shareholders were entitled to anti-dilution protection against the vesting of restricted share units granted to the key management (see Note 19).

Dividend

Dividends shall be payable and accrue when, as and if declared by the Board and shall be on non-accumulative basis.

The order of distribution shall be made from Series B Preferred Shares, Series A Preferred Shares, to Ordinary Shares. No distribution to junior Preferred Shares shall be made until full payment of the amount distributable or payable on the senior Preferred Shares has been made, which is the 5% per annum of such Preferred Shares issuance price. After all declared dividends on the Preferred Shares have been paid or set aside for payment to the Preferred Shares holders in a calendar year, any additional dividends declared shall be distributed among all holders of Ordinary Shares in proportion to the number of shares held by them on an as-converted and fully diluted basis.

Liquidation rights

In the event of deemed liquidation events, the order of distribution or payment shall be made from Series B Preferred Shares, Series A Preferred Shares, to Ordinary Shares. After distribution or payment in full of the amount distributable or payable on the Preferred Shares, the remaining assets and funds of the Company available for distribution to the shareholders shall be distributed ratably among all the holders of Ordinary Shares in proportion to the number of shares held by them on an as-converted and fully diluted basis.

The holder of Preferred Share shall be entitled to elect and receive, on parity with each other, either (i) on a per-share basis, an amount equal to such Preferred Share issuance price plus a simple non-compounded interest of 10% per annum and all declared but unpaid dividends relating to such Preferred Share or (ii) such Preferred Share holder’s pro rata share of the assets and funds of the Company.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	Convertible Redeemable Preferred Shares (Continued)

Liquidation rights (Continued)

Deemed liquidation events include: (i) a sale of all or substantially all of the assets of the Company, (ii) any merger or consolidation of the Company with or into another entity under certain circumstances, (iii) a transfer in which more than fifty percent of the outstanding voting power of the Company is transferred, (iv) sell, transfer or exclusively license out all or substantially all of the technology or intellectual property of the Group to any third party, or (v) a liquidation, dissolution or winding up of the Company.

Accounting of Preferred Shares

The Company classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the options of the holders. Each issuance of the Preferred Shares was recognized initially at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A and Series B Preferred Shares were RMB7,694 and RMB8,371, respectively.

The Company records accretions of the Preferred Shares to the redemption value from the issuance date to the earliest redemption date. The accretions calculated using the effective interest method are recorded against invested deficit.

The Company has determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial conversion prices of these Preferred Shares at issuance date were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account independent valuations.

Accounting for Preferred Shares issued pursuant to the anti-dilution provision

In February 2020, an aggregate of 2,200,000 shares of Series A Preferred Shares were issued to existing Series A preferred shareholders for no consideration pursuant to the preexisting anti-dilution provision against the adoption of 2019 Share Incentive Plan of the Company. These new Series A Preferred Shares has a zero issuance price and therefore have no redemption, liquidation or preferential dividend rights on a standalone basis. They must be converted together with the existing Series A Preferred Shares which effectively only enables the existing Series A Preferred Shares to convert into more ordinary shares. Also they must be transferred and redeemed together with the existing Series A Preferred Shares.

The Company considered these newly issued Series A Preferred Shares not freestanding instruments, but rather an embedded conversion price adjustment triggered by the preexisting anti-dilution provision. The anti-dilution provision were considered an integral part of the embedded conversion feature of Series A Preferred Shares which does not require bifurcation under ASC 815.

No new Series B Preferred Shares have been issued pursuant to the anti-dilution provision against the vesting of restricted share units granted to the key management as none of those restricted share units have been vested. The anti-dilution provision were considered an integral part of the embedded conversion feature of the Series B Preferred Shares which does not require bifurcation under ASC 815.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	Convertible Redeemable Preferred Shares (Continued)

Accounting for Preferred Shares issued pursuant to the anti-dilution provision (Continued)

The Company’s Preferred Shares activities for the years ended December 31, 2019 and 2020 are summarized below:

	Series A		Series B		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2019	—	—	—	—	—	—

Issuance of preferred shares at US$2.50 per share	22,004,000	365,131	—	—	22,004,000	365,131
Accretions to redemption value	—	31,171	—	—	—	31,171

Balances as of December 31, 2019	22,004,000	396,302	—	—	22,004,000	396,302

Issuance of new preferred shares pursuant to the anti-dilution provision	2,200,000	—	—	—	2,200,000	—
Issuance of preferred shares at US$2.55 per share	—	—	39,256,607	690,635	39,256,607	690,635
Accretions to redemption value	—	35,737	—	50,988	—	86,725

Balances as of December 31, 2020	24,204,000	432,039	39,256,607	741,623	63,460,607	1,173,662

17.	Convertible Loans

In 2019, certain investors entered into interest free loans of an aggregated principal amounts of RMB414,979 with a VIE of the Company, and concurrently these investors obtained warrants issued by the Company to purchase up to an aggregate of 24,093,800 Series A Preferred Shares of the Company at a price of US$2.50 per share or total consideration of US$60,235.

Pursuant to the agreements, the loans will be due in 15 years and shall be early repaid when the investors obtain the required foreign exchange approval, in which case, the investors shall then exercise the warrants and use the repayments to pay for the warrants exercise price. The Group accounted for the warrants and loans as one combined convertible loan instruments, which are convertible into an aggregate of 24,093,800 Series A Preferred Shares of the Company with a conversion price of US$2.5 per share, equivalent to the original issuance price of Series A Preferred Shares of the Company.

Certain of the convertible loan investors were entitled to anti-dilution protection against the vesting of restricted share units granted to the key management (see Note 19). The other convertible loan investors were entitled to anti-dilution protection against the adoption of 2019 Share Incentive Plan of the Company. The maximum number of Series A Preferred Shares that the convertible loan investors could convert into under the anti-dilution protection is 2,763,715.

The Company elected fair value option to account for the convertible loans including the embedded anti-dilution provision, and recognized loss from fair value change of convertible loans of RMB8,050 and RMB37,372 for the years ended December 31, 2019 and 2020, respectively.

The Group engaged an independent valuation firm to assist the management in its assessment of fair value of convertible loans at each end of reporting periods. The fair value measurements of convertible loans are based

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.	Convertible Loans (Continued)

on significant inputs not observable in the market, and thus represent Level 3 fair value measurements. The Company utilized the following assumptions to estimate the fair value of the convertible loans:

	As of December 31,
	2019	2020
Expected volatility	42.49%	37.95%
Risk-free interest rate	1.68%	0.28%
Expected dividend yield	0%	0%

The following table presents changes in Level 3 convertible loans measured at fair value for the years ended December 31, 2019 and 2020:

Convertible Loans
RMB
Balance as of January 1, 2019	—
Issuance of convertible loans	414,979
Change in fair value	8,050

Balance as of December 31, 2019	423,029
Change in fair value	37,372

Balance as of December 31, 2020	460,401

18.	Ordinary shares

In May 2018, the Company was set up by 58 Daojia Inc. with share capital of US$50,000 divided into 50,000 shares at a par value of US$1.00 per share.

In January 2019, 49,000 out of the 50,000 ordinary shares were surrendered by 58 Daojia Inc. to the Company and the remaining 1,000 shares were subdivided into 400,000,000 on a 400,000-for-1 share split. Concurrently, the 400,000,000 ordinary shares were re-designated as 400,000,000 Class B ordinary shares and the Board of Directors of the Company also approved a resolution to increase its authorized shares as (i) 18,600,000,000 Class A ordinary shares at a par value of US$0.0000025 per share, and (ii) 1,000,000,000 Class B ordinary shares at a par value of US$0.0000025 per share.

According to the resolution, each Class A ordinary share is entitled to one vote at a general meeting. If the portion of issued Class B ordinary shares is more than or equal to 51% of the total outstanding shares of the Company on a converted and fully diluted basis, then each Class B ordinary is entitled to one vote at a general meeting. If the portion of issued Class B ordinary shares is less than 51% but more than or equal to 35% of the total outstanding shares of the Company on a converted and fully diluted basis, then all Class B ordinary shares are entitled to an aggregate 51% of the total votes at a general meeting. If the portion of issued Class B ordinary shares is less than 35% of the total outstanding shares of the Company on a converted and fully diluted basis, then each Class B ordinary share shall be automatically converted into the same number of Class A ordinary shares as of the date when the portion of the issued Class B ordinary shares falls below such 35%.

Each Class B ordinary share is convertible at any time into one Class A ordinary share at the option of the Class B ordinary shareholder. Class A ordinary shares are not convertible into Class B ordinary shares under any

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.	Ordinary shares (Continued)

circumstances. Class B ordinary shares shall be automatically converted into the same number of Class A ordinary shares as of the date (i) when all issued Class B ordinary shares held by 58 Daojia Inc. fall below 35% of the total outstanding shares of the Company on a converted and fully diluted basis; or (ii) when 58 Daojia Inc. makes a transfer to a third party and the number of Class B ordinary shares transferred shall be automatically converted into the same number of Class A ordinary shares.

In February 2020, the Company reserved 35,587,342 Class A ordinary shares for the 2019 Share Incentive Plan of the Company (Refer to Note 19 for details) and issued 4,813,458 Class B ordinary shares to 58 Daojia Inc.

In February 2020, the Board of the Directors approved to reduce the authorized Class A ordinary shares of the Company to 18,550,000,000 shares.

As of December 31, 2019 and 2020, the Company has 18,600,000,000 and 18,550,000,000 Class A ordinary shares authorized, respectively; and none Class A ordinary shares issued and outstanding.

As of December 31, 2019 and 2020, the Company has 1,000,000,000 Class B ordinary shares authorized, 400,000,000 and 404,813,458 Class B ordinary shares issued and outstanding, respectively.

The Group uses the two-class method to calculate net loss per share though both classes share the same rights in dividends. Therefore, basic and diluted losses per share are the same for both classes of ordinary shares.

19.	Share-based Compensation

(a)	2015 Share Incentive Plan of 58 Daojia Inc.

Prior to the Reorganization, all the share-based compensation awards were granted to employees of the Group by 58 Daojia Inc. with its own underlying shares. The share-based compensation expenses were fully recognized in the Group’s consolidated financial statements of comprehensive loss if an grantee worked exclusively for the Home Business, and share-based compensation expenses were allocated to the Group’s consolidated financial statements of comprehensive loss based on his working hours if a grantee worked for both Home Business and other businesses of 58 Daojia Inc.

Description of share incentive plan

In February 2015, 58 Daojia Inc. adopted its 2015 Share Incentive Plan (the “2015 Share Incentive Plan of 58 Daojia Inc.” or the “2015 Plan”). 58 Daojia Inc. has reserved 80,000,000 ordinary shares for issuance under the 2015 Plan. Unless terminated earlier, the 2015 Share Incentive Plan of 58 Daojia Inc. will terminate automatically in 2025. In November 2015, approved by the Board of Directors of 58 Daojia Inc., the maximum aggregate number of shares which shall be issued under the 2015 Share Incentive Plan of 58 Daojia Inc. was increased to 88,000,000 ordinary shares.

Share options activities

Options granted under the 2015 Share Incentive Plan of 58 Daojia Inc. were subject to a service condition and successful initial public offering of 58 Daojia Inc. in order to exercise the options (an “IPO exercise restriction”). The service condition requires half of the awards will vest on the second anniversary of the

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.	Share-based Compensation (Continued)

(a)	2015 Share Incentive Plan of 58 Daojia Inc. (Continued)

specified vesting commencement date, and the remaining of the awards will vest in equal installments every six months thereafter in the remaining vesting period. Options granted will expire in ten years from the respective vesting commencement date as stated in the option grant agreement.

For the options granted on or before December 31, 2015, the Company treated the IPO exercise restriction as a non-vesting condition and recognized the costs and expenses on a graded vesting basis over the requisite service period. On January 1, 2016, the Company adopted ASU 2014-12 prospectively, which requires the IPO exercise restriction be treated as a performance vesting condition. As a result, for awards granted or modified after January 1, 2016, no share-based compensation expense is recognized until the performance condition of an IPO is achieved.

No share options were granted by 58 Daojia Inc. in the years ended December 31, 2018, 2019 and 2020, respectively.

Total share-based compensation expenses recognized by the Group under the 2015 Share Incentive Plan of 58 Daojia Inc. were RMB368, RMB180 and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

(b)	Modification in connection with the Reorganization

In connection with the Reorganization, in October 2020, 58 Daojia Inc. modified a portion of the outstanding options granted under the 2015 Share Incentive Plan of 58 Daojia Inc.

Holders of the modified options were granted with options of the Company under the Company’s newly adopted incentive plan (“2019 Share Incentive Plan of the Company”, see detail below). The holders continued to hold options of 58 Daojia Inc., but agreed to waive all the economic interests of the Company that those 58 Daojia Inc. options may have. Specifically, holders of each 1,000 units of the outstanding options under the original plan would be granted 783 units of new options of the Company and would continue to hold 1,000 modified options of 58 Daojia Inc.. The vesting schedule of the new options of the Company as well as the modified options of 58 Daojia Inc. would primarily follow that of the original options being modified.

In total 22,682,173 options were granted under the 2019 Share Incentive Plan of the Company in connection with the Reorganization on the modification date (see Note 19(c)).

For the rest of the outstanding options under the 2015 Share Incentive Plan of 58 Daojia Inc. that were not modified in October 2020, they will be modified in the same way before the IPO of the Company.

Accounting for the modification

The Company accounted for the modification in accordance with ASC718 and engaged a third-party valuation firm to assist the Company in the evaluation of (a) the fair value of the new options of the Company and the modified options of 58 Daojia Inc. immediately after the modification date, and (b) the fair value of the original options being modified immediately before the modification date. No significant incremental fair value was noted.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.	Share-based Compensation (Continued)

(b)	Modification in connection with the Reorganization (Continued)

Subsequent to the modification, the Company accounted for those options as follows:

•

For new options of the Company granted to employees of the Company, the original options had an IPO vesting condition link to 58 Daojia Inc.’s IPO, while the new options also have an IPO vesting condition link to the Company’s IPO. The Company considered it an improbable-to-improbable modification, and when the Company’s IPO happens in the future, it will recognize compensation cost equal to the fair value of the new options at the modification date.

•	For new options of the Company granted to non-employees working for 58 Daojia Inc. Group, the Company will account for them following the same principles as those for employee options.

•

For modified options of 58 Daojia Inc. retained by employees of the Company, given 58 Daojia Inc. had lost control of the Company in February 2020 (see Note 1(b)(3)), the Company considered these options with underlying shares of another entity a derivative under ASC 815 and subsequently measures those options at fair value.

After the modification, the Company recorded no share-based compensation expenses for new options of the Company granted as those options are considered not probable of vesting, and recorded share-based compensation expenses of RMB1,761 for the modified options of 58 Daojia Inc. retained by employees of the Company under ASC 815 for the year ended December 31, 2020.

(c)	2019 Share Incentive Plan of the Company

Description of share incentive plan

In February 2020, the Board of Directors of the Company approved the adoption of the 2019 Share Incentive Plan (the “2019 Share Incentive Plan of the Company”), which allows the Company to grant options of the Company to its eligible directors, employees and consultants. The maximum number of Class A ordinary shares reserved under 2019 Share Incentive Plan of the Company shall be 35,587,342. Unless terminated earlier, the 2019 Share Incentive Plan of the Company will terminate automatically in 2030.

Share options activities

Apart from the option grants in connection with the Reorganization, the Company also approved option grants to its employees in October 2020. The options generally have a service condition with 25% of the awards to be vested in each of the first two years and the remaining of the awards to be vested in equal installments every six months thereafter, and a performance condition of IPO of the Company. Options granted will expire in ten years from the respective grant date as stated in the option grant agreement.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.	Share-based Compensation (Continued)

(c)	2019 Share Incentive Plan of the Company (Continued)

The following table presents a summary of the options activities of 2019 Share Incentive Plan of the Company for the years ended December 31, 2020:

	Number of Options	Weighted Average Exercise Price per share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In years	US$
Outstanding as of January 1, 2020	—	—	—	—

Granted in connection with the Reorganization	22,682,173	0.06	—	—
Granted	8,949,535	0.44	—	—
Forfeited	(880,895)	—	—	—

Outstanding as of December 31, 2020	30,750,813	0.16	5.83	58,065

For the year ended December 31, 2020, no share-based compensation expenses was recognized by the Company under the 2019 Share Incentive Plan of the Company as those options are considered not probable of vesting. As of December 31, 2020, the unrecognized share-based compensation expenses for all options granted under the 2019 Share Incentive Plan of the Company (including options granted in connection with the Reorganization) was RMB187,966.

Valuation

The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the year ended December 31, 2020 was estimated at grant or modification date using the binomial option-pricing model with the following assumptions:

For the Year Ended December 31, 2020
Expected volatility	37.0%-39.4%
Risk-free interest rate	0.2%-0.7%
Expected dividend yield	0%
Expected term (in years)	4.5-10
Fair value per share of the underlying ordinary shares (USD)	2.16

The expected volatility was estimated based on the historical stock prices of comparable companies. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the share-based awards. The Company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

(d)	Restricted Share Unit (“RSU”) awards of the Company

RSUs granted to the key management

The Company granted to its key management with RSUs which represented aggregated amounts of 6,991,255, 942,477 and 793,373 Class A ordinary shares of the Company in January 2019, October 2019 and

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.	Share-based Compensation (Continued)

(d)	Restricted Share Unit (“RSU”) awards of the Company (Continued)

February 2020, respectively. The RSUs have an implicit service condition of 3 years and a market condition that the RSUs will only vest when the fair value of Series A Preferred Share of the Company exceeds certain price targets within three years since the RSU grant dates. Share-based compensation expense measured at each grant dates are recognized in a requisite service period of 1.44, 0.65 and 0.55 years, respectively, which are the estimated derived service periods when the market conditions shall be achieved.

Monte Carlo simulation and the Binomial Model were adopted for the evaluation of exercise probability of RSUs. The fair value of the RSUs was calculated based on the fair value of ordinary shares of the Company with the assistance of an independent valuation firm. The fair value of the RSUs awards was estimated on the grant dates with the following assumptions:

	January 2019	October 2019	February 2020
Expected volatility	46.83%	40.28%	42.43%
Risk-free interest rate	2.61%	1.58%	1.55%
Expected dividend yield	0%	0%	0%
Fair value per share of the underlying ordinary shares (USD)	1.86	1.91	2.03
Probability of meeting the market condition	15%	2%	3%

The expected volatility was estimated based on the historical stock prices of comparable companies. the Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the share-based awards. The Company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

The following table presents a summary of the Company’s RSUs activities for the years ended December 31, 2019 and 2020:

	Number of RSUs	Weighted Average Grant Date Fair Value (In US$)
Outstanding as of January 1, 2019	—	—
Granted	7,933,732	0.24
Forfeited	—

Outstanding as of December 31, 2019	7,933,732

Granted	793,373	0.07
Forfeited	—

Outstanding as of December 31, 2020	8,727,105

For the years ended December 31, 2019 and 2020, the Company recognized RMB9,222 and RMB4,617 in share-based compensation expenses associated with the RSUs. There were no unrecognized compensation expenses related to the RSUs as of December 31, 2020.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.	Share-based Compensation (Continued)

(d)	Restricted Share Unit (“RSU”) awards of the Company (Continued)

RSUs granted to 58 Daojia Inc.

58 Daojia Inc. was entitled to anti-dilution protection against the vesting of the RSUs granted to the key management. Accordingly, the Company also granted RSUs to 58 Daojia Inc.. Pursuant to the terms of the RSU, 58 Daojia Inc. can only receive the underlying shares when the same vesting condition to key management’s RSUs is achieved.

The RSUs granted to 58 Daojia Inc. was a contingent forward contract qualifying for equity classification according to ASC 815. Such RSU was not issued in exchange for any services. The Company accounted for the issuance of such RSU in equity and no subsequent measurement was required.

No underlying shares of RSUs were issued for the years ended December 31, 2019 and 2020 as the required market condition has not been met.

20.	Revenues

For the years ended December 31, 2018, 2019 and 2020, substantially all of the Group’s net revenues were generated in PRC. Revenues are recorded net of value added tax (“VAT”). The following table presents the Group’s revenues disaggregated by products and services:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Swan home services	350,896	521,333	610,296
Solutions to industry participants	36,278	43,283	32,321
Career empowerment to service providers	—	13,483	49,784
Other revenues	11,525	32,955	18,680

Total	398,699	611,054	711,081

The Company derives its revenue for the transfer of services, from various activities performed both at a point in time and over time. The split is disclosed in the table below:

	For the year ended December 31,
	2018	2019	2020
Over time	295,967	460,173	480,332
Point in time	102,732	150,881	230,749

Total	398,699	611,054	711,081

21.	Others, net

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Foreign currency exchange gain, net	281	595	28,770
Government grant	537	4,030	11,891
Others	(1,523)	(174)	509

Total	(705)	4,451	41,170

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

22.	Net loss per share

Basic and diluted net loss per share have been calculated in accordance with ASC260 for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss attributable to 58 Daojia Limited	(591,229)	(615,591)	(614,311)
Accretions of Preferred Shares to redemption value	—	(31,171)	(86,725)

Net loss attributable to ordinary shareholders of 58 Daojia Limited	(591,229)	(646,762)	(701,036)

Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	400,000,000	400,000,000	404,366,306
Net loss per share, basic and diluted:	(1.48)	(1.62)	(1.73)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. The effects of all outstanding options and Preferred Shares were excluded from the computation of diluted net loss per share as their effects would be anti-dilutive during the year.

23.	Related Parties’ Balances and Transactions

The table below sets forth the major related parties and their relationships with the Group:

Name of Entity or Individual	Relationship with the Group
58 Daojia Inc. Group	Principal shareholder of the Company
58.com Inc. and its affiliates (collectively, the “58.com Group”)	The principal shareholder of 58 Daojia Inc. Group
Focus Media Information Technology Co., Ltd. (“Focus Media”)	An entity controlled by one of the Company’s shareholder, who can significantly influence both the entity and the Company

(a) Related party transactions with 58 Daojia Inc. Group

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Non-cash contribution for share-based compensation related to 58 Daojia Inc. 2015 Plan	368	180	—
Contribution from 58 Daojia Inc. Group	201,050	19,071	49,064

Total	201,418	19,251	49,064

Costs and expenses allocated from 58 Daojia Inc. Group	154,922	—	—
Management fee charged by 58 Daojia Inc. Group	—	296,884	120,885

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

23.	Related Parties’ Balances and Transactions (Continued)

(a) Related party transactions with 58 Daojia Inc. Group (Continued)

As discussed in Note 1(c), for the year ended December 31, 2018, the Group recorded costs and expenses incurred by 58 Daojia Inc. Group and allocated to the Group using different methods depending on the nature of the allocated items. Starting from January 2019, 58 Daojia Inc. Group charged the Group a management fee, which is settled between the Group and 58 Daojia Inc. Group on a monthly basis by cash.

Share-based compensation expenses incurred by 58 Daojia Inc. were not recharged to the Group and were allocated and pushed down to the Group’s consolidated statements of comprehensive loss. (See Note 19(a))

The Group also received financing from the 58 Daojia Inc. Group as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cash advances from 58 Daojia Inc. Group	204,313	149,714	10,790
Cash repayment to 58 Daojia Inc. Group	(149,000)	(269,790)	(5,832)

(b) Related party transactions with 58.com Inc.

58.com Inc. was the controlling shareholder of 58 Daojia Inc. until November, 2015, when 58 Daojia Inc. completed a Series A financing which resulted in 58.com Inc. losing control over 58 Daojia Inc., because substantive participating rights were granted to a Series A preference shareholder of 58 Daojia Inc.. After that, 58.com Inc. remains as a principal shareholder of 58 Daojia Inc..

As part of the above Series A financing, 58 Daojia Inc. obtained a series of business cooperation agreements (“BCA”) with 58.com Inc. The Group, as part of 58 Daojia Inc. Group before February 2020 and as its affiliate after that, has received support from 58.com Inc. in accordance with the BCA, including attracting traffic, intellectual property licensing and information sharing for the years ended December 31, 2018, 2019 and 2020. Currently, the Company uses these services provided by 58.com Inc. free of charge. No costs have been pushed down to the Group’s consolidated statements of comprehensive loss as 58.com Inc. and 58 Daojia Inc. did not incur any significant cost for providing those services.

This BCA does not regulate the service period. The Group is in process of negotiating a new BCA with 58.com Inc. and cannot assure it will be able to continue to maintain the cooperative relationships with 58.com Inc. in the future.

(c) Related party transactions with Focus Media

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Purchase of advertisement services from Focus Media and its affiliates	—	—	95,050

Focus Media became related party of the Company after the controlling shareholders of Focus Media completed their investments of Series A Preferred Shares of the Company in January 2020.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

23.	Related Parties’ Balances and Transactions (Continued)

(d)	The Group had the following balances with related parties:

	As of December 31,
	2019	2020
	RMB	RMB
Amount due to 58 Daojia Inc. Group	68,392	79,728
Amount due to Focus Media and its affiliates	—	95,050

Amount due to 58 Daojia Inc. Group represents cash advances from 58 Daojia Inc. Group, and unsettled management fee payables. Amount due to Focus Media and its affiliates were included in the Accounts Payable (see Note 9).

24.	Commitments and Contingencies

(a)	Commitments

Commitments for property management fees

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates. As of December 31, 2020, future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2020:

As of December 31,
2020
RMB
2021	8,172
2022	6,156
2023	4,172
2024	3,844
2025 and after	4,789

Total	27,133

Capital and other commitments

The Group did not have material capital and other commitments as of December 31, 2019 and 2020, respectively.

(b)	Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2019 and 2020, respectively.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

25.	Impact of COVID-19

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world. The Group’s business and operations have also been affected as a result. In early 2020, the PRC government has implemented a series of strict measures, including travel restrictions, quarantines, and a temporary shutdown of businesses which resulted in a decrease in activity level between both service providers and consumers across China. In particular, the Home Business requires in-person meetings to conduct the business and have been adversely and materially affected by these interruptions and delayed business resumption. The outbreak of COVID-19 and subsequent prevention and control measures have adversely affected the Group’s business operations and financial conditions in the first half of 2020.

The Group have gradually resumed normal operations in the second half of 2020. Many of the quarantine measures within China have been relaxed as of the date of this financial statements. However, if the situation materially deteriorates in the PRC, the Group’s business, results of operations and financial condition could be materially and adversely affected. The Group will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

26.	Subsequent Financing of the Company

In April 2021, the Group entered into the transaction documents for its subsequent closing of Series B round of equity financing through issuance of 3,925,661 Series B Preferred Shares at a price of US$2.5473 per share for cash consideration of US$10 million (approximately RMB65.2 million). The Company is in the process of assessing the accounting impact of this transaction.

In April 2021, the Group entered into a share purchase agreement to issue series C preferred shares (the “Series C Financing” and “Series C Preferred Shares”) at a price of US$2.9391 per share to several investors, including Momo Technology Overseas Holding Company Limited, or Momo Technology. The Series C Financing has not closed as of April 15, 2021. Subsequently upon closing, the Group will issue 15,737,450 Series C Preferred Shares to Momo Technology for an aggregate consideration of RMB300,000, equivalent to US$46,254. Concurrent with the issuance of Series C Preferred Shares, Momo Technology will pay the consideration to two VIEs of the Company using RMB300,000 in cash, by doing which, the VIEs of the Company will enter into a convertible loan agreement with Momo Technology. The Company is in the process of assessing the accounting impact of this transaction.

In April 2021, the Group entered into an supplemental agreement with Series B Preferred Shares holders in relation to the Series B Preferred Shares, pursuant to which Series B preferred Shares would be redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO within five years, or (ii) the occurrence of certain deemed liquidation event on or prior to the fifth anniversary of the issuance of Series A Preferred Shares, (iii) failure to complete the conversion by any conversion shareholders within five (5) years after the initial closing (previously was 2 years as referred Note 16), (iv) any holder of the Series A Preferred Shares making a redemption request pursuant to the Memorandum and Articles of Association.

The Group has performed an evaluation of subsequent events through April 15, 2021, which is the date that consolidated financial statements are available to be issued, with no other material events or transactions identified that should have been recorded or disclosed in the consolidated financial statements.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

27.	Restricted Net Assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise’s PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise’s PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

As the Reorganization of the Group has not been completed as of December 31, 2019. It was not applicable for the Company to disclose the condensed financial information of the Company for the years ended December 31, 2018 and 2019. Amounts restricted include paid-in capital and statutory reserve funds, less accumulate deficit, totaling approximately RMB904.4 million as of December 31, 2020. Therefore, in accordance with Rules 4-08 (e) (3) of Regulation S-X, the condensed company only financial statements of the Company as of December 31, 2019 and 2020 and for the years ended December 31, 2019 and 2020 are disclosed in Note 28.

28.	58 Daojia Limited company only condensed financial information

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

28.	58 Daojia Limited company only condensed financial information (Continued)

been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company was set up in May 2018, there was no material activity for the year ended December 31, 2018 and hence no condensed financial information as at December 31, 2018 and for the year ended were presented.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2019 and 2020.

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

28.	58 Daojia Limited company only condensed financial information (Continued)

Condensed balance sheets

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$ (Note2(e))
Assets
Current assets:
Cash and cash equivalents	21,612	49,146	7,532
Other receivables from VIEs	414,979	414,979	63,598

Total current assets	436,591	464,125	71,130

Total assets	436,591	464,125	71,130

Liabilities
Current liabilities:
Accrued expenses and other current liabilities	1,213	457	69
Payables to subsidiaries and VIEs	1,007,176	891,719	136,662

Total current liabilities	1,008,389	892,176	136,731

Convertible loans	423,029	460,401	70,560

Total liabilities	1,431,418	1,352,577	207,291

Mezzanine equity
Series A convertible redeemable preferred shares	396,302	432,039	66,213
Series B convertible redeemable preferred shares	—	741,623	113,659

Total mezzanine equity	396,302	1,173,662	179,872

Shareholders’ deficit
Class A Ordinary shares (US$0.0000025 par value, 18,600,000,000 and 18,550,000,000 shares authorized as of December 31, 2019 and 2020, respectively; no shares issued and outstanding as of December 31, 2019 and 2020)	—	—	—
Class B Ordinary shares (US$0.0000025 par value, 1,000,000,000 shares authorized as of December 31, 2019 and 2020; 400,000,000 and 404,813,458 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	6	6	1
Additional paid-in capital	1,135,883	1,102,839	169,017
Accumulated deficit	(2,528,859)	(3,143,170)	(481,712)
Accumulated other comprehensive loss	1,841	(21,789)	(3,339)

Total shareholders’ deficit	(1,391,129)	(2,062,114)	(316,033)

Total liabilities, mezzanine equity and shareholder’s deficit	436,591	464,125	71,130

58 DAOJIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data, or otherwise noted)

28.	58 Daojia Limited company only condensed financial information (Continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	US$ (Note2(e))
Operating expenses:
General and administrative expenses	(2)	(10,505)	(1,610)

Loss from operations	(2)	(10,505)	(1,610)

Shares of losses of subsidiaries, VIEs and VIEs’ subsidiaries	(609,230)	(566,666)	(86,844)
Fair value change of convertible loans	(8,050)	(37,372)	(5,728)
Interest income	1,715	248	38
Others, net	(24)	(16)	(2)

Loss before income tax	(615,591)	(614,311)	(94,146)

Income tax expenses	—	—	—

Net loss	(615,591)	(614,311)	(94,146)

Other comprehensive loss:
Foreign currency translation adjustment, net	1,734	(23,630)	(3,621)

Total comprehensive loss	(613,857)	(637,941)	(97,767)

Condensed statements of cash flows

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	US$ (Note2(e))
Net cash used in operating activities	(1,326)	(7,630)	(1,169)

Cash flows from investing activities:
Payments to, and investments in subsidiaries, VIEs and VIEs’ subsidiaries	(343,475)	(654,417)	(100,294)

Net cash flows used in investing activities	(343,475)	(654,417)	(100,294)

Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	365,131	690,635	105,844

Net cash provided by financing activities	365,131	690,635	105,844

Effect of exchange rate changes on cash and cash equivalents	1,282	(1,054)	(161)

Net increase in cash and cash equivalents	21,612	27,534	4,220

Cash and cash equivalents at the beginning of the year	—	21,612	3,312

Cash and cash equivalents at the end of the year	21,612	49,146	7,532

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our post-IPO memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to our indemnification agreements with our directors and officers, the form of which is filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including warrants to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of issuance	Number of securities	Consideration
Class B Ordinary Shares
58 Daojia Inc.	January 21, 2019	400,000,000	US$	49,999.00
	February 3, 2020	4,813,458	US$	12.03

Series A Preferred Shares
Binghe Age Group Corporation	January 21, 2019	2,000,000	US$	5,000,000
	February 3, 2020	200,000	US$	0.5

Media Global Management Limited	January 21, 2019	20,000,000	US$	50,000,000
	February 3, 2020	2,000,000	US$	5

Trumpway Limited	January 21, 2019	4,000	US$	10,000

Beijing Xiao Xiang Jun Chuang Business Management LLP	April 26, 2021	5,500,000		U.S. dollar equivalent to RMB86,117,500
Beijing Fengrong Management Consulting LLP	April 26, 2021	5,500,000		U.S. dollar equivalent to RMB86,117,500
Beijing Ze Sheng Jia Management Consulting Limited Partnership	May 12, 2021	4,004,000		U.S. dollar equivalent to RMB68,962,894
SRS Capital F-4 Limited	May 13, 2021	6,025,052		U.S. dollar equivalent to RMB94,338,614
SRS Capital F-5 Limited	May 13, 2021	5,073,728		U.S. dollar equivalent to RMB79,443,042
Series B Preferred Shares
SCC Growth V Holdco I, Ltd.	February 14, 2020	23,553,964	US$	60,000,000
All-Stars PESP VII Limited	February 14, 2020	11,776,982	US$	30,000,000
VMS DJ Limited	March 31, 2020	3,925,661	US$	10,000,000
Trumpway Limited	April 19, 2021	3,925,661	US$	10,000,000

Series C Preferred Shares
Momo Technology Overseas Holding Company Limited	April 20, 2021	15,737,450	US$	46,254,182

Warrants
Ningbo Meishan Bonded Port Zhongxing Zhuoyue Equity Investment Partnership	January 21, 2019	4,612,480		N.A.
	February 3, 2020	461,248		N.A.
Gongqingcheng Fengyunyijia Investment Management Partnership	January 21, 2019	5,477,320		N.A.
	February 3, 2020	547,732		N.A.
Changsha Xiaoxiangjunchuang Private Equity Funds Partnership	January 21, 2019	5,000,000		N.A.
	February 3, 2020	500,000		N.A.
Hainan Fengrong Equity Investment Partnership	October 31, 2019	5,000,000		N.A.
	February 3, 2020	500,000		N.A.
Zhuhai Hengqin Ruilin Huaxin Investment Partnership	October 31, 2019	4,004,000		N.A.

Securities/Purchaser	Date of issuance	Number of securities	Consideration
Restricted Share Units
58 Daojia Inc.	January 21, 2019	75,398,146	N.A.
	February 3, 2020	907,314	N.A.
Trumpway Limited	January 21, 2019	754	N.A.
Xiaohua Chen	January 21, 2019	6,991,255	N.A.
	October 31, 2019	942,477	N.A.
	February 3, 2020	793,373	N.A.
Zhuhai Hengqin Ruilin Huaxin Investment Partnership	October 31, 2019	754,735	N.A.
Options
Certain directors, officers, employees, consultants and entities affiliated with them	Various dates	30,149,454	Past and future services provided by these individual to us

Item 8.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial statement schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for ordinary shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and owners and holder of the American Depositary Shares

4.4*	Third Amended and Restated Shareholders’ Agreement, dated as of April 20, 2021, among the Registrant, the holders of the Registrant’s ordinary and preferred shares and certain parties thereto

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Tian Yuan Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	2019 Share Incentive Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its executive officers

10.4	English translation of the Exclusive Management and Business Operation Agreement among Changsha WFOE, Youxiang VIE and each shareholder of Youxiang VIE dated January 21, 2019

10.5	English translation of the Powers of Attorney issued by each shareholder of Youxiang VIE to irrevocably appoint Changsha WFOE as such shareholder’s attorney-in-fact to exercise all shareholder rights dated January 21, 2019

10.6	English translation of the Equity Interest Pledge Agreement by and among Changsha WFOE, Youxiang VIE and each shareholder of Youxiang VIE dated January 21, 2019

10.7	English translation of the Exclusive Option Agreement by and among Changsha WFOE, Youxiang VIE and each shareholder of Youxiang VIE dated January 21, 2019

10.8	English translation of the Exclusive Management and Business Operation Agreement among Changsha WFOE, Daojia VIE and each shareholder of Daojia VIE dated January 21, 2019

10.9	English translation of the Powers of Attorney issued by each shareholder of Daojia VIE to irrevocably appoint Changsha WFOE as such shareholder’s attorney-in-fact to exercise all shareholder rights dated January 21, 2019

10.10	English translation of the Equity Interest Pledge Agreement by and among Changsha WFOE, Daojia VIE and each shareholder of Daojia VIE dated January 21, 2019

10.11	English translation of the Exclusive Option Agreement by and among Changsha WFOE, Daojia VIE and each shareholder of Daojia VIE dated January 21, 2019

Exhibit Number	Description of Document

10.12	English translation of the Exclusive Management and Business Operation Agreement among Tianjin WFOE, Haodaojia VIE and each shareholder of Haodaojia VIE dated January 21, 2019

10.13	English translation of the Powers of Attorney issued by each shareholder of Haodaojia VIE to irrevocably appoint Tianjin WFOE as such shareholder’s attorney-in-fact to exercise all shareholder rights dated January 21, 2019

10.14	English translation of the Equity Interest Pledge Agreement by and among Tianjin WFOE, Haodaojia VIE and each shareholder of Haodaojia VIE dated January 21, 2019

10.15	English translation of the Exclusive Option Agreement by and among Tianjin WFOE, Haodaojia VIE and each shareholder of Haodaojia VIE dated January 21, 2019

10.16	English translation of the Spouse Consent Letters of Ms. Keying Dai, the spouse of Mr. Jinbo Yao, dated January 21, 2019

10.17	English translation of the Spouse Consent Letters of Ms. Feng He, the spouse of Mr. Xiaohua Chen, dated January 21, 2019

10.18	English translation of the Loan Agreements by and among Changsha WFOE, each shareholder of Daojia VIE and their respective spouse dated January 21, 2019

10.19	English translation of the Business Cooperation Agreement by and among 58.com Inc., 58 Daojia Inc. and other parties thereto dated November 27, 2015

21.1	Principal subsidiaries, VIEs and subsidiaries of VIEs of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Tian Yuan Law Firm (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Tian Yuan Law Firm regarding certain PRC laws matters

99.3	Consent of iResearch

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on             , 2021.

58 Daojia Limited

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints              and              as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	, 2021
Name: Xiaohua Chen

	Director	, 2021
Name: Jinbo Yao

	Director	, 2021
Name: Liang Zhang

	Director	, 2021
Name: Ran Gao

	Director	, 2021
Name: Jiajia Zou

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021
Name: Jing An

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of 58 Daojia Limited, has signed this registration statement or amendment thereto in New York on                 , 2021.

Authorized U.S. Representative

By:
Name:
Title: